Exhibit 99.2

EXECUTION VERSION

Collaboration and License Agreement

among

Cardiome Pharma Corp.,

Merck Sharp & Dohme (Switzerland) GmbH and

Merck & Co., Inc.

Summary of Contents

Table of Contents

Article 1 Interpretation		1
1.1	Definitions	1
Article 2 Scope of Collaboration; Development of Products		16
2.1	Scope of Collaboration; Objectives of the Development Program	16
2.2	Technology Transfer	16
2.3	Key Employees	17
2.4	Global Development Plan	18
2.5	Updates; Proposals for Inclusion in the Global Development Plan	18
2.6	Responsibility for Development and Manufacturing Development of Products	18
2.7	Responsibility for Development Costs	19
2.8	Cardiome Incurred Development Costs	19
2.9	Right of Access to Data	20
2.10	DMF	21
Article 3 Regulatory Matters		21
3.1	Ownership and Maintenance of Regulatory Approvals	21
3.2	Adverse Drug Event Reporting and Post Marketing Surveillance	22
3.3	Assistance	23
3.4	Compliance	23
3.5	General Regulatory Matters	23
3.6	Product Recalls or Withdrawal	24
3.7	Notification of Complaints	25
3.8	Notification of Threatened Action	25
3.9	Co-operation with Other Licensees	25
Article 4 Commercialization of Products		26
4.1	Co-Promotion Territory Commercialization Plan	26
4.2	Responsibility for Commercialization of Products in the ROW Territory	26
4.3	Responsibility for Commercialization of Products in the Co-Promotion Territory	26
4.4	Commercial Diligence	27
4.5	Co-Promotion Option	27
Article 5 Trademark Prosecution and Registration		28
5.1	Option to CARDIOME Product Trademarks	28
5.2	Product Trademarks in the Co-Promotion Territory	29
5.3	Product Trademarks in the ROW Territory	29
5.4	Product Marking	29
Article 6 Manufacture and Supply of Product		29
6.1	Clinical Supply	29
6.2	Commercial Supply	30
6.3	Manufacturing and Reduction of Cost of Goods Sold	30
6.4	Access to Manufacturing	31
Article 7 Compliance; Reports and Information		32
7.1	Compliance	32
7.2	Cooperation	32
7.3	Reports	32
Article 8 Governance of the Collaboration		32
8.1	Joint Steering Committee	32
8.2	Joint Commercialization Committee	34
8.3	Product Development Team	36
8.4	Alliance Managers	36

- i -

Article 9 License Grants		37
9.1	CARDIOME Grant re: IV Product	37
9.2	CARDIOME Grant re: Oral Product	37
9.3	MERCK Grant re: Development Program	38
9.4	MERCK Grant re: Co-Promotion License	38
9.5	MERCK Option for Grant under Fujisawa Technology	38
9.6	Disclosure of Know-How and Patents	38
9.7	Exclusivity	38
9.8	Right of First Negotiation for Animal Health	39
9.9	Rights Licensed to Astellas	39
Article 10 Right to Sublicense		39
10.1	Sublicenses	39
10.2	No Other Rights	40
Article 11 Payments		40
11.1	Up-front Fee	40
11.2	Line of Credit	40
11.3	Development and Regulatory Milestones	40
11.4	Sales Milestones	41
11.5	Occurrence of Milestone Events; Combination Clinical Studies	41
11.6	Royalties Payable to CARDIOME on IV Products	42
11.7	Royalties Payable to CARDIOME on Oral Products	42
11.8	Royalty Adjustment for Cost of Goods Sold of the Oral Product	43
11.9	Exceptions from Royalties	43
11.10	Co-Promotion Does not Affect Payment Obligations	43
11.11	Generic Product	44
11.12	Limit on Royalty Reductions	44
11.13	Payment Dates and Reports	44
11.14	Records; Audit Rights	44
11.15	Overdue Royalties and Milestones	45
11.16	Withholding Tax	45
11.17	Payments; Foreign Currency Exchange	46
Article 12 Confidentiality		46
12.1	Confidentiality Obligations	46
12.2	Term of Obligations of Confidence	46
12.3	Limited Disclosure	46
12.4	Employees and Consultants	47
12.5	Publicity	47
12.6	Publications and Presentations	48
12.7	Prior Approved Publication	49
Article 13 Intellectual Property Rights		49
13.1	CARDIOME Intellectual Property Rights	49
13.2	MERCK Intellectual Property Rights	49
13.3	Joint Technology Rights	49
13.4	Patent Coordinators	49
13.5	Inventorship	49
13.6	Rights to Third Party Technology Post Development	50
Article 14 Patent Filing, Prosecution and Maintenance		50
14.1	CARDIOME Prosecution Rights	50
14.2	MERCK Prosecution Rights	51
14.3	Joint Patents	51
14.4	Information and Cooperation	51
14.5	Patent Term Adjustments	52

- ii -

14.6	Abandonment	52
14.7	Astellas Agreement	52
14.8	Updates to CARDIOME Patents	53
Article 15 Legal Actions		53
15.1	Notice of Third Party Infringement	53
15.2	MERCK Right to Address Third Party Infringement	53
15.3	No Settlement of Third Party Infringement	53
15.4	Right to Representation respecting Third Party Infringement	53
15.5	Cooperation respecting Third Party Infringement	54
15.6	Allocation of Proceeds respecting Third Party Infringement for Products	54
15.7	Defense of Claims	54
15.8	Co-operation with Other Licensees	55
Article 16 Term and Termination		55
16.1	Term	55
16.2	Unilateral Right to Terminate	55
16.3	Termination for Breach	56
16.4	Termination for Insolvency	56
16.5	Breaches, Insolvency and Termination Respecting MERCK	56
Article 17 Consequences of Termination of Agreement		57
17.1	Termination by CARDIOME under Section 16.2.4, 16.3 or 16.4 or by MERCK
	under Section 16.2.1 or 16.2.2	57
17.2	Consequences in Lieu of Termination by MERCK pursuant to Section 16.3 or 16.4	61
17.3	Surviving Provisions	62
17.4	Early Termination of Committee Activity	62
Article 18 Representations and Warranties		63
18.1	Mutual Representations and Warranties	63
18.2	Additional Representations of CARDIOME	63
Article 19 Indemnification		64
19.1	Indemnification of MERCK by CARDIOME	64
19.2	Indemnification of CARDIOME by MERCK	65
19.3	Conditions to Indemnification	65
19.4	Warranty Disclaimer	65
19.5	No Warranty of Success	65
19.6	Limited Liability	66
Article 20 Standstill		66
20.1	Limited Rights	66
20.2	Irreparable Harm	67
Article 21 Conditions to Closing; HSR Act		67
21.1	HSR Filing	67
21.2	Satisfaction of Conditions; Effective Date	68
21.3	Portions of Agreement Effective as of Execution Date	68
21.4	Conduct of CARDIOME’s Business During the HSR Act Waiting Period	68
Article 22 Miscellaneous		69
22.1	Amendment; Waiver	69
22.2	Arbitration	69
22.3	Assignment; Change of Control	70
22.4	Binding Effect	71
22.5	Counterparts	71
22.6	Force Majeure	72
22.7	Further Assurances	72
22.8	Governing Law	72

- iii -

22.9	Guarantee of Certain Obligations	72
22.10	Headings	73
22.11	Integration; Severability	73
22.12	Interpretation	73
22.13	No Third Party Beneficiaries	73
22.14	No Solicitation	73
22.15	Notices	73
22.16	Purposes and Scope	75

- iv -

Collaboration and License Agreement

This Collaboration and License Agreement (this “Agreement”) is entered into as of April 8, 2009 (the “Execution Date”), by and among Cardiome Pharma Corp., a Canadian corporation with offices at 6190 Agronomy Rd., 6th Floor, Vancouver, B.C., Canada, V6T 1Z3 (“CARDIOME”), Merck Sharp & Dohme (Switzerland) GmbH, a company organized under the laws of Switzerland with offices at Rue de Lausanne 27, Sion, 1950, Switzerland (“MSD Switzerland”), and Merck & Co., Inc., a corporation organized under the laws of New Jersey with offices at One Merck Drive, Whitehouse Station, NJ 08889-0100, U.S.A. (“Merck & Co.” and, collectively with MSD Switzerland, “MERCK”). Each of MSD Switzerland, Merck & Co. and CARDIOME is sometimes referred to individually herein as a “Party” and collectively as the “Parties.”

WHEREAS, CARDIOME has developed and controls certain technology, intellectual property, and proprietary materials related to rhythm control agents, including its proprietary clinical candidate compound Vernakalant; and

WHEREAS, MERCK is engaged in the research, development and commercialization of human therapeutics; and

WHEREAS, CARDIOME has developed both an injectable intravenous dosage form and an oral dosage form of Vernakalant, and has entered into an agreement with Astellas (as defined below) pursuant to which it has granted to Astellas certain rights to the injectable and intravenous dosage forms of Vernakalant in the Excluded IV Territory (as defined below);

WHEREAS, the Parties desire to enter into a collaboration for the purpose of developing and commercializing certain products containing or derived from Vernakalant, in injectable intravenous and oral dosage forms, for all uses in humans for all indications worldwide, excluding, in respect of the injectable and intravenous dosage forms of Vernakalant, in the Excluded IV Territory;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the Parties hereto, intending to be legally bound, hereby agree as follows:

Article 1 Interpretation

1.1           Definitions

Whenever used in this Agreement with an initial capital letter, the terms defined in this Article 1 shall have the meanings specified.

1.1.1 “$” means US dollars.

1.1.2 “AAA” means the American Arbitration Association.

1.1.3 “Abandonment Party” has the meaning set out in Section 14.6.

1.1.4 “Adjusted Amount” has the meaning set out in Section 11.8.

1.1.5 “Advances” has the meaning set out in Section 11.2.

1.1.6 “AE” has the meaning set out in Section 3.2.1.

1.1.7 “Affiliate” means any Person controlled by, controlling or under common control with a Party.  As used in this Section, “control” means (a) that a Person owns, directly or indirectly, fifty percent (50%) or more of the voting stock of another Person, or (b) that a Person has the actual ability to control and direct the management of the Person, whether by contract or otherwise.

1.1.8 “Alliance Manager” has the meaning set out in Section 8.3.

1.1.9 “Annual Net Sales” means, with respect to any Calendar Year, the aggregate amount of the Net Sales for such Calendar Year.

1.1.10 “API” means the active pharmaceutical ingredient known as Vernakalant.

1.1.11 “Applicable Laws” means any Federal, state, provincial, local, national and supranational laws, statutes, rules and regulations, including any rules, regulations, guidance, guidelines or requirements of Regulatory Authorities, national securities exchanges or securities listing organizations, including GLPs, GMPs or Good Clinical Practices (or, if and as appropriate under the circumstances, International Conference on Harmonization (ICH) guidance or other comparable regulation and guidance of any Regulatory Authority), in any country or region in the Territory, that are in effect from time to time during the Term and applicable to a particular activity hereunder.

1.1.12 “Arbitration Matter” has the meaning set out in Section 22.2. 1.1.13 “Assuming Party” has the meaning set out in Section 14.6. 1.1.14 “Astellas” means Astellas Pharma US, Inc.

1.1.15 “Astellas Agreement” means the Collaboration Agreement between Astellas (as successor in interest to Fujisawa Healthcare, Inc.) and CARDIOME dated October 16, 2003 and all amendments thereto.

1.1.16 “Atrial Fibrillation” [Redacted - definition of Atrial Fibrillation]

1.1.17 “Atrial Flutter” [Redacted - definition of Atrial Flutter]

1.1.18 “AVRO Trial” means a Phase III Prospective, Randomized, Double-Blind, Active-Controlled, Multi-Center Superiority Study of Vernakalant Injection versus Amiodarone in Subjects with Recent Onset Atrial Fibrillation.

1.1.19 “Board” has the meaning set out in Section 20.1.

1.1.20 “Branding” means determining all matters relating to branding of the Product, including brand names, product logos, branding colors, positioning and key messages to be incorporated in promotional materials.

1.1.21 “Calendar Quarter” means the period beginning on the Effective Date and ending on the last day of the calendar quarter in which the Effective Date falls, and thereafter each successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31.

1.1.22 “Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31.

1.1.23 “Canadian PM (NOC) Regulations” means the Patented Medicine (Notice of Compliance) Regulations adopted in Canada, as amended on June 12, 2008.

1.1.24 “CARDIOME Development Activities” means the Development activities specified to be conducted by CARDIOME in any Global Development Plan (or any amendment thereto).

1.1.25 “CARDIOME Indemnitees” has the meaning set out in Section 19.2.

1.1.26 “CARDIOME Know-How” means any and all Know-How Controlled by CARDIOME and related to the Product, which is not covered by CARDIOME Patents but is necessary or useful for the use, development, manufacture, promotion, marketing, distribution, offer for sale, sale, importation or export of the Product in the Field in the Territory, including any Know-How arising from the AVRO Trial.

1.1.27 “CARDIOME Patents” means any and all Patents under the Control of CARDIOME during the Term that contain one or more claims that cover the Product, its Manufacture or use, which are necessary or useful for the use, development, manufacture, promotion, marketing, distribution, offer for sale, sale, importation or export of the Product in the Field in the Territory, including any Patents arising from the AVRO Trial. For purposes of clarity, the CARDIOME Patents existing as of the Execution Date include the Patents listed on Exhibit 1.1.27.

1.1.28 “CARDIOME Technology” means the CARDIOME Patents and the CARDIOME Know-How. CARDIOME Technology shall not include CARDIOME’s interest in Joint Technology.

1.1.29 “Challenge” means any challenge to the validity or enforceability of any of CARDIOME Patents, including by:

.1           filing a declaratory judgment action in which any of CARDIOME Patents is alleged to be invalid or unenforceable;

.2           citing prior art pursuant to 35 U.S.C. §301 against any of CARDIOME Patents, filing a request for re-examination of any of CARDIOME Patents pursuant to 35 U.S.C. §302 and/or §311, or becoming a party to an interference, or providing assistance to a Third Party which has become a party to an interference, with an application for any of CARDIOME Patents pursuant to 35 U.S.C. §135; or

.3           filing or commencing any re-examination, opposition, cancellation, nullity or similar proceedings against any of CARDIOME Patents in any country.

1.1.30 “Claims” has the meaning set out in Section 19.1.

1.1.31 “Clinical Supplies” has the meaning set out in Section 6.1.1.

1.1.32 “Clinical Trial” means a clinical study of the Product involving the administration of Product to patients for any Indication, and includes any Phase 1 Clinical Trial, Phase 2 Clinical Trial, Phase 2/3 Clinical Trial, Phase 3 Clinical Trial and Post-Registration Clinical Trial, as applicable.

1.1.33 “Collaboration” means the alliance of CARDIOME and MERCK established pursuant to this Agreement for the purposes of Developing Products and Commercializing Products in the Field in the Territory.

1.1.34 “Combination Product” means either a single pharmaceutical formulation containing as its active ingredients both Vernakalant and one or more other therapeutically or prophylactically active ingredients, or a combination therapy comprised of a Product and one or more other therapeutically or prophylactically active products priced and sold in a single package containing such multiple products, in each case, in all dosage forms, formulations, presentations, line extensions, and package configurations. All references to Product in this Agreement shall be deemed to include Combination Product.

1.1.35 “Commercialization” or “Commercialize” means any and all activities directed to the offering for sale and sale of the Product, both before and after Product Approval has been obtained, including activities related to marketing, promoting, distributing, importing, exporting, selling, and offering to sell Product. When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization and “Commercialized” has a corresponding meaning.

1.1.36 “Commercialization Executives” has the meaning set out in Section 8.1.6.

1.1.37 “Commercialization Plan” means the Co-Promotion Territory Commercialization Plan and Global Commercialization Plan.

1.1.38 “Commercially Reasonable Efforts”  [Redacted - definition of Commercially Reasonable Efforts]

1.1.39 “Competing Product” [Redacted - definition of  Competing Product]

1.1.40 “Confidential Information” means (a) with respect to CARDIOME, all CARDIOME Know-How, (b) with respect to MERCK, all MERCK Know-How and (c) with respect to each Party, (i) all Joint Know-How and (ii) all information and Proprietary Materials disclosed or provided by or on behalf of such Party (the “disclosing Party”) to the other Party (the “receiving Party”) or to any of the receiving Party’s employees, consultants, Affiliates or Sublicensees; provided that none of the foregoing shall be Confidential Information if:

.1           as of the date of disclosure, it is known to the receiving Party or its Affiliates, as demonstrated by contemporaneous credible documentation, other than by virtue of a prior confidential disclosure to such receiving Party by or on behalf of the disclosing Party;

.2           as of the date of disclosure it is in the public domain, or it subsequently enters the public domain through no fault of the receiving Party;

.3           it is obtained by the receiving Party from a Third Party having a lawful right to make such disclosure free from any obligation of confidentiality to the disclosing Party; or

.4           it is independently developed by or for the receiving Party without reference to or use of any Confidential Information of the disclosing Party, as demonstrated by contemporaneous credible documentation.

For purposes of clarity, unless excluded from Confidential Information pursuant to the provisos at the end of the preceding sentence: (i) any scientific, technical, manufacturing or financial information of a Party that is disclosed at any meeting of the JSC, the JCC or the PDT or through an audit report; and (ii) any confidential information of a Third Party in respect of which the disclosing Party owes a duty of confidence; shall constitute Confidential Information of the disclosing Party.

1.1.41 “Control” or “Controlled” means (a) with respect to Patents, the possession by a Party of the right to grant a license or sublicense to such Patents as provided herein without the payment of additional consideration to, and without violating the terms of any agreement or arrangement with, any Third Party and without violating any Applicable Laws and (b) with respect to Proprietary Materials or Confidential Information, the possession by a Party of the right to supply such Proprietary Materials or Confidential Information to the other Party as provided herein without the payment of additional consideration to, and without violating the terms of any agreement or arrangement with, any Third Party and without violating any Applicable Laws.

1.1.42 “Co-Promotion”, “Co-Promoting” or “Co-Promote” means, with respect to an Oral Product that CARDIOME opts to promote with Merck & Co. in accordance with Section 4.5, the detailing of such Product to a hospital based prescriber target audience under the same Product Trademark in the Co-Promotion Territory using a coordinated field sales force consisting of representatives of both Merck & Co. and CARDIOME, all in accordance with Section 4.5 and the Co-Promotion Agreement.

1.1.43 “Co-Promotion Agreement” has the meaning set out in Section 4.5.3.

1.1.44 “Co-Promotion Option” has the meaning set out in Section 4.5.1.

1.1.45 “Co-Promotion Territory” means the 50 states of the United States of America.

1.1.46 “Co-Promotion Territory Commercialization Plan” [Redacted - definition of Co-Promotion Territory Commercialization Plan]

1.1.47 “Cost of Goods Sold” or “COGS” has the meaning set out in Exhibit 1.1.47.

1.1.48 “CTA” means Clinical Trial Application.

1.1.49 “Development” or “Develop” means, with respect to each Product:

.1           all non-clinical and clinical activities designed to obtain any Regulatory Approval of such Product in accordance with this Agreement or to be used in the Commercialization of the Product, including the obtaining of Regulatory Approval of such Product, regulatory toxicology studies, DMPK studies, statistical analysis and report writing, Clinical Trial design and operations, preparing and filing Regulatory Filings, and all regulatory affairs related to the foregoing; and

.2           conducting Post-Registration Clinical Trials with respect to any Indication with respect to which Regulatory Approval has been received or for a use that is subject of an investigator-initiated study program, and interacting with Regulatory Authorities regarding the foregoing.

When used as a verb, “Developing” means to engage in Development and “Developed” has a corresponding meaning.

1.1.50 “Development Costs” means the reasonable out-of-pocket costs and internal costs incurred by CARDIOME (or for its account by an Affiliate or a Third Party) after the Effective Date that are consistent with the Development activities undertaken by CARDIOME pursuant to the applicable Global Development Plan (and the budget approved by MERCK in connection therewith) and are attributable to the Development of the Product. For purposes of this definition:

.1           out-of-pocket costs means the actual amounts paid to a Third Party for specific external Development activities applicable to the Product, including all filing fees required for and other costs associated with any Regulatory Filings and the actual amounts paid to any consultants engaged by CARDIOME in accordance with the approved budget and Section 2.6.3;

.2           internal costs means the applicable FTE Rate multiplied by the number of FTE hours utilized in the relevant period on activities directly relating to Development in accordance with the Global Development Plan;

.3           out-of-pocket costs include reasonable travel expenses incurred in the performance of activities directly relating to Development in accordance with the Global Development Plan;

.4           the reasonable out-of-pocket and internal costs shall include the cost of Manufacturing or obtaining Vernakalant or Products or raw materials or intermediates therefor for use in the activities in Section 1.1.50.1 or 1.1.50.2;

.5	Development Costs shall not, in any event, include costs associated with participation in the JSC or attendance at a meeting of the PDT; and

.6	CARDIOME’s costs of the AVRO Trial are not Development Costs for the purposes of this Agreement.

1.1.51 “Development Executives” has the meaning set out in Section 8.1.6.

1.1.52 “Development Program” means, with respect to each Product, the Development program to be conducted by the Parties during the Term with respect to such Product pursuant to the Global Development Plans.

1.1.53 “Disputed Matter” has the meaning set out in Section 8.1.6.

1.1.54 “DMF” means a Drug Master File maintained with the FDA or its equivalent maintained with a Regulatory Authority in other countries within the Territory.

1.1.55 “DRC” or “Development Review Committee” means MERCK’s Late Development Review Committee or any other internal committee for the review of recommendations from the PDT, and includes any successor body(ies) thereto which include any of the same functions.

1.1.56 “Drug Approval Application” means, with respect to each Product in a particular country or region, an application for Product Approval for such Product in such country or region, including: (a) an NDA or sNDA; (b) a counterpart of an NDA or sNDA in any country or region in the Territory; and (c) all supplements and amendments to any of the foregoing.

1.1.57 “Effective Date” has the meaning set out in Section 21.2.

1.1.58 “European Union” means all countries that comprise the European Union (whether on the Execution Date or at any time during the Term).

1.1.59 “Exchange Act” has the meaning set out in Section 20.1.3.

1.1.60 “Excluded IV Territory” means the United States of America and its territories and possessions, Canada and Mexico.

1.1.61 “Execution Date” means the date set forth in the first recital above.

1.1.62 “FDA” means the United States Food and Drug Administration or any successor agency or authority thereto.

1.1.63 “FDCA” means the United States Federal Food, Drug, and Cosmetic Act, as amended.

1.1.64 “Field” means all uses in humans for all Indications, provided that the Field does not include the IV Product in the Excluded IV Product Territory.

1.1.65 “First Commercial Sale” means, with respect to the Product in a country in the Territory, the first sale, transfer or disposition for value to an end user of such Product in such country; provided that any sale to an Affiliate or Sublicensee will not constitute a First Commercial Sale unless the Affiliate or Sublicensee is the last entity in the distribution chain of the Product; and provided further that any sale on a cost reimbursement basis for use in a Clinical Trial or other distribution for use in a Clinical Trial will not constitute a First Commercial Sale.

1.1.66 “Force Majeure” means any occurrence beyond the reasonable control of a Party that (a) prevents or substantially interferes with the performance by such Party of any of its obligations hereunder and (b) occurs by reason of any act of God, flood, fire, explosion, earthquake, strike, lockout, labor dispute, casualty or accident, or war, revolution, civil commotion, act of terrorism, blockage or embargo, or any injunction, law, order, proclamation, regulation, ordinance, demand or requirement of any government or of any subdivision, authority or representative of any such government.

1.1.67 “FTE” means [Redacted - number of hours] of work devoted to or in support of the Development or Commercialization of Products in accordance with a Global Development Plan or a Commercialization Plan that is carried out by one or more employees, contract personnel or consultants of a Party (other than field sales force  personnel), measured in accordance with such Party’s normal time allocation practices from time to time. In no event shall an individual account for more than one FTE year in any Calendar Year.

1.1.68 “FTE Rate” means a rate of [Redacted - amount per FTE per annum] for personnel engaged in Development. The FTE Rate shall be adjusted annually for each Calendar Year after 2009 by an amount per Calendar Year to be determined by multiplying the then-applicable FTE Rate by the cumulative increase or decrease in the Consumer Price Index for all Urban Consumers, as published by the U.S. Department of Labor, Bureau of Statistics, from the beginning of the prior Calendar Year (available at http://www.bls.gov/cpi/home.htm), or if such index is not available, a reasonable replacement.

1.1.69 “GAAP” means United States generally accepted accounting principles, consistently applied.

1.1.70 “Generic Product” [Redacted - definition of Generic Product]

1.1.71  “Global Commercialization Plan” [Redacted - definition of Global Commercialization Plan]

1.1.72  “Global Development Plan” [Redacted - definition of Global Development Plan]

1.1.73 “GLP” means the then current Good Laboratory Practice Standards promulgated or endorsed by the FDA, or in the case of foreign jurisdictions, comparable regulatory standards promulgated or endorsed by the applicable Regulatory Authority, including those procedures expressed in or contemplated by any Regulatory Filings.

1.1.74 “GMP” means current Good Manufacturing Practices that apply to the Manufacture of API and Product, as set forth in (i) the United States regulations set forth under Title 21 of the United States Code of Federal Regulations, parts 210, 211 and 600-680, as may be amended from time-to-time, as well as all applicable guidance published by the FDA from time-to-time; (ii) the EU good manufacturing practices set forth in the European Community directive 2003/94/EC, Directive 2001/83/EC, all relevant amendments, implementations of such directive and relevant guidelines including Volume 4 of The Rules Governing Medicinal Products in the European Union: Guidelines for good  manufacturing practices for medicinal products for human and veterinary use; and (iii) the Ministry of Health, Labor and Welfare ordinances and accompanying regulations in Japan; in each case as may be modified or supplemented during the Term.

1.1.75 “Hatch-Waxman Act” means the Drug Price Competition and Patent Term Restoration Act of 1984, as amended.

1.1.76 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

1.1.77 “IND” means: (a) an Investigational New Drug Application, as defined in the FDCA and regulations promulgated thereunder, or any successor application or procedure required to initiate clinical testing of the Product in humans in the United States; (b) a counterpart of an Investigational New Drug Application that is required in any other country or  region in the Territory before beginning clinical testing of the Product in humans in such country or region; and (c) all supplements and amendments to any of the foregoing.

1.1.78 “IND Transfer Date” has the meaning set out in Section 3.1.1. 1.1.79 “Indemnified Party” has the meaning set out in Section 19.3. 1.1.80 “Indemnifying Party” has the meaning set out in Section 19.3.

1.1.81 “Indication” means any human disease or condition in the Field which can be treated, prevented, or cured or the progression of which can be delayed. The Parties agree that: (i) the treatment and prevention of separate varieties of the same disease or medical condition (e.g., paroxysmal Atrial Fibrillation and persistent Atrial Fibrillation) shall not be a separate Indication; and (ii) the treatment or prevention of the same disease or medical condition in a different population shall not be a separate Indication (e.g., adult and pediatric).

1.1.82 “Infringement” has the meaning set out in Section 15.1.

1.1.83 “Infringement Notice” has the meaning set out in Section 15.1.

1.1.84 “Initiation” means, with respect to a human Clinical Trial, the first date that a subject or patient is dosed in such Clinical Trial.

1.1.85 “IV Product” means all injectable and intravenous dosage forms of Vernakalant.

1.1.86 “Joint Commercialization Committee” or “JCC” means the committee comprised of CARDIOME and MERCK representatives established pursuant to Section 8.2.

1.1.87 “Joint Know-How” means Know-How that is jointly conceived or reduced to practice by one or more employees of or consultants to MERCK and one or more employees of or consultants to CARDIOME in the conduct of the Development Program (including Manufacturing Development) and/or in the Commercialization of Products.

1.1.88 “Joint Patents” means Patents claiming inventions that are jointly conceived or reduced to practice by one or more employees of or consultants to MERCK and one or more employees of or consultants to CARDIOME in the conduct of the Development Program (including Manufacturing Development) and/or in the Commercialization of Products.

1.1.89 “Joint Steering Committee” or “JSC” means the committee comprised of CARDIOME and MERCK representatives established pursuant to Section 8.1.

1.1.90 “Joint Technology” means the Joint Patents and the Joint Know-How.

1.1.91 “Know-How” means any and all know-how, trade secrets, inventions, data, processes, techniques, procedures, compositions, devices, methods, formulas, protocols, data and information, whether patentable or not patentable, including all chemical, biochemical, toxicological and scientific research information, whether in written, electronic, graphic or video form or any other format.

1.1.92 “Knowledge” or “Known” [Redacted - definition of knowledge or known]

1.1.93 “LIBOR Rate” means, for any applicable interest period, the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or, if Reuters does not publish quotations of BBA LIBOR, another commercially available source providing quotations of BBA LIBOR as selected by agreement of the Parties) at approximately 11:00 a.m. London time two (2) London Banking Days before the commencement of the interest period, for U.S. Dollar deposits (for delivery on the first day of such interest period) with a term equivalent to such interest period. If such rate is not available at such time for any reason, then the rate for that interest period will be determined by such alternate method as may be reasonably selected by agreement of the Parties. A “London Banking Day” is a day on which banks in London are open for business and dealing in offshore dollars.

1.1.94 “Licensed Know-How” means CARDIOME Know-How and CARDIOME’s interest in Joint Know-How.

1.1.95 “Licensed Patents” means CARDIOME Patents and CARDIOME’s interest in Joint Patents.

1.1.96 “Licensed Technology” means CARDIOME Technology and CARDIOME’s interest in Joint Technology.

1.1.97 “Losses” has the meaning set out in Section 19.1.

1.1.98 “Major European Country” means each of the United Kingdom, France, Germany, Italy or Spain.

1.1.99 “Manufacture”, “Manufacturing” or “Manufactured” shall mean all operations involved in the manufacture, receipt, incoming inspections, storage and handling of Materials, and the manufacture, processing, formulation, packaging, labeling, warehousing, quality control testing (including in-process release and stability testing), shipping and release of API or Product; as the case may be.

1.1.100 “Manufacturing Development” means, with respect to Product, all activities related to the optimization of a commercial-grade Manufacturing process for the Manufacture of Product, including test method development and stability testing, formulation, validation, productivity, trouble shooting and second generation formulation, process development, Manufacturing scale-up, development-stage Manufacturing, and quality assurance/quality control development.

1.1.101 “Materials” shall mean all raw materials, including API, excipients, components, containers, labels and packaging materials, necessary for the Manufacture of API or Product.

1.1.102 “Maximum Loan Amount” has the meaning set out in Exhibit 11.2.

1.1.103 “MERCK” has the meaning set forth in the preamble to this Agreement; provided, however, that for all matters that relate specifically to the IV Product, MERCK means MSD Switzerland, while for all matters that relate specifically to the Oral Product, MERCK means Merck & Co.

1.1.104 “MERCK Development Activities” means the Development activities specified to be conducted by MERCK in any Global Development Plan (or any amendment thereto).

1.1.105 “MERCK Indemnitees” has the meaning set out in Section 19.1.

1.1.106 “MERCK Know-How” means any and all Know-How Controlled by MERCK and related to the Product, which is not covered by MERCK Patents but is necessary for the use, development, manufacture, promotion, marketing, distribution, offer for sale, sale, importation or export of the Product in the Field in the Territory.

1.1.107 “MERCK Patents” means any and all Patents under the Control of MERCK that contain one or more claims that cover the Product, its Manufacture or use, which are necessary for the use, development, manufacture, promotion, marketing, distribution, offer for sale, sale, importation or export of the Product in the Field in the Territory.

1.1.108 “MERCK Technology” means MERCK Patents and MERCK Know-How. MERCK Technology shall not include MERCK’s interest in Joint Technology.

1.1.109 “NDA” means a New Drug Application, as defined in the FDCA and regulations promulgated thereunder or any successor application or procedure required to sell the Product in the United States.

1.1.110 “Net Sales” means the gross invoice price (not including value added taxes, sales taxes, or similar taxes) of Product sold by MERCK or its Representatives to the first Third Party that is not a Representative, after deducting, if not previously deducted, from the amount invoiced or received:

.1           trade and quantity discounts other than early payment cash discounts;

.2           returns, rebates, chargebacks and other allowances;

.3           retroactive price reductions that are actually allowed or granted;

.4           sales commissions paid to Third Party distributors and/or selling agents;

.5           [Redacted - deduction amount]; and

.6          the Standard Inventory Cost of any device or delivery system that is used for administering or delivering Product (such as a syringe or specialized drug delivery system) and is packaged and sold with such Product, such as in a sterile kit.

With respect to sales of Combination Products, Net Sales shall be calculated on the basis of the gross invoice price of Product(s) containing the same strength of Vernakalant sold without other active ingredients; provided that where the gross invoice price of the Product and that of the product containing the other active ingredient(s) is less than the gross invoice price of the Combination Product, then one-half of the difference between: (i) the gross invoice price of such Combination Product and (ii) the sum of the gross invoice prices of the Product and all products containing such active ingredients; shall be added to the Net Sales of such Combination Product.

In the event that Product is sold only as a Combination Product, Net Sales shall be calculated on the basis of the gross invoice price of the Combination Product multiplied by a fraction, the numerator of which shall be the Standard Inventory Cost of the Vernakalant in the Combination Product and the denominator of which shall be the  Standard Inventory Cost of the Vernakalant in the Combination Product and the other active ingredients in the Combination Product.  The deductions set forth hereinabove will be applied in calculating Net Sales for a Combination Product.  In the event that Product is sold only as a Combination Product and either Party reasonably believes that the calculation set forth in this Paragraph does not fairly reflect the value of the Product relative to the other active ingredients in the Combination Product, the Parties shall negotiate, in good faith, other means of calculating Net Sales with respect to Combination Products. If the Parties do not agree, such dispute shall be resolved in accordance with Section 22.2.

Every commercial use or disposition of the Product by MERCK, its Affiliates and Sublicensees in barter or other transactions (other than as set out in Section 11.9) shall be considered a sale of such Product at the weighted average Net Sales price in the country of sale for such Product during the preceding Calendar Quarter. In the case of the items referred to in Sections 1.1.110.1 through 1.1.110.4, such discounts, allowances, deductions, commissions and the like shall be fairly and equitably allocated to the Product and other products of MERCK, its Affiliates or Sublicensees, such that the Product does not bear a disproportionate portion of such deductions.

1.1.111 “Oral Product” means the oral formulation of Vernakalant and all other formulations of Vernakalant excluding IV Product.

1.1.112 “Patent Coordinator” has the meaning set out in Section 13.4.

1.1.113 “Patents” means issued patents and pending patent applications (which, for purposes of this Agreement, include certificates of invention, applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, registrations, all letters patent granted thereon, all reissues, re-examinations and extensions thereof, all supplementary protection certificates, and all foreign counterparts of any of the foregoing.

1.1.114 “PDT” or “Product Development Team” has the meaning set out in Section 8.3, and includes any successor body(ies) thereto which include any of the same functions.

1.1.115 “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department or agency of a government.

1.1.116 “Phase 1 Clinical Trial” means a Clinical Trial in any country that would satisfy the requirements of 21 CFR 312.21(a).

1.1.117 “Phase 2 Clinical Trial” means, as to a particular Product for any Indication, a Clinical Trial conducted in any country that would satisfy the requirements of 21 CFR 312.21(b).

1.1.118 “Phase 2/3 Clinical Trial” has the meaning set out in Section 11.5.3.

1.1.119 “Phase 3 Clinical Trial” means, a Clinical Trial in any country that would satisfy the requirements of 21 CFR 312.21(c).

1.1.120 “Post-Registration Clinical Trial” means a Clinical Trial conducted after Regulatory Approval in any country or countries, whether or not required as a condition to, or for the maintenance of, any Product Approval for the Product in the Territory. For avoidance of doubt, Post-Registration Clinical Trials includes trials commonly referred to as “marketing” Clinical Trials.

1.1.121 “Pricing” means determining Product pricing at all levels, including wholesale, retail, hospital, clinic, health care provider, HMO, non-profit entity or government entities, including average sales price, average wholesale price and best price.

1.1.122 “Product” means IV Product and Oral Product.

1.1.123 “Product Approval” means, with respect to the Product, the Regulatory Approval required by Applicable Laws to sell such Product for use for an Indication in the Field in a country or region in the Territory, excluding pricing approvals and government reimbursement approvals. For purposes of clarity,

.1	“Product Approval” in the United States shall mean final approval of an NDA or sNDA permitting marketing of the applicable Product in interstate commerce in the United States;

.2
“Product Approval” in the European Union shall mean marketing authorization for the applicable Product granted either by a Regulatory Authority in any Major European Country or by the EMEA pursuant to Council Directive 2001/83/EC, as amended, or Council Regulation 2309/93/EEC; and

.3
“Product Approval” in Japan shall mean final approval of an application submitted to the Ministry of Health, Labor and Welfare and the publication of a New Drug Approval Information Package permitting marketing of the applicable Product in Japan;

as any of the foregoing may be amended from time to time.

1.1.124 “Product Trademark” means any trademark, whether or not registered, or any trademark application or renewal, extension or modification thereof, in the Territory, in each case (a) that is applied to or used with the Product by MERCK and (b) together with all goodwill associated therewith.

1.1.125 “Proprietary Materials” means tangible chemical, biological or physical materials (a) that are furnished by or on behalf of one Party to the other Party in connection with this Agreement, whether or not specifically designated as proprietary by the transferring Party, (b) that are otherwise conceived or reduced to practice in the conduct of the Development Program and/or in connection with the Commercialization of Products or (c) are used in the Manufacture of Product (including Products used in Clinical Trials and API).

1.1.126 “Promissory Note” has the meaning set out in Section 11.2. 1.1.127 “Promotional Materials” has the meaning set out in Section 3.4.1. 1.1.128 “Recall” has the meaning set out in Section 3.6.

1.1.129 “Regulatory Approval” means, with respect to any country or region in the Territory, any approval, product and establishment license, registration or authorization of any Regulatory Authority required for the Manufacture, use, storage, importation, exportation, transport, distribution or sale of the Product in such country or region (including all applicable pricing and governmental reimbursement approvals even if not legally required to sell Product in a country).

1.1.130 “Regulatory Authority” means any applicable government regulatory authority involved in granting approvals for the Manufacturing, marketing, reimbursement or pricing of a Product in the Territory, including, in the United States, the FDA, or any counterpart of the FDA outside the United States, or any other national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity with authority over the distribution, importation, exportation, Manufacture, production, use, storage, transport, clinical testing or sale of the Product.

1.1.131 “Regulatory Filings” means, collectively: (a) all INDs, Drug Approval Applications, applications for designation as an “Orphan Product(s)” under the Orphan Drug Act, for “Fast Track” status under Section 506 of the FDCA or for a new strength under Section 505(b)(4)(B) of the FDCA and all other similar filings (including counterparts of any of the foregoing in any country or region in the Territory); (b) all supplements and amendments to any of the foregoing; and (c) all data and other information contained in the foregoing; and (d) any correspondence relating to the foregoing that materially impacts the Product or Vernakalant.

1.1.132 “Representatives”, in respect of a Party, means the Party, its Affiliates, licensees, and Sublicensees, and each of their respective employees, agents, consultants, contractors, subcontractors, and other representatives.

1.1.133 “Responsible Party” means the Party that is primarily responsible for the Development of the Product under a Development Program or the Commercialization of the Product. For purposes of clarity,

.1	CARDIOME shall be the Responsible Party for the conduct of Development agreed to in advance to be carried out by CARDIOME and set out in the Global Development Plan; and

.2
MERCK shall be the Responsible Party for (i) the conduct of all Development of Products for all Indications except as set out in Section 1.1.133.1, (ii) except as contemplated by the Co-Promotion Option, Commercialization of Products for all Indications in the Territory and (iii) the Manufacture and supply of Product for all Indications in the Territory.

1.1.134 “Rhythm Control Agent” [Redacted - definition of products constituting a Rhythm Control Agent].

1.1.135 “ROW Territory” means, in respect of the IV Product, all of the countries and territories of the world other than the Excluded IV Territory; and in respect of the Oral Product, all of the countries and territories of the world, other than the Co-Promotion Territory.

1.1.136 “Royalty Term” means, with respect to each Product in each country in the Territory, the period beginning on the date of First Commercial Sale of such Product in such country and ending on the later to occur of:

.1           expiration of the last to expire [Redacted - time period and criteria];

.2           the last-to-expire [Redacted - time period and criteria];

.3           [Redacted - time period] from the date of the First Commercial Sale of such Product in such country;

.4           expiration of the last to expire [Redacted - time period and criteria]; or

.5           expiration of the last to expire [Redacted - time period and criteria].

For clarity, a CARDIOME Patent, MERCK Patent or Joint Patent which covers Vernakalant per se as well as one or more other compounds is deemed to cover Vernakalant per se.

1.1.137 “SADE” has the meaning set out in Section 3.2.1.

1.1.138 “sNDA” means a Supplemental New Drug Application, as defined in the FDCA and applicable regulations promulgated thereunder.

1.1.139 “Standard Inventory Cost” means the standard inventory cost, using Merck’s standard internal system for determining such costs across all its products consistently applied.

1.1.140 “Sublicense Agreement” means any agreement by and between a Party and a Sublicensee which is entered into in accordance with 9.9.

1.1.141 “Sublicensee” means any Affiliate or Third Party to which a Party grants a sublicense in accordance with 9.9.

1.1.142 “Subsequent Indication” means any Indication (other than the initial Indication for which Product Approval is obtained hereunder) for which a Regulatory Authority requires one or more Clinical Trials to be performed before a Product Approval can be obtained for such Indication.

1.1.143 “Technology Transfer” means the activities referred to in Section 2.2.

1.1.144 “Technology Transfer Period” means the period commencing on the Effective Date and continuing thereafter for [Redacted - time period], or such other period as may be agreed to between the Parties, acting reasonably.

1.1.145 “Term” has the meaning set out in Section 16.1.

1.1.146 “Territory” means, in respect of:

.1           the Oral Product, all countries and territories of the world, consisting of the Co-Promotion Territory and the ROW Territory; and

.2           the IV Product, all countries and territories of the world, excluding the Excluded IV Territory.

1.1.147 “Third Party” means a Person other than MERCK and CARDIOME and their respective Affiliates.

1.1.148 “Valid Patent Claim” means any claim of a pending Patent application or an issued and unexpired Patent which has not been revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction (which decision is not appealable or has not been appealed within the time allowed for appeal), and which claim has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.

1.1.149 “Vernakalant” means the compound described more fully on Exhibit 1.1.149.

1.1.150 “Voting Securities” has the meaning set out in Section 20.1.1.

Article 2 Scope of Collaboration; Development of Products

2.1           Scope of Collaboration; Objectives of the Development Program

The Parties, under this Agreement, intend to collaborate in the continued Development of both the IV Product and the Oral Product, with the goal of obtaining Product Approval in the Territory pursuant to the respective Global Development Plans.  Merck & Co. will have the exclusive right to Commercialize the Oral Product on a worldwide basis, as further described in Article 9, with CARDIOME retaining an option to co-promote in the Co-Promotion Territory, and MSD Switzerland will have the exclusive right, worldwide except for the Excluded IV Territory, to Commercialize the IV Product, as further described in Article 9.

2.2           Technology Transfer

2.2.1 CARDIOME shall provide the technology transfer materials and assistance set forth in this Section 2.2.

2.2.2 MERCK will use Commercially Reasonable Efforts to assume the Manufacture of Product for use in Development as soon as reasonably possible after the Effective Date.

2.2.3 CARDIOME shall, within [Redacted - time period] of the Effective Date, make available and transfer copies (in the original language, provided that CARDIOME shall provide, to the extent available, copies of English versions of the batch record summaries (i.e. TRDs)) of the CARDIOME Technology related to the Manufacture of Product (including Product for Clinical Trials and API) as currently being used by CARDIOME (or its Third Party manufacturers) to Manufacture Product (including Product for Clinical Trials and API) (the “CARDIOME Manufacturing Know-How”).  Such CARDIOME Manufacturing Know-How shall be used by MERCK solely to enable MERCK to Manufacture Products (including Product for Clinical Trials and API) or to have Products (including Product for Clinical Trials and API) Manufactured by its Affiliates or Third Party Manufacturers, or as otherwise permitted under this Agreement.  CARDIOME Manufacturing Know-How shall include appropriate quantities of reference standards related to Product as may be needed by MERCK to facilitate testing.

2.2.4 MERCK and CARDIOME each shall designate an individual to act as the “Manufacturing Liaison” and such individuals shall act as a conduit of information from each Party to the other regarding the transition of Manufacturing following the Effective Date from CARDIOME to MERCK and satisfaction of the obligations of the Parties related to Section 6.3, Manufacturing and Reduction of Cost of Goods Sold.

2.2.5 During the Technology Transfer Period, when requested by MERCK, CARDIOME will use Commercially Reasonable Efforts to make available to MERCK, its Affiliates and their Third Party manufacturers a reasonable number of appropriately trained personnel to provide, on a mutually convenient timetable, technical assistance in the transfer of the CARDIOME Know-How. After the Technology Transfer Period and until [Redacted - time period], if requested by MERCK, CARDIOME will in good faith endeavor to provide additional technical assistance in the transfer of the CARDIOME Know-How to MERCK, it being acknowledged that, once the Technology Transfer Period has ended, CARDIOME shall have no obligation to retain employees or consultants or contractors able to provide such technical assistance.

2.2.6 Until [Redacted - time period], if requested by MERCK, CARDIOME shall use Commercially Reasonable Efforts to assist MERCK in obtaining approval of the Drug Approval Application for the IV Product by causing its employees to promptly review documents and answer questions, including performing analyses and preparing responses and the like, provided that such assistance shall not oblige CARDIOME to retain any consultants or contractors.

2.2.7 [Redacted - obligations of Cardiome with respect to third party manufacturers]

2.2.8 On a date to be agreed between the Parties, acting reasonably, and in any event before the end of the Technology Transfer Period, MERCK shall assume responsibility for the global safety database for Vernakalant, including any responsibilities for maintaining a global safety database and pharmacovigilance systems necessary for post-marketing surveillance.

2.2.9 Except as provided in Sections 2.2.6 and 2.2.7, during the Technology Transfer Period, costs and expenses associated with the transfer of CARDIOME Technology under this Section 2.2 shall be borne by the Party incurring the cost or expense.  Until the first anniversary of the Effective Date, costs and expenses associated with the transfer of CARDIOME Technology under Section 2.2.6 shall be borne by the Party incurring the cost or expense.  Thereafter such costs and expenses incurred by CARDIOME shall be calculated and borne in the same manner as Development Expenses.

2.3           Key Employees

Until [Redacted - time period] the Effective Date, CARDIOME agrees that, while the following individuals are employed by CARDIOME or its Affiliate, such individuals shall be involved and available to MERCK in the transfer of CARDIOME Technology to MERCK under this Agreement and may participate as a CARDIOME representative either on the JSC or the PDT: [Redacted - list of Cardiome personnel].  CARDIOME covenants that it shall not reassign any of these individuals without MERCK’s  prior consent, which shall not be unreasonably withheld or delayed. Nothing in this Section will oblige CARDIOME to continue to employ any of the foregoing individuals.

2.4           Global Development Plan

The Parties will conduct their collaborative Development activities pursuant to a Global Development Plan for each of the Oral Product and the IV Product.  An initial Global Development Plan for each Product for the period from the Effective Date through [Redacted - time period], detailing plans for each Indication, shall be prepared by the PDT, based upon the outline of the initial Global Development Plan appended to this Agreement as Exhibit 2.4, and shall be submitted to the JSC for approval within [Redacted - time period] after the Effective Date for the IV Product, and [Redacted - time period] after the Effective Date for the Oral Product.  For [Redacted - time period] during the Term, a full, rolling Global Development Plan for each Product and Indication shall be prepared by the Parties through their participation on the PDT; provided that the Parties shall manage the preparation of each such Global Development Plan in a manner designed to update the JSC no later than [Redacted - time period] prior to planned approval by the Development Review Committee.  Each Global Development Plan (including the Initial Global Development Plan) shall be consistent with the other terms of this Agreement and shall set forth: [Redacted - elements of Global Development Plan]

2.5           Updates; Proposals for Inclusion in the Global Development Plan

2.5.1 Each Party will have the right to propose through the PDT any additional studies not then part of the Development Plan with respect to the Oral Product in the Co-Promotion Territory, any other studies supporting new or expanded labeling of either the IV Product or the Oral Product, or the commencement of Development activities with respect to any other Products, including new formulations of Vernakalant.

2.5.2 During the Term, the Parties, through the PDT, will review each Global Development Plan and on an ongoing basis, as necessary, update, amend and revise it.  Each amendment, modification and/or update to any Global Development Plan shall be reviewed by the JSC in accordance with Section 8.1, shall specifically state that it is an amendment, modification or update to such Global Development Plan and shall be attached to the minutes of the meeting of the JSC at which such amendment, modification or update was submitted and circulated to the Parties.

2.6           Responsibility for Development and Manufacturing Development of Products

2.6.1 MERCK shall be the Responsible Party for Manufacturing Development of API and Product as further detailed in Article 6.

2.6.2 Unless otherwise agreed in writing between the Parties, MERCK shall be the Responsible Party for all aspects of the Development of Product in accordance with the applicable Global Development Plan.

2.6.3 MERCK shall have the right to engage Third Party contractors to perform functions in connection with the Development, Manufacture (including Manufacturing Development) or Commercialization of Products hereunder.  CARDIOME shall have the right to engage Third Party contractors to perform functions in connection with the Development or Commercialization of Products hereunder with MERCK’s prior approval or as specifically set forth herein.

2.6.4 Subject to Section 3.1.1, MERCK shall file and maintain all Regulatory Filings in the Territory in its own name, and all Regulatory Filings for Products shall be owned by MERCK.

2.6.5 The Parties will use Commercially Reasonable Efforts to implement and conduct the Development activities assigned to them pursuant to the Development Plan, in accordance with Applicable Laws.

2.6.6 CARDIOME shall have no obligation to perform any Development or Manufacturing Development activities, and MERCK shall not assign any Development or Manufacturing Development activities to CARDIOME pursuant to a Development Plan, unless such activities are expressly set out in this Agreement or CARDIOME agrees in writing to perform such activities.

2.7           Responsibility for Development Costs

Unless otherwise agreed by the Parties in writing, MERCK shall be responsible for funding one-hundred percent (100%) of the development costs incurred for all Products throughout the Territory, including any Development Costs that CARDIOME agrees to incur.  MERCK shall not, however, be responsible for Development Costs incurred by CARDIOME except to the extent that such Development Costs are expressly included in a Development Plan and any budget which forms a part of such plan or otherwise reviewed and approved in writing, in advance, by MERCK, either through the PDT or otherwise. For clarity, CARDIOME will use Commercially Reasonable Efforts to complete the AVRO Trial and bear the costs of completing the AVRO Trial, and such costs will not be Development Costs hereunder.

2.8           Cardiome Incurred Development Costs

2.8.1 Reports; Reimbursement of Development Costs.  If CARDIOME undertakes anyDevelopment and thereby incurs any Development Costs in accordance with the Global Development Plan and any budget for such activities which forms a part of such plan, then within thirty (30) days following the end of each Calendar Quarter during the Term on and after the date of commencement of the Development Program, CARDIOME shall submit to the JSC a written report setting forth in reasonable detail all Development Costs actually incurred by CARDIOME over such Calendar Quarter applicable to the conduct of the Development Program in accordance with such budget.  From time to time, the Parties may agree to vary such budget. Within ten (10) days following the receipt by the JSC of such written reports, the JSC shall prepare and submit to each Party a written report setting forth in reasonable detail the calculation of the amount owed by MERCK to CARDIOME. The amount payable shall be paid by MERCK to CARDIOME within thirty (30) days after the distribution by the JSC of such written report.

2.8.2 Records; Audit Rights.  CARDIOME shall keep and maintain for two years complete and accurate records of Development Costs incurred by it in accordance with a Global Development Plan in sufficient detail to allow confirmation of same by the JSC and MERCK, including confirmation of the proper allocation of FTEs to Development of Products. MERCK shall have the right for a period of two (2) years after receipt of the report referred to in Section 2.8.1 to appoint at its expense an independent certified public accountant reasonably acceptable to CARDIOME to audit the relevant records of CARDIOME and its Affiliates to verify that the amount of such Development Costs was correctly determined. CARDIOME and its Affiliates shall each make its records available for audit by such independent certified public accountant during regular business hours at  such place or places where such records are customarily kept, upon thirty (30) days' written notice from MERCK. Such audit right shall not be exercised by MERCK more than once in any Calendar Year and the records of Development Costs for a given period may not be audited more than once. All records made available for audit shall be deemed to be Confidential Information of CARDIOME. The results of each audit, if any, shall be binding on both Parties. In the event there was an error in the amount of Development Costs reported by CARDIOME hereunder, (a) if the amount of Development Costs was overpaid, CARDIOME shall promptly (but in any event no later than thirty (30) days after CARDIOME’s receipt of the report so concluding) make payment to MERCK of the overpaid amount and (b) if the amount of Development Costs was underpaid, MERCK shall promptly (but in any event no later than thirty (30) days after MERCK’s receipt of the report so concluding) make payment to CARDIOME of the underpaid amount. MERCK shall bear the full cost of such audit unless such audit discloses an over reporting by CARDIOME of [Redacted - amount] of the aggregate amount of Development Costs reportable in any Calendar Year, in which case CARDIOME shall reimburse MERCK for all costs incurred by MERCK in connection with such audit.

2.9           Right of Access to Data

To the full extent permitted by the Astellas Agreement, CARDIOME shall promptly provide MERCK with access to all data, results and information, including all investigator safety letters or other safety information, produced in connection with the conduct of development activities respecting Vernakalant (whether before the Effective Date or during the Term, and whether produced by CARDIOME or ASTELLAS), in its original format, without translation (except to the extent that CARDIOME Controls an existing English language version).  Likewise, MERCK shall promptly provide CARDIOME with access to all data, results and information, including all investigator safety letters or other safety information, produced in connection with the conduct of Development activities that is required under the Astellas Agreement to be provided by CARDIOME to Astellas or is required or will be required to be disclosed to a Regulatory Authority, in its original format, without translation (except to the extent that MERCK Controls an existing English language version).  The Parties shall cooperate so that such data, results and information are transferred to the other Party as expeditiously as possible, and:

2.9.1     MERCK:

.1           may use such data, results and information for the performance of its obligations and exercise of its rights under this Agreement, including having a right of access to, a right of reference and a right to use and incorporate all such data, results and information in any Regulatory Filings and DMFs, if any, regarding the Product in the Field in the Territory; and

.2           may disclose all such data, results and information and all investigator safety letters to any Sublicensees (consistent with the licenses granted to Merck under this Agreement) and may permit such Sublicensees to reference, incorporate, and use the same in Regulatory Filings and DMFs consistent with the licenses granted to such party.

2.9.2     CARDIOME may use and disclose all such data, results and information and all investigator safety letters to Astellas and any subsequent licensee(s) for IV Product in the Excluded IV Territory, and may use and permit Astellas and such licensees to reference, incorporate, and use the same in regulatory filings and DMFs for IV Product in the Excluded IV Territory, consistent with the licenses granted to such party or the rights retained by CARDIOME.

2.10 DMF

Commencing upon or before the filing of an NDA, MERCK shall maintain a current and valid DMF or the equivalent on the Product, as appropriate, which it shall keep up to date at all times during the Term, or shall cause a Representative to similarly maintain the same.  CARDIOME shall during the Term, if requested by MERCK, grant to MERCK the right to reference any DMF Controlled by CARDIOME that relates to Product (including API) as contemplated in the licenses granted to CARDIOME Technology.  MERCK acknowledges that, as of the Execution Date, CARDIOME maintains one such DMF that is specific to the API manufacturing process as currently being conducted by [Redacted - third party manufacturer]. If control of such DMF is transferred to Astellas, CARDIOME will use Commercially Reasonable Efforts to obtain from Astellas the right to have such DMF be subject to Section 2.9.1.

Article 3 Regulatory Matters

3.1           Ownership and Maintenance of Regulatory Approvals

3.1.1 The Parties acknowledge that CARDIOME, as of the Execution Date, owns and holds certain Regulatory Approvals in connection with the research and development of the Product in the Field, including the IND and the CTA.  From and after the Effective Date, CARDIOME shall be responsible for the maintenance of all such Regulatory Approvals, with costs and expenses associated therewith to be included in Development Costs and borne by MERCK. During the time that CARDIOME is the holder of the IND and CTA, CARDIOME shall comply with all Applicable Laws applicable to the holder of such IND and CTA, including processing, tracking and reporting all IND Safety Reports (as defined by the FDA in the USA and Health Canada in Canada).  No later than [Redacted - time period] prior to the anticipated date of the pre-NDA meeting with the FDA for the first Indication, or earlier upon the JSC’s request (the “IND Transfer Date”), CARDIOME shall (i) transfer to Merck & Co., without any additional consideration, all such Regulatory Approvals in the Field (including the IND and CTA) throughout the Territory relating to the Oral Product then owned or held by CARDIOME, and (ii) transfer to MSD Switzerland, without any additional consideration, all such Regulatory Approvals in the Field (including the IND and CTA) throughout the Territory relating to the IV Product then owned or held by CARDIOME.

3.1.2 Subject to Sections 2.10 and 3.1.1, MERCK will own all Regulatory Filings and DMFs, if any, filed in the Field in the Territory after the Effective Date, and all Regulatory Approvals for each country in the Territory for use of the Product in the Field. Without limiting the generality of the foregoing, MERCK shall prepare and submit in its own name the NDA for the Oral Product with the FDA in the Co-Promotion Territory and any other Drug Approval Applications for the Oral Product and the IV Product with the Regulatory Authorities in other countries in the Territory.  CARDIOME may submit the Drug Approval Application in the European Union for the IV Product only following the review and consent of MSD Switzerland.

3.1.3 Other than those required to be maintained by CARDIOME under Section 3.5.2, MERCK shall secure and maintain, at its sole cost and expense, any and all Regulatory Approvals (including Regulatory Approvals, licenses, permits and consents, facility licenses and permits required by Applicable Laws or by the applicable Regulatory Authorities) necessary or required for MERCK to perform its obligations under this Agreement and shall use Commercially Reasonable Efforts at its cost and expense to secure and maintain any variations and renewals thereof.

3.1.4 MERCK shall maintain (or cause to be maintained) a current and valid DMF on the Product on the terms set out in Section 2.10.

3.2           Adverse Drug Event Reporting and Post Marketing Surveillance

3.2.1 Each Party, on behalf of itself, its Affiliates and any permitted Sublicensees, shall advise the other Party, by telephone or facsimile, as soon as reasonably possible but in no event later than [Redacted - time period] after the first of a Party, its Affiliate or a Sublicensee becomes aware (provided that the Party is aware) of any serious adverse drug experience (as defined in 21 CFR §312.32(a) or its equivalent under Applicable Laws, as the same may be amended, supplemented or replaced from time to time) (a “SADE”) involving the Product.  Such advising Party shall provide the other Party with a written report delivered by confirmed facsimile of any SADE, stating the full facts known to such Party, including investigator name, site details, if any, customer name, if any, address, telephone number, batch, lot and serial numbers, and other information as required by Applicable Laws.  After receipt by the Parties of Regulatory Approval of a Product in any country in the Territory, MERCK shall have full responsibility, as the holder of such Regulatory Approval, in such country (along with the assistance and cooperation of CARDIOME) for: (i) monitoring all adverse experiences, including SADEs (collectively, “AEs”); (ii) data collection activities that occur between MERCK and the patient or medical professional, as appropriate, including any follow-up inquiries which MERCK deems necessary or appropriate; and (iii) meeting the requirements of the Regulatory Authorities, including the submission of AE individual reports and periodic reports.  As the holder of the Regulatory Approvals, any reporting (and follow-up thereto) to the Regulatory Authorities with respect to Product in the Territory shall remain the responsibility of MERCK.

3.2.2 In the event either Party requires information regarding AEs with respect to reports required to be filed by it in order to comply with Applicable Laws, including obligations to report AEs to the Regulatory Authorities, each Party agrees to provide such information to the other in sufficient time to enable each Party to report such AEs to the Regulatory Authorities in accordance with Applicable Laws.

3.2.3 Each Party shall designate to the other Party a qualified person under Applicable Laws to be responsible for AE reporting in each country in the Territory.

3.2.4 If the report of an AE causes a Regulatory Authority to request a labeling revision or any other corrective action, or if MERCK believes it is necessary to have a labeling revision or conduct a post marketing surveillance program as a result of an AE, then MERCK shall determine, in its sole discretion, all of the material terms and conditions of such labeling revision, corrective action or post marketing surveillance program in consultation with the applicable Regulatory Authority and CARDIOME. Upon MERCK’s request, CARDIOME will cooperate with MERCK with respect to any of the foregoing.  The costs of such Labeling revision, corrective action or post marketing surveillance program shall be borne one hundred percent (100%) by MERCK.

3.3           Assistance

Each Party shall provide reasonable assistance to the other at the other’s request, in connection with their obligations pursuant to this Article 3.

3.4           Compliance

Subject to the other terms and conditions of this Agreement, the Parties agree to the following general compliance provisions:

3.4.1 MERCK shall be responsible for compliance in all material respects with Applicable Laws and the Regulatory Approvals relating to its activities under this Agreement, including the Development, Manufacturing and Commercialization of the Product throughout the Territory, including the maintenance of the Regulatory Approvals and other requirements of a Regulatory Authority applicable thereto, obtaining and holding all necessary permits and any other requirements relating to its activities under this Agreement. Any and all Manufacturing decisions, including with respect to labeling and packaging, and any and all proposed changes to the Manufacturing process, including any changes to such labeling and packaging, shall be determined by MERCK, which shall have the sole right and decision-making authority with respect thereto.  MERCK shall have the sole right and decision-making authority with respect to any and all advertising, sales and marketing materials (collectively the “Promotional Material(s)”), except as may be provided in the Co-Promotion Agreement, and shall be responsible for all interactions with the Regulatory Authorities in connection with such Promotional Materials.

3.4.2 As provided in this Agreement with regard to each Party’s obligations hereunder, MERCK and CARDIOME (as the case may be) shall each comply in all material respects with all Applicable Laws within the Territory, including (i) the provision of information by MERCK and CARDIOME to each other as necessary for CARDIOME and MERCK, as the case may be, to comply with any applicable reporting requirements and Regulatory Approvals, and (ii) maintaining any and all licenses, permits and consents necessary or required for complying with such Party’s obligations under this Agreement.  During the Term, each Party agrees to execute and deliver to the other Party any certifications that may be required by Applicable Laws, including any debarment certification. Each Party shall cause their respective Representatives to comply with this Section 3.4.2.

3.4.3 Each Party shall promptly notify (in any event within [Redacted - time period]) the other Party of any written or oral notices received from, or inspections by, the FDA, or other Regulatory Authority, which materially impact the Product or Vernakalant, the Development or the Regulatory Approvals, and shall promptly inform the other Party of any significant responses to such written notices or inspections and the resolution of any issue that materially impacts Product that was raised by the FDA or other Regulatory Authority.

3.5           General Regulatory Matters

3.5.1 The PDT shall have regulatory responsibility (other than Manufacturing regulatory responsibility, which responsibility shall be MERCK’s alone) with respect to and relative to the Product or Vernakalant in the Field in the Territory, with the approval of the Development Review Committee and otherwise as set out in this Agreement. The PDT  shall also have primary regulatory responsibility for each and every Indication in the Field in the Territory.

3.5.2 During the time that CARDIOME is the holder of Regulatory Approvals as set forth in Section 3.1.1, MERCK shall be entitled to attend any and all meetings and participate in telephone calls with the Regulatory Authorities, including any meeting preparation, meeting co-ordination, preparation of minutes and pre-NDA meeting with the FDA. During such time as CARDIOME is the holder of such Regulatory Approvals, subject to CARDIOME’s obligations under Section 3.1.1 and Applicable Laws:

.1
While it is still the holder of the IND in the Co-Promotion Territory or the CTA in Canada, CARDIOME shall notify MERCK immediately regarding the scheduling of any meeting or telephone call with the FDA or other Regulatory Authorities.

.2
CARDIOME shall provide MERCK copies of any materials relating to any regulatory matter, including telephone logs with the Regulatory Authorities, no less than [Redacted - time period] prior to their presentation to the FDA or other Regulatory Authorities during the Development, so that MERCK shall have an opportunity to review and comment thereon.

3.5.3 During the time that MERCK is the holder of any Regulatory Approvals during the Development, CARDIOME (through such number of personnel as may be requested by CARDIOME and agreed by MERCK) shall be entitled to attend as a silent observer at material Product-specific meetings and participate in telephone calls with the Regulatory Authorities in the European Union, Canada and the Co-Promotion Territory, including any meeting preparation, meeting co-ordination, preparation of minutes and pre-NDA meeting with the FDA, but excluding any meetings or phone calls relating to the Manufacture of Product; provided, however that  with respect to a meeting or phone call that is specific to the Manufacture of Product, Merck shall provide CARDIOME with a reasonably detailed summary of what occurred during any meeting or phone call with such Regulatory Authority reasonably promptly after such meeting or call.  During such time, subject to Applicable Laws:

.1
MERCK shall give CARDIOME no less than [Redacted - time period] notice following the scheduling of any such meeting or telephone call with the FDA or other Regulatory Authorities (or, if the meeting or telephone call is scheduled within such [Redacted - time period], on such notice as may be sufficient so that CARDIOME shall be able to attend or participate in such meeting or telephone call).

.2
MERCK shall provide CARDIOME copies of any materials relating to any non-Manufacturing regulatory matter prior to their presentation to the FDA or other Regulatory Authorities during the Development, so that CARDIOME shall have an opportunity to review and comment thereon.

3.6           Product Recalls or Withdrawal

If at any time or from time to time during the Term: (a) any Regulatory Authority of any country in the Territory requests MERCK to recall or withdraw the Product; (b) a court of competent jurisdiction issues an order or directive for the Product to be recalled or withdrawn; or (c) if a voluntary recall, withdrawal or  correction of the Product is contemplated by MERCK (individually or collectively, a “Recall”), then MERCK shall carry out any Recall in the Territory.  CARDIOME shall cooperate as reasonably requested by MERCK in connection with any such Recall. MERCK will be responsible for complying with all Applicable Laws and Regulatory Approvals during the Recall and will be responsible for all interactions with appropriate Regulatory Authorities. MERCK shall be responsible for preparing and timely submitting any reports and any other documentation required by the Regulatory Authorities in connection with any such Recall.  MERCK shall be responsible for conducting any Recall of the Product in the Field in the Territory and the costs and expenses therefor shall be paid by MERCK. Each Party shall notify the other Party as soon as reasonably possible of any Recall of the Product initiated by such Party or any other Representative. For the avoidance of doubt, any non-publicly available information regarding any Recall shall be Confidential Information of MERCK.

3.7           Notification of Complaints

During the Term of this Agreement or for such longer period as may be required by Applicable Laws, each Party agrees to (a) notify the other Party immediately of all available material information concerning any complaints, product defect reports, and similar notices received by either Party with respect to the Product, whether or not determined to be attributable to the Product and (b) with respect to an AE, comply with the provisions of Section 3.2.  MERCK shall define and implement appropriate and necessary regulatory compliance procedures for product defect reporting, including action plans and establishing standard operating procedures therefor, and will handle all product complaints in the Territory.  In connection with any such product complaint CARDIOME shall cooperate as reasonably requested by MERCK. MERCK, at its sole cost and expense, will have the responsibility for preparing and submitting any reports to the Regulatory Authorities, including FDA field alerts for the Oral Product.

3.8           Notification of Threatened Action

During the Term of this Agreement or for such longer period as may be required by Applicable Laws, each Party agrees to immediately notify the other Party of any information it receives regarding any threatened or pending action, inspection or communication by or from a concerned Regulatory Authority which may affect the safety or efficacy claims of the Product or the continued marketing or distribution of the Product.  Except with respect to issues regarding Manufacturing, upon receipt of such information, the Parties shall consult with each other in an effort to arrive at a mutually acceptable procedure for taking appropriate action, provided that, subject to CARDIOME’s obligation under Section 3.5.2 and Applicable Laws during the period prior to the IND Transfer Date for the IV Product, MERCK  shall have the final decision-making authority with respect thereto (including Manufacturing issues).

3.9           Co-operation with Other Licensees

MERCK acknowledges that CARDIOME has granted and may grant to Representatives rights in the Licensed Technology in respect of Vernakalant for the IV Product in the Excluded IV Territory. Within a reasonable period after the Effective Date, CARDIOME and MERCK will make good faith efforts to establish a protocol for cooperation in the event of any Recalls, complaints, product defect reports, and similar notices received by any licensee of CARDIOME with respect to the Product, whether or not determined to be attributable to the Product, or with respect to an AE, or in the event of any threatened or pending action or communication by or from a concerned Regulatory Authority which may affect the safety or efficacy claims of the Product or the continued marketing or distribution of the Product by any licensee of CARDIOME. CARDIOME will make good faith efforts to cause Astellas and any other such Representative to cooperate in the establishment of such a protocol.

Article 4 Commercialization of Products

4.1           Co-Promotion Territory Commercialization Plan

4.1.1 An initial Co-Promotion Territory Commercialization Plan for the Oral Product shall be prepared by MERCK and submitted to CARDIOME for review no later than [Redacted - time period] prior to filing the NDA for the Oral Product.

4.1.2 Until the expiry of the time for the exercise of CARDIOME’s Co-Promotion Option, and following such exercise, subject to the terms of the Co-Promotion Agreement, MERCK will provide CARDIOME with a draft or update of the Co-Promotion Territory Commercialization Plan annually, with timing in accordance with MERCK’s regular business practices.  The Co-Promotion Territory Commercialization Plan, and each amendment, modification or update to the Co-Promotion Territory Commercialization Plan, shall be reviewed by the JCC (after such time as the JCC is established in accordance with Section 8.2.1) and attached to the minutes of the meeting of the JSC at which such Co-Promotion Territory Commercialization Plan or amendment, modification or update is approved by the JSC.

4.1.3 MERCK will consider in good faith any issues or comments or suggestions raised by CARDIOME with respect to the Co-Promotion Territory Commercialization Plan at the JCC meeting or JSC meeting at which such plan is reviewed.

4.2           Responsibility for Commercialization of Products in the ROW Territory

4.2.1 Subject to Sections 4.2.2 and 4.5, MERCK will be responsible for all strategic and tactical planning and execution of Commercialization of Products in the ROW Territory, at its own expense, including the conduct of all pre-marketing, marketing, promotion, sales, distribution, import and export activities (including securing reimbursement, sales and marketing and conducting any post-marketing trials or post-marketing safety surveillance or maintaining databases).

4.2.2 MERCK shall have all rights to determine Pricing, reimbursement, discounting and other aspects of the sales of Products in the ROW Territory, at its sole discretion, subject to good faith consideration of comments of CARDIOME’s PDT representatives with respect thereto and the escalation rights set out in Section 8.1.5.7.

4.2.3 CARDIOME’s representatives on the PDT shall receive a copy of the Global Commercialization Plan in connection with their participation in the PDT and on the same basis as MERCK’s representatives.

4.2.4 MERCK shall book all sales of Product in the ROW Territory.

4.3           Responsibility for Commercialization of Products in the Co-Promotion Territory

4.3.1 Subject to CARDIOME’s rights in the event of exercise of its Co-Promotion Option and as specified in the Co-Promotion Agreement, MERCK will be responsible for all strategic and tactical planning and execution of Commercialization of Oral Products in the Territory, at its own expense.

4.3.2 Unless and until CARDIOME elects to exercise its Co-Promotion Option, MERCK shall be the Responsible Party with respect to the promotion and detailing of the Oral Product in the Co-Promotion Territory.  After such time as CARDIOME exercises its Co-Promotion Option, CARDIOME shall be jointly with MERCK the Responsible Party with respect to the promotion and detailing of the Oral Product to hospital based target audiences in the Co-Promotion Territory.  At all times, MERCK shall be the Responsible Party for all other aspects of the Commercialization of the Oral Product in the Co-Promotion Territory and for Pricing and Branding for all Indications in the Co-Promotion Territory, but at all times subject to good faith consideration of comments of CARDIOME’s JCC representatives with respect thereto.

4.3.3 MERCK shall book all sales of Oral Products in the Co-Promotion Territory.

4.3.4 Without limiting the foregoing, MERCK shall be responsible for the conduct of all sales, distribution, import and export activities (including securing reimbursement, and conducting any post-marketing trials or post-marketing safety surveillance, as set forth in the Global Development Plan, or maintaining databases), subject to consultation with the JCC with respect to Oral Products in the Co-Promotion Territory and the PDT in the ROW Territory or, in the absence of a JCC, the Territory, subject to the escalation rights set out in Section 8.1.5.7.

4.4           Commercial Diligence

4.4.1 MERCK shall use Commercially Reasonable Efforts during the Term to Commercialize the IV Product in the Territory following Regulatory Approval of such Product.

4.4.2 MERCK shall use Commercially Reasonable Efforts during the Term to Commercialize the Oral Product in the Territory following Regulatory Approval of such Product, including the Co-Promotion of the Oral Product in the Co-Promotion Territory with CARDIOME as and to the extent it exercises its Co-Promotion Option.

4.4.3 If and to the extent CARDIOME exercises its Co-Promotion Option, it shall use  Commercially Reasonable Efforts during the Term to conduct such Co-Promotion, in accordance with this Agreement and the Co-Promotion Agreement.

4.4.4 MERCK shall ensure that the plans and reports and information prepared by MERCK for consideration and comment by the PDT, JCC, JSC and the Parties under this Agreement are sufficiently detailed in order to enable CARDIOME, acting reasonably, to provide meaningful input in respect of same.

4.5           Co-Promotion Option

4.5.1 Option. CARDIOME, either itself or through an Affiliate, shall have the option to Co-Promote the Oral Product through a hospital-based sales force in the Co-Promotion Territory in accordance with this Section 4.5 (the “Co-Promotion Option”).  Pursuant to the Co-Promotion Option, upon exercise by CARDIOME, CARDIOME may elect to provide [Redacted - percentage amount] of the total hospital-based details for the Oral Product in the Co-Promotion Territory, as further set forth in Exhibit 4.5.

4.5.2 Exercise of the Co-Promotion Option.  CARDIOME may exercise the Co-Promotion Option, at its sole discretion, by written notice given to Merck & Co. either:

.1	[Redacted - time period and condition to exercise of Co-Promotion Option]; and, if not exercised at such time

.2
CARDIOME shall have the right again to so exercise such option so that Co-Promotion would commence at [Redacted - time period], upon written notice given no less than [Redacted - time period] in advance of the date such Co-Promotion would commence.

4.5.3 Negotiation, Execution and Delivery of Co-Promotion Agreement.  Promptly following exercise by CARDIOME of its Co-Promotion Option, the Parties shall commence the negotiation in good faith of an agreement containing the complete terms and conditions to cover such Co-Promotion based upon the terms and conditions specified in this Section 4.5 and Exhibit 4.5 and other customary and appropriate terms and conditions, and enter into a mutually acceptable definitive written agreement therefor (a ”Co-Promotion Agreement”).  The Parties shall negotiate the Co-Promotion Agreement in good faith and with sufficient diligence as is required to execute and deliver the Co-Promotion Agreement within [Redacted - time period] after notice of exercise of the Co-Promotion Option.  In the event the Parties fail to execute and deliver the Co-Promotion Agreement within such [Redacted - time period], the Senior Vice President and General Manager of the Cardiovascular Franchise of Merck & Co. (or the equivalent position) and the Chief Executive Officer of CARDIOME shall meet and negotiate the Co-Promotion Agreement in good faith.  For the avoidance of doubt, the inability of the Parties to execute and deliver the Co-Promotion Agreement within such [Redacted - time period] good faith negotiation period shall not cause CARDIOME to lose its Co-Promotion Option.

4.5.4 Co-Promotion Costs.  Each Party will bear the costs of its own field sales force, except that MERCK will compensate CARDIOME for its Co-Promotion activities at a rate set forth in the Co-Promotion Agreement.

Article 5 Trademark Prosecution and Registration

5.1           Option to CARDIOME Product Trademarks

Prior to the Execution Date, CARDIOME has developed and sought protection for one or more potential Product Trademarks, including [Redacted - proprietary information].  The particulars of such potential Product Trademark as of the Execution Date are set out in Exhibit 5.1. On request by MERCK, CARDIOME shall identify to MERCK CARDIOME’s out-of-pocket costs of filing and/or registering [Redacted - proprietary information] and provide invoices respecting same to MERCK prior to MERCK exercising MERCK’s decision as set forth in the following sentence. Within [Redacted - time period] of the Effective Date, MERCK will advise CARDIOME whether or not MERCK would like to have CARDIOME assign to MERCK the interests of CARDIOME in any or all such mark(s).  If MERCK so advises CARDIOME, CARDIOME will sell such interests to MERCK and MERCK will buy same from CARDIOME, for CARDIOME’s reasonable out-of-pocket costs of filing and/or registering same up to the date of sale.  CARDIOME will take any and all actions necessary and will provide MERCK with and execute any and all documents, including country assignments, necessary to effectuate the ownership of such potential Product Trademarks in MERCK.

5.2           Product Trademarks in the Co-Promotion Territory

The Product Trademark under which each Product shall be marketed in the Co-Promotion Territory shall be determined by MERCK.  The Parties shall market Oral Product in the Co-Promotion Territory exclusively under such Product Trademark and under MERCK’s NDC number, and MERCK shall grant CARDIOME a license to use such Product Trademarks solely for such Co-Promotion in the Co-Promotion Territory, upon exercise of the Co-Promotion Option.  MERCK shall be the exclusive owner of the Product Trademarks throughout the world and shall register the Product Trademarks and take all such actions as are required to continue and maintain in full force and effect and defend in the Co-Promotion Territory the Product Trademarks and the registrations thereof, and shall be solely responsible for all expenses incurred in connection therewith.

5.3           Product Trademarks in the ROW Territory

The Product Trademark under which each Product shall be marketed in the ROW Territory shall be determined by MERCK.  MERCK shall be the exclusive owner of the Product Trademarks in the ROW Territory and shall be responsible for the filing, prosecution, defense and maintenance before all trademark offices in the ROW Territory of the Product Trademarks applicable to the Product, and shall be solely responsible for all expenses incurred in connection therewith.  If MERCK determines to use any trademark in the ROW Territory other than the Product Trademark used in the Co-Promotion Territory, MERCK will not use such Product Trademark in the Co-Promotion Territory for any product other than Product in the ROW Territory.

5.4           Product Marking

5.4.1 CARDIOME’s name and logo shall appear on Product marketing and promotional literature used in the Co-Promotion Territory, to the extent feasible and permitted by Applicable Laws. CARDIOME warrants that its name and its logo are registered as trademarks in the Co-Promotion Territory and that such use of its name and its logo will not infringe upon the intellectual property rights of any Third Parties.  MERCK’s sole remedy for breach of the foregoing warranty shall be that CARDIOME will indemnify MERCK in accordance with the terms of 18.2.1.

5.4.2 To the extent practicable, and consistent with its general practices, MERCK shall mark the Products sold in the United States with all applicable United States patent numbers. All Products shipped to or sold in other countries shall be marked in such a manner as to conform with the patent laws and practice of the country of manufacture or sale.

Article 6 Manufacture and Supply of Product

6.1           Clinical Supply

6.1.1 CARDIOME shall provide to MERCK, as requested by MERCK, Materials and/or Product for use in Clinical Trials and otherwise in the Development Program, subject to CARDIOME’s reasonable requirements to retain samples of same (the “Clinical Supplies”). The description, quantities, indicated date of manufacture, current expiry date, and out-of-pocket cost to CARDIOME of Clinical Supplies MERCK desires to purchase after the Effective Date on a date mutually agreed between the Parties are identified in Exhibit 6.1.1. During the Technology Transfer Period, MERCK will identify to CARDIOME in writing any additional Clinical Supplies that MERCK desires to purchase from CARDIOME. Thereafter CARDIOME shall make Commercially Reasonable Efforts to deliver to MERCK such Clinical Supplies on a date mutually agreed between the Parties. Notwithstanding the foregoing, MERCK shall have no obligation to purchase any Clinical Supplies incorporating API manufactured at [Redacted - third party manufacturers] unless [Redacted - qualification to obligation to purchase].

6.1.2 The purchase price for such Clinical Supplies shall be CARDIOME’s out-of-pocket cost.  Delivery shall be [Redacted - commercial terms] (Incoterms 2000) MERCK’s designated site (“Delivery”).  CARDIOME shall within five (5) days of Delivery issue an invoice to MERCK for the delivered Clinical Supplies.  Within thirty (30) days from Delivery of the Clinical Supplies MERCK shall pay CARDIOME the invoiced amount for such Clinical Supplies.  Each Delivery of Clinical Supplies shall, to the extent applicable, be accompanied by copies of a certificate of analysis and copies of completed batch records, and any other documentation agreed to by the Parties in a quality agreement. The Parties will complete a quality agreement governing the Clinical Supplies for use in Clinical Trials prior to the transfer of any inventory of Clinical Supplies.

6.1.3 CARDIOME represents and warrants that, to the extent applicable, the Clinical Supplies shall, at the time of Delivery: [Redacted - representations in respect of Clinical Supplies]

MERCK’s sole remedy for breach of the representations and warranties set out in this Section 6.1.3 in respect of any batch of Clinical Supplies shall be that, with respect to such batch: [Redacted - remedies]

6.1.4 [Redacted - obligations in respect of third party agreements]

6.1.5 CARDIOME shall maintain complete and accurate records of all relevant data and information relating to the supply of Clinical Supplies to MERCK under this Section. CARDIOME shall maintain copies of batch records for seven (7) years or, if CARDIOME intends to dispose of such batch records prior to such time, CARDIOME shall notify MERCK in advance, and shall permit MERCK, at its discretion, to take possession of such batch records.

6.2           Commercial Supply

MERCK will be responsible for, and use Commercially Reasonable Efforts to conduct, either by itself or through its Affiliates or contract manufacturers, all Manufacturing and supply of the Product (including API and other Materials necessary to Manufacture Product) for use or sale by or on behalf of MERCK in the Territory, for commercial purposes.  [Redacted - obligations of Cardiome to provide information to Merck regarding manufacturing process]

6.3           Manufacturing and Reduction of Cost of Goods Sold

If, at any time after the launch of Product, MERCK determines in good faith that it is reasonably likely that the Cost of Goods Sold as a percentage of Net Sales applicable to the Oral Product will exceed, or does in fact exceed, [Redacted - targeted amount], MERCK shall have an ongoing duty to advise CARDIOME through CARDIOME’s Manufacturing Liaison, no more than [Redacted - time period], in reasonable detail for the purpose of CARDIOME assessing Cost of Goods Sold, Manufacturing plans that will have a material impact on the Cost of Goods Sold, including projected and actual Cost of Goods Sold, and to use Commercially Reasonable Efforts with respect to the taking of measures that may reduce the Cost of Goods Sold for the Oral Product (in particular, the API) with the aim of achieving a Cost of
Goods Sold that will be less than the target set out in Section 6.3.4 and will not exceed [Redacted - targeted amount].  Such efforts shall include the following:

6.3.1 If, at any time after the launch of Product, MERCK determines in good faith that it is reasonably likely that the Cost of Goods Sold [Redacted - targeted amount] applicable to the Oral Product will exceed, or does in fact exceed, [Redacted - targeted amount], MERCK shall promptly inform CARDIOME through CARDIOME’s Manufacturing Liaison thereof and will respond to reasonable questions from CARDIOME’s representatives in reasonable detail regarding the same, and the Parties shall discuss in good faith measures that may reduce the Cost of Goods Sold.

6.3.2 CARDIOME shall have the right to propose to the JSC methods or measures it believes in good faith may be implemented to reduce the Cost of Goods Sold in the Territory, such proposal to be made no more than once in any [Redacted - time period], and in each case to be supported with reasonably sufficient detail and scientific rationale, and all such proposals shall be addressed and considered in good faith by MERCK; provided, however, that MERCK shall not be required to perform laboratory development work or devote significant scientific resources in order to fulfill its obligations to consider and address such CARDIOME proposals.

6.3.3 If the measures proposed under Sections 6.3.1 and 6.3.2 are unsuccessful and at any time after launch of the Oral Product in a country, the Cost of Goods Sold [Redacted - targeted amount] of the Oral Product is greater than [Redacted - targeted amount] for a period of [Redacted - time period] or longer, then upon CARDIOME’s request, such request to be made no more than once in any [Redacted - time period], MERCK will solicit quotes from reputable Third Party manufacturers of API selected by MERCK and approved by CARDIOME for the manufacture and supply of API for such Oral Product at a lower Cost of Goods Sold.  If a Third Party offers to manufacture and supply the API for the Oral Product for a price (including such manufacturer’s allocation for all costs associated with transitioning to the new manufacturer, including capital, regulatory and transition costs) that is at least [Redacted - targeted amount] lower than the then current Cost of Goods Sold for such Oral Product, and such manufacturer (i) has been determined by MERCK to be compliant with all Applicable Laws in the Territory and MERCK’s applicable standards, and (ii) is capable, after a reasonable ramp up period, of supplying all of MERCK’s reasonable requirements for Oral Product in the Territory, and (iii) has passed a MERCK quality audit, at [Redacted - allocation of cost], qualifying them as a GMP manufacturer of the Oral Product, then MERCK shall [Redacted - consequences of qualification of a third party manufacturer].

6.3.4 If at any time the Cost of Goods Sold for the Oral Product (whether the actual COGS or the COGS as quoted by a Third Party manufacturer in accordance with Section 6.3.3) falls below [Redacted - targeted amount], then neither Party shall have any obligation to the other Party under this Section 6.3, and MERCK’s royalty payment obligation under this Agreement shall not be subject to adjustment pursuant to Section 11.8.

6.4           Access to Manufacturing

MERCK agrees that: (i) CARDIOME and its Representatives shall be entitled to contract directly with any Third Party with whom MERCK has entered into a supply agreement(s) for Products, API or any intermediates used therein and (ii) such MERCK supply agreement(s) shall not contain any contractual  provision that would prohibit CARDIOME and its Representatives from contracting directly with any such Third Party(ies) for the manufacture of:

6.4.1 the IV Product in the Excluded IV Territory during or after the Term; and

6.4.2 the Product in the Territory after the expiration or early termination of this Agreement.

For the avoidance of doubt, the provisions of this Section 6.4 do not grant CARDIOME or its Representatives a license under any intellectual property owned or Controlled by MERCK and do not require MERCK to grant any such license or to allow MERCK’s Third Party supplier to grant any such license.

Article 7 Compliance; Reports and Information

7.1           Compliance

Each Party shall perform its obligations under each Global Development Plan and Commercialization Plan in good scientific manner and in compliance in all material respects with all Applicable Laws, including with respect to each activity that will or would reasonably be expected to be submitted to a Regulatory Authority in support of a Regulatory Filing.

7.2           Cooperation

Subject to Section 2.6.6, employees of CARDIOME and MERCK shall cooperate in the performance of the Development Program and, subject to the terms of this Agreement and any confidentiality obligations to Third Parties, shall exchange such data, information and materials as is reasonably necessary for the other Party to perform its obligations under any Global Development Plan or Commercialization Plan, in all cases consistent with the enjoyment of the rights and licenses granted under this Agreement, including those granted to MERCK under Section 2.9.1 and Article 9 and those granted to CARDIOME (or through CARDIOME to its Representatives) under Section 2.9.2, Article 9, and Sections 17.1.1.2, 17.1.1.5(b), 17.1.2.2 and 17.1.2.4(a).

7.3           Reports

7.3.1 Development Program Reports.  Each Party will be informed of the progress of their efforts to Develop Products in the Field in the Territory through their participation on the PDT.

7.3.2 Commercialization Reports. The Parties shall be informed of the progress of MERCK’s efforts to Commercialize Products in the Field in the Territory through their participation on the PDT.

Article 8 Governance of the Collaboration

8.1           Joint Steering Committee

8.1.1 Establishment; Membership; Expenses.  CARDIOME and MERCK hereby establish the Joint Steering Committee. The JSC shall have and perform the responsibilities set forth in Section 8.1.5. Each of CARDIOME and MERCK shall designate in writing an equal (not less than two (2)) number of representatives to the JSC, who shall be senior level personnel. A MERCK representative shall be designated as the Chair of the JSC. Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the JSC by giving written notice to the other Party. These representatives shall have appropriate technical credentials, experience and knowledge, and ongoing familiarity with the Collaboration.  Additional representative(s) of the Parties or, by mutual consent of the Parties, consultant(s) may from time to time be invited to attend JSC meetings.  CARDIOME and MERCK shall each bear all expenses of their respective JSC representatives related to their participation on the JSC and attendance at JSC meetings.

8.1.2 Schedule of Meetings; Agenda of the JSC.  The JSC shall establish a schedule of times for regular meetings, taking into account, without limitation, the planning needs of the Development Program and the Commercialization of Products and the responsibilities of the JSC. Special meetings of the JSC may be convened by any member upon not less than thirty (30) days (or, if such meeting is proposed to be conducted by teleconference, upon not less than ten (10) days, or if such meeting is proposed to be conducted in respect of a serious safety issue regarding the use of the Product, upon not less than 48 hours) written notice to the other members; provided that (i) notice of any such special meeting may be waived at any time, either before or after such meeting and (ii) attendance of any member at a special meeting shall constitute a valid waiver of notice from such member. In no event shall the JSC meet less frequently than once every six (6) months. Regular and special meetings of the JSC may be held by teleconference or videoconference, or in person at such locations as the JSC may determine. The Chair shall be responsible for preparing and circulating to each JSC member an agenda for each JSC meeting not later than one (1) week prior to such meeting.

8.1.3 Quorum; Voting; Decisions of the JSC.  At each JSC meeting, (i) the presence in person of at least one (1) member designated by each Party shall constitute a quorum and (ii) each member who is present shall have one vote on all matters before the JSC at such meeting. All decisions of the JSC shall be made by majority vote; provided that any member designated by a Party shall have the right to cast the votes of any of such Party’s members on the JSC who are absent from the meeting. Alternatively, the JSC may act by written consent signed by at least one (1) member designated by each Party. Whenever any action by the JSC is called for hereunder during a time period in which the JSC is not scheduled to meet, the Chair shall cause the JSC to take the action in the requested time period by calling a special meeting or by circulating a written consent. Representatives of each Party or of its Affiliates who are not members of the JSC (including the Patent Coordinators) may attend JSC meetings as non-voting observers at the request of the Chair.

8.1.4 Minutes of the JSC.  The JSC shall keep minutes of its meetings that record all decisions and all actions recommended or taken in reasonable detail. Drafts of the minutes shall be prepared and circulated to the members of the JSC within a reasonable time after the meeting, not to exceed thirty (30) business days, and the Chair shall be responsible for the preparation and circulation of draft minutes. Each member of the JSC shall have the opportunity to provide comments on the draft minutes. Draft minutes shall be approved, disapproved and revised as soon as practicable. Upon mutual approval by the Parties, final minutes of each meeting shall be circulated to the members of the JSC by the Chair.

8.1.5 Responsibilities of the JSC.  The JSC shall be responsible for overseeing the overall strategy and direction for the Collaboration and the Development and Commercialization  in the Territory of Products. Without limiting the generality of the foregoing, the JSC shall have the following responsibilities:

[Redacted - responsibilities of JSC]

8.1.6 Dispute Resolution for the JSC.  The JSC members shall use reasonable efforts to reach agreement on any and all matters. In the event that, despite such reasonable efforts, agreement on a particular matter cannot be reached by the JSC within ten (10) days after the JSC first meets to consider such matter, or such later date as may be mutually acceptable to the Parties (each such matter, a “Disputed Matter”), then:

.1           where such Disputed Matter relates to the Development of Products, either Party may refer that Disputed Matter for resolution by (a) [Redacted - Cardiome personnel], and (b) [Redacted - Merck personnel] (the “Development Executives”), and the Development Executives shall promptly initiate discussions in good faith to resolve such Disputed Matter. If the Development Executives are unable to resolve the Disputed Matter within thirty (30) days of it being referred to them, MERCK will have the final say.

.2           where such Disputed Matter relates to the Commercialization of Products, either party may refer that Disputed Matter for resolution by (a) [Redacted - Cardiome personnel], and (b) [Redacted - Merck personnel] (the “Commercialization Executives”), and the Commercialization Executives shall promptly initiate discussions in good faith to resolve such Disputed Matter. If the Commercialization Executives are unable to resolve the Disputed Matter within thirty (30) days of it being referred to them, MERCK will have the final say, except as may be otherwise provided in Exhibit 4.5 or the Co-Promotion Agreement.

8.2           Joint Commercialization Committee

8.2.1 Establishment; Membership; Expenses.  Promptly following CARDIOME’s exercise of the Co-Promotion Option, CARDIOME and Merck & Co. shall establish the Joint Commercialization Committee. The JCC shall have and perform the responsibilities set forth in Section 8.2.5.  Unless otherwise agreed by the Parties, the term for the JCC shall continue for so long as the Product is being Co-Promoted by the Parties.  Each of CARDIOME and Merck & Co. shall designate in writing an equal (not less than two (2)) number of representatives to the JCC. Unless otherwise agreed by the Parties, one representative of Merck & Co. shall be designated as the Chair of the JCC.  Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the JCC by giving written notice to the other Party.  CARDIOME and Merck & Co. shall each bear all expenses of their respective JCC representatives related to their participation on the JCC and attendance at JCC meetings.

8.2.2 Schedule of Meetings; Agenda of the JCC.  The JCC shall establish a schedule of times for regular meetings, taking into account, without limitation, the planning needs for the Co-Promotion of Products and the responsibilities of the JCC. Special meetings of the JCC may be convened by any member upon not less than thirty (30) days (or, if such meeting is proposed to be conducted by teleconference, upon ten (10) days) written notice to the other members; provided that (i) notice of any such special meeting may be  waived at any time, either before or after such meeting and (ii) attendance of any member at a special meeting shall constitute a valid waiver of notice from such member. In no event shall the JCC meet less frequently than once every six months. Regular and special meetings of the JCC may be held by teleconference or videoconference, or in person at such locations as the JSC may determine. The Chair shall be responsible for preparing and circulating to each JCC member an agenda for each JCC meeting not later than one (1) week prior to such meeting.

8.2.3 Quorum; Voting; Decisions of the JCC.  At each JCC meeting, (i) the presence in person of at least one (1) member designated by each Party shall constitute a quorum and (ii) each member who is present shall have one vote on all matters before the JCC at such meeting. All decisions of the JCC shall be made by majority vote; provided that any member designated by a Party shall have the right to cast the votes of any of such Party’s members on the JCC who are absent from the meeting. Alternatively, the JCC may act by written consent signed by at least one (1) member designated by each Party. Whenever any action by the JCC is called for hereunder during a time period in which the JCC is not scheduled to meet, the Chair shall cause the JCC to take the action in the requested time period by calling a special meeting or by circulating a written consent. Representatives of each Party or of its Affiliates who are not members of the JCC (including the Patent Coordinators) may attend JCC meetings as non-voting observers. In the event that the JCC is unable to resolve any matter before it, such matter shall be resolved in accordance with Section 8.2.6.

8.2.4 Minutes of the JCC.  The JCC shall keep minutes of its meetings that record all decisions and all actions recommended or taken in reasonable detail. Drafts of the minutes shall be prepared and circulated to the members of the JCC within a reasonable time after the meeting, not to exceed ten (10) business days, and each member of the JCC shall have the opportunity to provide comments on the draft minutes. Draft minutes shall be approved, disapproved and revised as necessary at the next JCC meeting. Upon mutual approval by the Parties, final minutes of each meeting shall be circulated to the members of the JCC by the Chair.

8.2.5 Responsibilities of the JCC.  Merck & Co. will develop and update annually the Co-Promotion Territory Commercialization Plan for each Co-Promoted Product in accordance with Merck & Co.’s regular business practices, and Merck & Co. will review the Co-Promotion Territory Commercialization Plan with the JCC to ensure effective coordination of each Party’s Co-Promotion efforts. The JCC shall be responsible for overseeing the Co-Promotion of the Oral Product in the Co-Promotion Territory. Without limiting the generality of the foregoing, the JCC shall have the following responsibilities:

[Redacted - responsibilities of JCC]

8.2.6 Dispute Resolution for the JCC.  The JCC members shall use reasonable efforts to reach agreement on any and all matters. In the event that, despite such reasonable efforts, agreement on a particular matter cannot be reached by the JCC within ten (10) days after the JCC first meets to consider such matter, then the matter shall be referred to the JSC for resolution pursuant to Section 8.1.6.

8.3           Product Development Team

8.3.1 As soon as practicable following the Effective Date, MERCK will establish a Product Development Team (the “Product Development Team” or “PDT”), which shall include as CARDIOME representatives, until the first anniversary of the Effective Date, provided that the following individuals remain employed by CARDIOME or its Affiliate, [Redacted - Cardiome personnel] and such additional representatives of CARDIOME as may be reasonably required and approved by MERCK, which approval shall not be unreasonably withheld. The Alliance Manager of each Party may participate at PDT meetings and, in the case of CARDIOME’s Alliance Manager, such participation shall not be counted against the number of CARDIOME representatives entitled to attend or participate at any such meeting. During the Technology Transfer Period, CARDIOME anticipates up to [Redacted - number of Cardiome personnel] representatives designated by CARDIOME participating on the PDT.

8.3.2 The Product Development Team will be the principal organization through which the development and commercialization of a Product is planned, administered, evaluated and completed, subject to appropriate review and approval at the DRC as required by MERCK from time to time.

8.3.3 In addition to the CARDIOME representatives, the Product Development Team will typically have members from the various MERCK functional groups (e.g., research, preclinical, safety, clinical, regulatory, marketing, manufacturing) which are or which will be expected to be involved in developing Product and obtaining Regulatory Approval for the Product.

8.3.4 MERCK will appoint a chair(s) of the Product Development Team from time to time as appropriate. The Merck representatives on the PDT will responsible for providing functional input for each respective function.

8.3.5 The Product Development Team will be responsible for [Redacted - responsibilities of the Product Development Team].

8.3.6 CARDIOME’s representatives on the Product Development Team will receive all documents and information distributed or communicated to the PDT. All such documents and information shall constitute MERCK Know-How hereunder. All such documents and information respecting Commercialization of Products may not be disclosed by CARDIOME to Astellas or any other licensee of CARDIOME for the IV Product in the Excluded IV Territory.

8.3.7 MERCK will not disband or modify the PDT or its duties without providing reasonably similar access, information and input rights respecting the Development of Product, and a generalized overview of the Manufacture of Product and Commercialization of Products, to CARDIOME on MERCK’s successor committees. If there are no successor committees, the Parties will act reasonably to provide such rights to CARDIOME through the JSC or the JCC as appropriate.

8.4           Alliance Managers

8.4.1 Appointment.  Each Party shall have the right to appoint a person who shall oversee interactions between the Parties for all matters related to the Development and Commercialization of Products between meetings of the PDT, JSC and the JCC (each, an “Alliance Manager”). The Alliance Managers shall have the right to attend all meetings of the PDT, JSC and the JCC as non-voting participants and may bring to the attention of the PDT, JSC and the JCC, as the case may be, any matters or issues either of them reasonably believes should be discussed and shall have such other responsibilities as the Parties may mutually agree in writing. Each Party may replace its Alliance Manager at any time or may designate different Alliance Managers with respect to Development and Commercialization, respectively, by notice in writing to the other Party.

8.4.2 Responsibilities of the Alliance Managers.  The Alliance Managers, if appointed, shall have the responsibility of creating and maintaining a constructive work environment within the PDT, JSC and the JCC and between the Parties for all matters related to the Collaboration. Without limiting the generality of the foregoing, each Alliance Manager shall:

.1           identify and bring to the attention of the JSC any disputes arising between the Parties related to the Collaboration in a timely manner, including any asserted occurrence of a material breach by a Party, and function as the point of first referral in the resolution of each dispute;

.2           provide a single point of communication for seeking consensus within the Parties’ respective organizations and between the Parties with respect to the Collaboration;

.3           plan and coordinate cooperative efforts, internal communications and external communications between the Parties with respect to the Collaboration; and

.4           take such steps as may be required to ensure that meetings of the JSC and the JCC occur as set forth in this Agreement, that procedures are followed with respect to such meetings (including the giving of proper notice and the preparation and approval of minutes) and that relevant action items resulting from such meetings are appropriately carried out or otherwise addressed.

Article 9 License Grants

9.1           CARDIOME Grant re: IV Product

Subject to the other terms of this Agreement, and subject to such retained rights as are necessary for CARDIOME to fulfill its obligations under the Astellas Agreement, CARDIOME hereby grants to MSD Switzerland an exclusive license, with the right to grant sublicenses as provided in 9.9, under the Licensed Technology to: (a) research, develop, make, have made, import and export the IV Product for use in the Territory in the Field; and (b) to offer to sell and sell the IV Product in the Territory in the Field.  For the avoidance of doubt, the license granted hereinabove includes the right to research, develop, make, have made, use, import and export any and all Materials used or contained for or in the IV Product for use in the Territory in the Field.

9.2           CARDIOME Grant re: Oral Product

Subject to the other terms of this Agreement, and subject to such retained rights as are necessary for CARDIOME to perform its obligations in the event of exercise of its Co-Promotion Option, CARDIOME hereby grants to Merck & Co. an exclusive license, with the right to grant sublicenses as provided in 9.9,  under the Licensed Technology to research, develop, make, have made, use, import, export, offer to sell and sell the Oral Product in the Field in the Territory.  For the avoidance of doubt, the license granted hereinabove includes the right to research, develop, make, have made, use, import and export any and all Materials used or contained for or in the Oral Product for use in the Territory in the Field.

9.3           MERCK Grant re: Development Program

Subject to the other terms of this Agreement, each of Merck & Co. and MSD Switzerland hereby grant to CARDIOME a non-exclusive, royalty-free, worldwide license, with the right to grant sublicenses solely as provided in Section 10.1, under the MERCK Technology for the sole purpose of conducting CARDIOME Development Activities as part of the Development Program.

9.4           MERCK Grant re: Co-Promotion License

Subject to the other terms of this Agreement, effective only in the event CARDIOME exercises its Co-Promotion Option, Merck & Co. hereby grants to CARDIOME a right and license, without the right to grant sublicenses except as specified in the Co-Promotion Agreement, under the MERCK Technology, to Co-Promote Oral Products in the Field in the Co-Promotion Territory, in all events pursuant to the Co-Promotion Agreement.

9.5           MERCK Option for Grant under Fujisawa Technology

Upon MERCK’s written request, (subject to the terms of the Astellas Agreement) CARDIOME shall grant a non-exclusive sublicense under the Fujisawa Technology (as such term is defined in the Astellas Agreement) to MERCK, for substantially the same scope of rights as set forth in Section 9.1 and/or Section 9.2, as applicable, as follows:  CARDIOME shall notify Astellas of the proposed sublicense to MERCK and shall provide to Astellas a redacted version of the proposed sublicense agreement (which redactions must be reviewed and approved by MERCK before transmission to Astellas).  CARDIOME shall use its Commercially Reasonable Efforts to obtain Astellas’ consent to the proposed sublicense.

9.6           Disclosure of Know-How and Patents

CARDIOME shall disclose to MERCK through the JSC and/or the PDT all CARDIOME Know-How and CARDIOME Patents that are necessary or useful for the activities being conducted by MERCK under this Agreement.  MERCK shall disclose to CARDIOME through the JSC and/or the PDT all MERCK KnowHow and MERCK Patents that are necessary for the activities being conducted by CARDIOME under this Agreement and the enjoyment of the rights and licenses granted to CARDIOME or through CARDIOME to its Representatives under this Agreement, including Sections 2.9.2, 9.3, 9.4, 17.1.1.2, 17.1.1.5(b), 17.1.2.2 and 17.1.2.4(a).

9.7           Exclusivity

9.7.1 In the event that MERCK, either directly or through one or more Representatives or Third Parties, [Redacted - triggering events for Competing Product], whether such product is discovered internally by MERCK or obtained through the acquisition of rights thereto, then MERCK shall, at its option, either:

[Redacted - consequences of failure to agree]

9.7.2 Until the [Redacted - time period] of the Effective Date and subject to Section 22.3.5, in the event that CARDIOME, either directly or through one or more Representatives or Third Parties, [Redacted - triggering events for Competing Product], whether such product is discovered internally by CARDIOME or obtained through acquisition of rights thereto, then MERCK shall have the right of first negotiation for the acquisition of rights to such Competing Product, and if MERCK and CARDIOME are unable to agree on terms for such acquisition within [Redacted - time period] of notice from CARDIOME to MERCK of such opportunity, then for a period of [Redacted - time period] from MERCK’s last written offer made within such [Redacted - time period], [Redacted - consequences of failure to agree].

9.8           Right of First Negotiation for Animal Health

In the event that CARDIOME, at any time during the Term, desires to grant rights to a Third Party under any CARDIOME Patents to Develop or Commercialize the Product in the field of the use of the Product in animals other than humans in any country in the Territory (any such potential grant referred to as a “Business Opportunity” for the purposes of this Section 9.8), CARDIOME shall notify MERCK of such Business Opportunity, and provide MERCK with information available to CARDIOME that is reasonably necessary for MERCK to evaluate the Business Opportunity.  If MERCK notifies CARDIOME within fifteen (15) days of receipt of such notice that MERCK is interested in the Business Opportunity, CARDIOME shall discuss exclusively with MERCK the Business Opportunity for a period of sixty (60) days following the date of such notice (such period referred to as a “Negotiation Period” for the purposes of this Section 9.8).  Unless otherwise agreed between the Parties, CARDIOME will not negotiate or discuss the Business Opportunity with any Third Party, or disclose to any Third Party any of the information regarding the Business Opportunity, until the expiry of the Negotiation Period. In the event that CARDIOME and MERCK have not agreed upon the terms and conditions pursuant to which CARDIOME would grant such rights to MERCK within the Negotiation Period, CARDIOME shall be free to discuss the Business Opportunity with and disclose information regarding same to any Third Party.

9.9           Rights Licensed to Astellas

For clarity, CARDIOME owes no duty to MERCK with respect to, and MERCK has no rights to, the rights (including the CARDIOME Know-How and CARDIOME Patents) licensed to Astellas under the Astellas Agreement. In the event of the expiry or early termination or modification of the Astellas Agreement, CARDIOME may exploit such rights for the IV Product for the Excluded IV Territory itself or through a subsequent licensee without any duty to MERCK, except to the extent that this Agreement expressly includes certain information-sharing and other similar obligations with respect to a subsequent CARDIOME licensee for the IV Product in the Excluded IV Territory. The licenses and rights obtained by CARDIOME under this Agreement for Astellas may be enjoyed by Astellas, CARDIOME or any other subsequent CARDIOME licensee for the IV Product in the Excluded IV Territory.

Article 10 Right to Sublicense

10.1       Sublicenses

10.1.1 MERCK shall have the right to grant sublicenses under the licenses granted to it under Sections 9.1 and 9.2 to its Affiliates.  In addition, MERCK shall have the right, without the consent of CARDIOME, to grant sublicenses under the licenses granted to it under Sections 9.1 and 9.2 to Third Parties engaged in Developing or Manufacturing (including Manufacturing Development) Products for or on behalf of MERCK or its Affiliates and, outside of the Co-Promotion Territory, the Major European Countries and Japan, marketing or selling the Product for or on behalf of MERCK or its Affiliates. For the avoidance of doubt MERCK may engage Third Party manufacturers to Manufacture Product (including Materials) for use in the Territory in the Field anywhere in the world without CARDIOME’s consent. Other sublicenses of such rights shall be granted only if CARDIOME has given written approval to such sublicense in writing.

10.1.2 CARDIOME shall have the right to grant sublicenses under the license granted to it under Section 9.3 solely to Third Party subcontractors engaged by CARDIOME to perform designated functions related to the conduct of Development activities under the Development Program or to Affiliates, provided that CARDIOME has obtained the prior approval of the JSC, as reflected in minutes of the JSC, to each sublicense grant.

10.1.3 In any event, the sublicensing Party shall remain responsible for the performance of its Sublicensee and shall not be relieved of its obligations pursuant to this Agreement as a result of such sublicense.

10.2         No Other Rights

MERCK shall have no rights to use or otherwise exploit CARDIOME Technology or CARDIOME Confidential Information, and CARDIOME shall have no rights to use or otherwise exploit MERCK Technology or MERCK Confidential Information, in each case, except as expressly set forth herein.

Article 11 Payments

11.1         Up-front Fee

Merck & Co. and MSD Switzerland shall pay to CARDIOME a non-refundable, non-creditable up-front fee in the aggregate amount of Sixty Million Dollars ($60,000,000), payable by wire transfer of immediately available funds within [Redacted - time period] following the Effective Date, according to instructions that CARDIOME shall provide.

11.2      Line of Credit

Merck & Co. hereby agrees to provide to CARDIOME a line of credit on the terms set forth in Exhibit 11.2.

11.3       Development and Regulatory Milestones

Upon completion of each of the milestone events listed below, MSD Switzerland shall pay to CARDIOME the non-refundable, non-creditable amount set forth below as follows:

For the IV Product:

Milestone Event	Payment to CARDIOME
[Redacted - milestone events]	[Redacted - milestone event payments]

Upon completion of each of the milestone events listed below, Merck & Co. shall pay to CARDIOME the non-refundable, non-creditable amount set forth below as follows:

For the Oral Product:

Milestone Event	Payment to CARDIOME
[Redacted - milestone events]	[Redacted - milestone event payments]

11.4 Sales Milestones

Oral Product

In addition to the milestone payments contemplated by Section 11.3, Merck & Co. shall make each of the following non-refundable, non-creditable payments to CARDIOME after the first occurrence of the corresponding sales-based milestone event for the applicable Products:

Aggregate Annual Net Sales of all Oral Products in the Territory in any Calendar Year exceed:	Payment to CARDIOME
[Redacted - net sales thresholds]	[Redacted - net sales threshold payments]

In addition to the milestone payments contemplated by Section 11.3, MSD Switzerland shall make each of the following non-refundable, non-creditable payments to CARDIOME after the first occurrence of the corresponding sales-based milestone event for the applicable Products:

IV Product

Aggregate Annual Net Sales of all IV Products in the ROW Territory in any Calendar Year exceed:	Payment to CARDIOME
[Redacted - net sales thresholds]	[Redacted - net sales threshold payments]

11.5       Occurrence of Milestone Events; Combination Clinical Studies

11.5.1 MERCK shall provide CARDIOME with prompt written notice upon each occurrence of a milestone event set forth in Sections 11.3 and 11.4.  In the event that, notwithstanding the fact that MERCK has not given such a notice, CARDIOME believes any such milestone event has occurred, it shall so notify MERCK in writing and shall provide to MERCK data, documentation or other information that supports its belief. Any dispute under this Section 11.5 that relates to whether or not a milestone event has occurred shall first be referred to the JSC to be resolved in accordance with Section 8.1.6, but if not resolved as set forth in Section 8.1.6, it shall be subject to arbitration under Section 22.2.

11.5.2 All development and regulatory milestone payments will be paid to CARDIOME within thirty (30) days of achieving such milestones. Sales-based milestone payments will be paid to CARDIOME no later than forty-five (45) days after the end of the Calendar Quarter in which such milestones are achieved.

11.5.3 In the event of a Phase 2 Clinical Trial used as a pivotal trial for seeking Product Approval for the Product for an Indication (commonly referred to as a “Phase 2/3 Clinical Trial”), the milestone payable upon occurrence of Initiation of the Phase 3 Clinical Trial shall be payable by MERCK when MERCK determines that it will file for Product Approval based on the results of said Phase 2/3 Clinical Trial, but in no event later than the Initiation of any Phase 3 Clinical Trial that also may be conducted.

11.5.4 A milestone is payable for a Subsequent Indication receiving Product Approval for the Product regardless of whether or not the Product used for such Indication is an existing formulation of Product or a new formulation.

11.5.5 For purposes of determination of the occurrence of the milestone events, all Products containing the same single active pharmaceutical ingredient or the same combination of active pharmaceutical ingredients shall be considered the same Product, regardless of differences in formulation.

11.6      Royalties Payable to CARDIOME on IV Products

11.6.1 MSD Switzerland shall pay CARDIOME a royalty based on aggregate Annual Net Sales of all IV Products in each Calendar Year (or partial Calendar Year), on a country-by-country basis, commencing with the First Commercial Sale of such Product in such country and ending upon the last day of the Royalty Term for such IV Product in such country, at the following rates:

Aggregate Annual Net Sales of IV Product in the ROW Territory in a Calendar Year	Royalty Rate
Net Sales of up to [Redacted - USD amount]	[Redacted - percentage rate]

The portion of Net Sales between [Redacted - USD amount] and [Redacted - USD amount]	[Redacted - percentage rate]

The portion of Net Sales greater than [Redacted - USD amount]	[Redacted - percentage rate]

11.6.2 Notwithstanding anything else in this Agreement, the foregoing royalty rates shall apply to all Products for the acute conversion of Atrial Fibrillation or Atrial Flutter, and for the calculation of such royalties, all such Products shall be deemed to be IV Product.

11.7      Royalties Payable to CARDIOME on Oral Products

Merck & Co. shall pay CARDIOME a royalty based on aggregate Annual Net Sales of all Oral Products in each Calendar Year (or partial Calendar Year), on a country-by-country basis, commencing with the First Commercial Sale of the first Oral Product in such country and ending upon the last day of the Royalty Term for such Oral Product in such country, at the following rates:

Aggregate Annual Net Sales of Oral Product in the Territory in a Calendar Year	Royalty Rate
Net Sales of up to [Redacted - USD amount]	[Redacted - percentage rate]

The portion of Net Sales between [Redacted – USD amount] and [Redacted – USD amount]	[Redacted – percentage rate]

The portion of Net Sales between [Redacted – USD amount] and [Redacted – USD amount]	[Redacted – percentage rate]

The portion of Net Sales between [Redacted – USD amount] and [Redacted – USD amount]	[Redacted – percentage rate]

The portion of Net Sales between [Redacted – USD amount] and [Redacted – USD amount]	[Redacted – percentage rate]

The portion of Net Sales greater than [Redacted – USD amount]	[Redacted – percentage rate]

11.8      Royalty Adjustment for Cost of Goods Sold of the Oral Product

Notwithstanding Section 11.7 but subject to Section 6.3.4, if, in any particular Calendar Quarter during the Term, the aggregate Cost of Goods Sold [Redacted - targeted amount], then MERCK’s royalty payment obligation for such Calendar Quarter with respect to [Redacted - targeted amount] shall be reduced by a percentage (the “Adjustment Amount”) equal to [Redacted - adjustment formula]. It is understood that any such adjustment under this Section 11.8 shall remain in effect only in respect of any Calendar Quarter in which the Cost of Goods Sold as a percentage of the Net Sales generated with respect to sales of the Oral Product in such country exceeds [Redacted - targeted amount].

11.9      Exceptions from Royalties

All royalties are subject to the following conditions:

(a) only one royalty shall be due with respect to the same unit of Product;

(b) no royalties shall be due upon the sale or other transfer among MERCK or its Representatives, but in such cases the royalty shall be due and calculated upon MERCK’s or its Representative’s Net Sales to the first Third Party that is not a Representative;

(c) no royalties shall accrue on the disposition of Product by MERCK or its Representatives for use in a Clinical Trial for which no sale proceeds are recovered; and

(d) no royalties shall accrue on the disposition of Product in reasonable quantities by MERCK or its Representatives as: (i) samples (promotion or otherwise); or (ii) as donations (for example, to non-profit institutions or government agencies) as mutually agreed between the Parties.

11.10    Co-Promotion Does not Affect Payment Obligations

For purposes of clarification, notwithstanding the exercise of the Co-Promotion Option or the execution of the Co-Promotion Agreement, Merck & Co. will at all times remain obligated to pay milestone and  royalties with respect to Oral Product as described herein (whether or not such Product is Co-Promoted by CARDIOME).

11.11      Generic Product

11.11.1 In the event that at the time of sale of an IV Product in a given country during the Royalty Term there is a Generic Product in an intravenous or injectable formulation being sold in such country by a Third Party, and both: (i) [Redacted - trigger for reduction in royalties], and (ii) no data package exclusivity is available for such Product in such country; then the royalty rate applicable to the sale of such Product in such country in the Calendar Year immediately following the Calendar Year in which there is such a Generic Product in such country shall be [Redacted - percentage amount] of that otherwise applicable under Section 11.6.

11.11.2 Likewise, in the event that at the time of sale of an Oral Product in a given country during the Royalty Term there is a Generic Product in a formulation other than an intravenous or injectable formulation being sold in such country by a Third Party, and both: (i) [Redacted - trigger for reduction in royalties], and (ii) no data package exclusivity is available for such Product in such country; then the royalty rate applicable to the sale of such Product in such country in the Calendar Year immediately following the Calendar Year in which there is such a Generic Product in such country shall be [Redacted - percentage amount] of that otherwise applicable under Section 11.7.

11.11.3 Notwithstanding Sections 11.11.1 and 11.11.2, MERCK’s obligation to pay royalties at the full royalty rates shall be reinstated on the first day of the Calendar Year immediately following the Calendar Year in which there ceases to be a Generic Product in such country.

11.12     Limit on Royalty Reductions

Notwithstanding Sections 11.8 and 11.11, in no event shall the royalties owed under Sections 11.6 or 11.7, with respect to a Product in a country in any Calendar Quarter be reduced by operation of Sections 11.8 and 11.11 to less than [Redacted - percentage amount] of what would otherwise be owed under Sections 11.6 or 11.7 with respect to such Product in such country in such period without the operation of either of 11.8 or 11.11.

11.13     Payment Dates and Reports

Royalty payments shall be made by MERCK within forty-five (45) days after the end of each Calendar Quarter, commencing with the Calendar Quarter in which the First Commercial Sale of the Product occurs. MERCK shall also provide, at the same time each such payment is made, a report showing: (a) the Net Sales of each Product by type of Product and country in the Territory; (b) the total amount of deductions from gross sales to determine Net Sales; (c) the applicable royalty rates for each Product in each country in the Territory after applying any reductions set forth above; and (d) a calculation of the amount of royalty due to CARDIOME.

11.14     Records; Audit Rights

MERCK and its Affiliates and Sublicensees shall keep and maintain for two years from the date of each payment of royalties hereunder complete and accurate records of gross sales and Net Sales by MERCK and its Affiliates and Sublicensees of each Product, and the Cost of Goods Sold applicable to all Net Sales  of each Product, in sufficient detail to allow royalties to be determined accurately. CARDIOME shall have the right for a period of two (2) years after receiving any such payment to appoint at its expense an independent certified public accountant reasonably acceptable to MERCK to audit the relevant records of MERCK and its Affiliates and Sublicensees to verify that the amount of such payment was correctly determined. MERCK and its Affiliates and Sublicensees shall each make its records available for audit by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon thirty (30) days' written notice from CARDIOME. Such audit right shall not be exercised by CARDIOME more than once in any Calendar Year or more than once with respect to sales of a particular Product in a particular period. All records made available for audit shall be deemed to be Confidential Information of MERCK. The results of each audit, if any, shall be binding on both Parties. In the event there was an underpayment by MERCK hereunder, MERCK shall promptly (but in any event no later than thirty (30) days after MERCK’s receipt of the report so concluding) make payment to CARDIOME of any shortfall. CARDIOME shall bear the full cost of such audit unless such audit discloses an underreporting by MERCK of [Redacted - amount] of the total royalties payable in the audited period, as determined by the accountant to be correct, in which case MERCK shall reimburse CARDIOME for all costs incurred by CARDIOME in connection with such audit.

11.15     Overdue Royalties and Milestones

All royalty payments not made within the time period set forth in this Article 11, including underpayments discovered during an audit, and all milestone payments not made within the time period specified herein, shall bear interest at a rate of the LIBOR Rate plus [Redacted - percentage amount] per annum from the due date until paid in full or, if less, the maximum interest rate permitted by Applicable Laws. Any such overdue royalty or milestone payment shall, when made, be accompanied by, and credited first to, all interest so accrued.

11.16     Withholding Tax

11.16.1 If applicable laws, rules or regulations require withholding of income or other taxes imposed upon any payments made by MERCK to CARDIOME under Agreement, MERCK shall make such withholding payments as may be required and shall subtract such withholding payments from such payments. MERCK shall submit appropriate proof of payment of the withholding taxes to CARDIOME within a reasonable period of time. MERCK shall promptly provide CARDIOME with the official receipts. MERCK shall render CARDIOME reasonable assistance in order to allow CARDIOME to obtain the benefit of any present or future treaty against double taxation which may apply to such payments. If MERCK did not withhold taxes, in whole or in part, in connection with any payment it made to CARDIOME under the Agreement and a tax authority subsequently disagrees with MERCK’s interpretation of the withholding rules and finds that MERCK had a duty to withhold taxes and such taxes were assessed against and paid by MERCK, then CARDIOME will indemnify and hold harmless MERCK from and against such taxes (excluding penalties). If MERCK makes a claim under this section, it will comply with the obligations imposed by this section as if MERCK had withheld taxes from a payment to CARDIOME.

11.16.2 The Parties anticipate that tax legislation or treaties in effect as of the Execution Date have the effect that no withholding tax will become due on the payments to be made by MDS Switzerland hereunder. In the event that the tax legislation or treaties relevant to such payments substantially change in relation to those in effect on the Execution Date with the effect that such payments will be the subject of withholding taxes, the Parties  shall confer to find appropriate alternative solutions for the structure provided for under this Agreement so that CARDIOME is not materially adversely affected by such change.

11.17     Payments; Foreign Currency Exchange

All payments to be made by MERCK to CARDIOME under this Agreement shall be made in United States dollars and may be paid by check made to the order of CARDIOME or bank wire transfer in immediately available funds to such bank account in the United States as may be designated in writing by CARDIOME from time to time. In the case of sales outside the United States, the rate of exchange to be used in computing the monthly amount of currency equivalent in United States dollars due CARDIOME shall be the monthly rate of exchange utilized by MERCK in its worldwide accounting system, prevailing on the third to the last business day of the month preceding the month in which such sales are recorded by MERCK.

Article 12 Confidentiality

12.1      Confidentiality Obligations

CARDIOME and MERCK each recognizes that the other Party’s Confidential Information and Proprietary Materials constitute highly valuable assets of such other Party. CARDIOME and MERCK each agrees that, subject to Section 12.3, it will not disclose, and will cause its Affiliates and Sublicensees not to disclose, any Confidential Information or Proprietary Materials of the other Party and it will not use, and will cause its Affiliates and Sublicensees not to use, any Confidential Information or Proprietary Materials of the other Party except as expressly permitted hereunder.

12.2       Term of Obligations of Confidence

The obligations set out in this Article 12 shall apply during the Term and for an additional [Redacted - time period] thereafter.

12.3       Limited Disclosure

CARDIOME and MERCK each agrees that disclosure of its Confidential Information or any transfer of its Proprietary Materials may be made by the other Party to any employee, consultant or Affiliate of such other Party or permitted Third Party subcontractor  to the extent appropriate to enable such other Party to exercise its rights or to carry out its responsibilities under this Agreement; provided that any such disclosure or transfer shall only be made to Persons who are bound by written obligations as described in Section 12.4.

12.3.1 In addition, CARDIOME and MERCK each agrees that the other Party may disclose Confidential Information received by such other Party:

.1           to its Representatives as expressly permitted under this Agreement and in furtherance of the exploitation of its rights licensed hereunder;

.2           to such other Party’s legal and financial advisors; and

.3           as reasonably necessary in connection with an actual or potential (i) permitted sublicense of such other Party’s rights hereunder, (ii) debt or equity financing of such other Party or (iii) merger, acquisition, consolidation, share exchange or other similar transaction involving such Party and any Third Party;  provided, in each case, such disclosure is made under a confidentiality agreement in favor of the disclosing Party that binds the recipients of such information to non-use and confidentiality obligations that are no less restrictive than those set forth in this Article 12, except that the term of the obligations may be reasonable in the circumstances.

12.3.2 In addition, each of MERCK and CARDIOME agrees that the other Party may disclose such Party’s Confidential Information or provide Proprietary Materials provided to such other Party:

.1           as reasonably necessary to file, prosecute or maintain Patents, or to file, prosecute or defend litigation related to Patents, in accordance with this Agreement; or

.2           as required by Applicable Laws; provided that, in the case of any disclosure under this Section 12.3.2.2, the disclosing Party shall:

(a)           if practicable, provide the other Party with reasonable advance notice of and an opportunity to comment on any such required disclosure; and

(b)           if requested by the other Party, cooperate in all reasonable respects with the other Party’s efforts to obtain confidential treatment or a protective order with respect to any such disclosure, at the other Party’s expense.

12.4        Employees and Consultants

CARDIOME and MERCK each hereby represents that all of its employees and consultants, and all of the employees and consultants of its Affiliates, who participate in the activities of the Collaboration or have access to Confidential Information or Proprietary Materials of the other Party are or will, prior to their participation or access, be bound by written obligations to maintain such Confidential Information or Proprietary Materials in confidence. Each Party agrees to use, and to cause its Affiliates to use, reasonable efforts to enforce such obligations and to prohibit its employees and consultants from using such information except as expressly permitted hereunder. Each Party will be liable to the other for any disclosure or misuse by its employees of Confidential Information or Proprietary Materials of the Other Party.

12.5       Publicity

Notwithstanding anything to the contrary in this Article 11, the Parties, following the Effective Date of this Agreement, shall jointly issue a press release with respect to this Agreement, in the form attached hereto as Exhibit 12.5, and either Party may make subsequent public disclosure of the contents of such press release, or any other agreed upon press release issued subsequently, without further approval of the other Party. After issuance of such press release, except as required by Applicable Laws (including those relating to disclosure of material information to investors), neither Party shall issue a press or news release or make any similar public announcement (it being understood that publication in scientific journals, presentation at scientific conferences and meetings and the like are intended to be covered by Section 12.6 and not subject to this Section 12.5) related to the Development Program that contains Confidential Information of the other Party without the prior written consent of the other Party; provided that

12.5.1 notwithstanding the foregoing, CARDIOME shall be expressly permitted to publicly announce, with respect to any milestone event under Article 11, the description of the  milestone, the possibility of it being achieved in a given Calendar Year, and the actual occurrence of any such milestone event and any other event that CARDIOME reasonably believes is material to CARDIOME; and

12.5.2 if either Party concludes that a copy of this Agreement must be filed with the Regulatory Authorities, national securities exchanges or securities listing organizations, such Party shall provide the other Party with a copy of this Agreement showing any sections as to which the Party proposes to request confidential treatment, will provide the other Party with an opportunity and a reasonable time period to comment on any such proposal and to suggest additional portions of the Agreement for confidential treatment and will take such Party’s reasonable comments into consideration before filing the Agreement. If the filing Party disagrees with the other Party’s additional confidential treatment request, the Parties shall have an opportunity to discuss such matter in good faith before the Agreement is filed. Thereafter, the copy of this Agreement may be filed.

CARDIOME agrees that it shall not unreasonably withhold, condition or delay its consent to any request by MERCK to announce publicly developments in the Collaboration.

12.6       Publications and Presentations

The Parties acknowledge that scientific and medical publications and presentations will be made in a manner consistent with Third Party agreements in effect as of the Effective Date and industry standards for the development and Commercialization of drugs in the Field, but must be strictly monitored to prevent any adverse effect from premature publication or dissemination of results of the activities hereunder.  Notwithstanding the foregoing,

12.6.1 except for disclosures permitted pursuant to Section 12.5, either Party, its employees or consultants wishing to make a scientific or medical publication that contains Confidential Information of the other Party shall deliver to the other Party a copy of the proposed written publication or an outline of an oral disclosure at least thirty (30) days (or, in the case of consulting agreements, such shorter period (but not less than fifteen (15) days) as required by the consulting or other agreement with such consultant) prior to submission for publication or presentation,

12.6.2 the reviewing Party shall have the right to require a delay of up to ninety (90) days (or, in the case of consulting agreements, such shorter period (but not less than sixty (60) days) as required by the consulting or other agreement with such consultant) in publication or presentation in order to enable patent applications protecting each Party’s rights in such Confidential Information to be filed; and

12.6.3 each Party shall have the right to prohibit disclosure of any of its Confidential Information in any such proposed publication or presentation. In any permitted publication or presentation by a Party, the other Party’s contribution shall be duly recognized, and co-ownership shall be determined in accordance with customary standards. In negotiating consulting agreements, each Party shall use Commercially Reasonable Efforts to obtain the agreement of the consultant to the sixty (60) and ninety (90) day periods set forth in Sections 12.6.1 and 12.6.2.

12.7       Prior Approved Publication

Notwithstanding Sections 12.5 and 12.6, either Party may include in a public disclosure or in a scientific or medical publication or representation, without prior delivery to or approval by the other Party, any information which has previously been included in a public disclosure or scientific or medical publication that has been approved pursuant to Section 12.5, or reviewed pursuant to Section 12.6, or published or publicly disclosed by the other Party. A Party relying on this Section 12.7 shall bear the burden of establishing that information has previously been included in a public disclosure or scientific or medical publication that has been approved pursuant to Section 12.5 or reviewed pursuant to Section 12.6 or published or publicly disclosed by the other Party.

Article 13 Intellectual Property Rights

13.1        CARDIOME Intellectual Property Rights

Subject to the licenses expressly granted under this Agreement, CARDIOME shall have sole and exclusive ownership of all right, title and interest on a worldwide basis in and to any and all CARDIOME Technology.

13.2       MERCK Intellectual Property Rights

Subject to the licenses expressly granted under this Agreement, MERCK shall have sole and exclusive ownership of all right, title and interest on a worldwide basis in and to any and all MERCK Technology.

13.3        Joint Technology Rights

MERCK and CARDIOME shall jointly own all Joint Technology.  Subject to Article 9, each Party shall have the non-exclusive right to use the Joint Technology and to grant licenses under its interest in Joint Technology as it deems appropriate without the consent of or any obligation to the other Party.  Notwithstanding the foregoing, except as permitted by Article 9 and 9.9, neither Party shall grant any rights to such Joint Technology for the discovery, development, manufacture, use, sale or importation of any Rhythm Control Agent in the Field in the Territory.

13.4        Patent Coordinators

CARDIOME and MERCK shall, by written notice to the other Party, each appoint a patent coordinator reasonably acceptable to the other Party (each, a “Patent Coordinator”) to serve as such Party’s primary liaison with the other Party on matters relating to patent filing, prosecution, maintenance and enforcement. Each Party may replace its Patent Coordinator at any time by notice in writing to the other Party.

13.5        Inventorship

The Patent Coordinators shall initially determine inventorship of potential Joint Patent inventions arising in the conduct of the Development Program and/or in the Commercialization of Products under U.S. patent law. In case of a dispute between the Patent Coordinators over inventorship, such dispute shall be resolved according to U.S. patent law by patent counsel who (and whose firm) is not at the time of the dispute, and was not at any time during the five (5) years prior to such dispute, performing services for either of the Parties, such patent counsel to be selected by the JSC. Expenses of such patent counsel shall be shared equally by the Parties.

13.6       Rights to Third Party Technology Post Development

13.6.1 When either Party enters into any agreement or other arrangement with a Third Party or Representative that may result in the development, creation or acquisition of technology respecting Products, such Party will use Commercially Reasonable Efforts not to limit or otherwise restrict its ability to grant a license or sublicense to such technology to the extent provided for herein without violating the terms of any such agreement or other arrangement. For the avoidance of doubt, nothing in this Section 13.6.1 shall require either Party to pay any fee or royalty to such Third Party or Representative in order to acquire such ability.

13.6.2 If either Party Controls any technology respecting Products to which it is obligated to grant a license pursuant to the terms of this Agreement, where the grant of a license or sublicense to same as provided for herein requires the payment of material licensing fees or royalties to any Third Party or Representative, then such Party shall in a timely fashion offer to the other Party in writing a license or sublicense to the rights to such technology. Within a reasonable period of time (but not to exceed sixty (60) days (or such longer time as mutually agreed to by the Parties in writing) after receipt of an offering Party’s offer), the other Party shall either accept the license or sublicense of same and pay to the offering Party the amount of such material licensing fees or royalties, or advise the offering Party that it does not wish to obtain such rights.

13.6.3 In the event that:

.1           a Party, using Commercially Reasonable Efforts, fails to obtain the ability to grant a license or sublicense as provided for in Section 13.6.1 without violating the terms of any such agreement or other arrangement, then the rights to any such technology shall be excluded from the applicable grant(s) of license to the other Party set out in this Agreement; or

.2           either Party advises the other Party that such Party does not wish to obtain the rights referred to in Section 13.6.2, or if such Party fails to notify the other Party within a reasonable period of time (not to exceed sixty (60) days (or agreed upon longer period) as noted above) that it accepts such license or sublicense, then such rights shall be excluded from the applicable grant(s) of license to the other Party set out in this Agreement; or

.3           either Party advises the other Party that such Party does wish to obtain the rights referred to in Section 13.6.2 within a reasonable period of time (not to exceed sixty (60) days (or agreed upon longer period) as noted above), then such rights shall be included in the applicable grant(s) of license to the other Party set out in this Agreement.

Article 14 Patent Filing, Prosecution and Maintenance

14.1        CARDIOME Prosecution Rights

14.1.1 CARDIOME, acting through patent counsel or agents of its choice, shall be solely responsible for the preparation, filing, prosecution and maintenance of CARDIOME Patents.  CARDIOME shall consult with MERCK in all reasonable respects in connection with CARDIOME’s preparation, filing, prosecution and maintenance of such Patents. The costs and expenses incurred by CARDIOME in connection with the preparation, filing, prosecution and maintenance of such Patents shall be borne by CARDIOME.

14.1.2 MERCK acknowledges that the Astellas Agreement provides that Astellas has the right, but not the obligation, to assume the prosecution and/or maintenance of the CARDIOME Patents if CARDIOME elects not to prosecute or maintain the CARDIOME Patents, and if Astellas does elect to prosecute and/or maintain the CARDIOME Patents under the Astellas Agreement, CARDIOME will be kept reasonably informed of the prosecution and will have the right to review pending applications and prosecution proceedings and to make recommendations. In such event, CARDIOME shall keep MERCK reasonably informed of the progress of the prosecution, with the same right to review the pending applications and other prosecution proceedings and to make recommendations, which CARDIOME will consider and convey to Astellas.

14.1.3 In the event that Astellas decides not to assume the prosecution and/or maintenance of the CARDIOME Patents, then MERCK shall have under Section 14.6.1, the right, but not the obligation, to prosecute and maintain such CARDIOME Patents. In such event, the costs and expenses incurred by MERCK in connection with the preparation, filing, prosecution and maintenance of such Patents shall be borne by MERCK.

14.2       MERCK Prosecution Rights

MERCK, at its sole expense and acting through patent counsel or agents of its choice, shall be responsible for the preparation, filing, prosecution and maintenance of all MERCK Patents. At MERCK’s request, CARDIOME shall cooperate with and assist MERCK in all reasonable respects, in connection with MERCK’s preparation, filing, prosecution and maintenance of MERCK Patents.

14.3       Joint Patents

Within ten (10) days after it is determined pursuant to Section 13.5 that any particular invention will be protected in a Joint Patent application, MERCK shall undertake the prosecution of Joint Patents in consultation with CARDIOME. The costs and expenses incurred in connection with the preparation, filing, prosecution and maintenance of Joint Patents shall be borne by MERCK.

14.4       Information and Cooperation

Each Party shall (a) promptly notify the other Party, through its Patent Coordinator, of any potential Joint Patent inventions arising in the conduct of the Development Program and/or in the Commercialization of Products and discuss with the other Party, through its Patent Coordinator, the filing of any patent application with respect thereto; (b) regularly provide the other Party with copies of all patent applications filed hereunder and other material submissions and correspondence with the patent offices, in sufficient time to allow for review and comment by the other Party; and (c) provide the other Party and its patent counsel with an opportunity to consult with the Party and its patent counsel regarding the filing and contents of any such application, amendment, submission or response, and the advice and suggestions of the other Party and its patent counsel shall be taken into consideration in good faith by such Party and its patent counsel in connection with such filing. Each filing Party shall pursue in good faith all reasonable claims requested by the other Party in the prosecution of any Patents under this Article 14.

14.5       Patent Term Adjustments

The Parties agree to cooperate and to take reasonable actions to maximize the protections available under the safe harbor provisions of 35 U.S.C. 103(c) for US patents and patent applications.  The Parties shall cooperate with each other, including to provide necessary information and assistance as the other Party may reasonably request, in obtaining patent term adjustment, patent term restoration, supplemental protection certificates or the equivalent patent term extensions in any country in the Territory where applicable to Patents.  In the event that elections with respect to obtaining such patent term restoration are to be made, MERCK shall have the right to make the election and CARDIOME agrees to abide by such election, subject to any conflicting obligations it may have under the Astellas Agreement.

14.6       Abandonment

14.6.1 If either Party decides to cease prosecution on, to abandon or to allow to lapse any issued patent or pending patent application included in any of the MERCK Patents, CARDIOME Patents, or Joint Patents covering the Product in any country or region in the Territory, such Party (“Abandonment Party”) shall inform the other Party (“Assuming Party”) of such decision promptly and, in any event, so as to provide the Assuming Party a reasonable amount of time to meet any applicable deadline to establish or preserve such Patents in such country or region.

14.6.2 The Assuming Party shall have the right to assume responsibility for continuing the prosecution of such Patents in such country or region and paying any required fees to maintain such Patents in such country or region or defending such Patents, all at the Assuming Party’s sole expense, through patent counsel or agents of its choice. If the Assuming Party elects to continue prosecution or maintenance or to file based on the Abandonment Party’s election to cease prosecution on, to abandon or to allow to lapse above, the Abandonment Party shall effect an assignment of the Abandonment Party’s rights in such Patents to the Assuming Party in a timely manner to allow the Assuming Party to continue such prosecution or maintenance and the Assuming Party shall become an assignee of any such Patents as a result of its assumption of any such responsibility.

14.6.3 The Abandonment Party shall promptly deliver to the Assuming Party copies of all necessary files related to the Patents with respect to which responsibility has been transferred and shall take all actions and execute all documents reasonably necessary for the Assuming Party to assume such prosecution, maintenance and defense.

14.6.4 Any patents or patent applications so assigned shall not be considered part of the Abandonment Party’s Patents for the purposes of this Agreement.

14.7       Astellas Agreement

CARDIOME’s obligations and MERCK’s rights under this Agreement are subject to CARDIOME’s obligations to Astellas under the Astellas Agreement, including CARDIOME’s obligations under Article 9, this Article 14 and Article 15, and the Parties will do all things necessary to permit CARDIOME to comply with the terms of the Astellas Agreement.  [Redacted - representations with respect to Astellas Agreement]

14.8       Updates to CARDIOME Patents

Immediately after the Effective Date, CARDIOME shall inform MERCK of i) any updates regarding the patent status or patent prosecution of the CARDIOME Patents listed on Exhibit 1.1.27, ii) any new or modified patent opinions regarding the Product or the CARDIOME Patents, and iii) any legal actions from Third Parties, as discussed in Article 15, regarding the Product or CARDIOME Technology. Thereafter, CARDIOME will provide MERCK with an updated Exhibit 1.1.27 on an annual basis, on or before the beginning of each Calendar Year, if any changes have occurred to the CARDIOME Patents since the previous update.

Article 15 Legal Actions

15.1       Notice of Third Party Infringement

In the event either Party becomes aware of (i) any suspected infringement of any CARDIOME Patents, Joint Patents or MERCK Patents through the development or commercialization of a Competing Product in the Field, (ii) the submission by any Third Party of an abbreviated new drug application to the FDA under the Hatch-Waxman Act for a product in the Field that includes Vernakalant, or (iii) the submission by any Third Party of an abbreviated new drug submission under Canadian PM (NOC) Regulations for a product in the Field that includes Vernakalant (each, an “Infringement”), that Party shall promptly notify the other Party and provide it with all details of such Infringement of which it is aware (each, an “Infringement Notice”). The JSC shall promptly meet to discuss the Infringement and to determine the collective overall strategy for patent enforcement.

15.2       MERCK Right to Address Third Party Infringement

Unless otherwise determined by the JSC as part of its consideration of an overall patent strategy for Patents involving Products, in the event that an Infringement occurs in the Territory, MERCK shall have the first right and option to address such Infringement by taking reasonable steps, which may include the institution of legal proceedings or other action. All costs, including attorneys’ fees, relating to such legal proceedings or other action shall be borne by MERCK. If MERCK does not take or initiate commercially reasonable steps to eliminate the Infringement within one hundred twenty (120) days from any Infringement Notice (or twenty (20) days in the case of an Infringement resulting from the submission by any Third Party of an abbreviated new drug application to the FDA under the Hatch-Waxman Act or an abbreviated new drug submission under Canadian PM (NOC) Regulations), then CARDIOME shall have the right and option to do so at its expense.

15.3       No Settlement of Third Party Infringement

Neither Party shall settle any Infringement claim or proceeding under Section 15.2 without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

15.4       Right to Representation respecting Third Party Infringement

Each Party shall have the right to participate and be represented by counsel that it selects, in any legal proceedings or other action instituted under Section 15.2 by the other Party. If a Party with the right to initiate legal proceedings under Section 15.2 to eliminate an Infringement lacks standing to do so and the other Party has standing to initiate such legal proceedings, then the Party with the right to initiate legal proceedings under Section 15.2 may name the other Party as plaintiff, or other appropriately named party  in view of the relevant court rules, in such legal proceedings or may require the Party with standing to initiate such legal proceedings at the expense of the other Party.

15.5       Cooperation respecting Third Party Infringement

In any action, suit or proceeding instituted under Section 15.2, the Parties shall cooperate with and assist each other in all reasonable respects. Upon the reasonable request of the Party instituting such action, suit or proceeding, the other Party shall join such action, suit or proceeding and shall be represented using counsel of its own choice, at the requesting Party’s expense.

15.6       Allocation of Proceeds respecting Third Party Infringement for Products

Any amounts recovered by either Party pursuant to actions under Section 15.2 with respect to any Infringement through the development or commercialization of a Competing Product in the Territory, whether by settlement or judgment, shall be allocated in the following order:

15.6.1 first, to reimburse MERCK and CARDIOME for their reasonable out-of-pocket expenses in making such recovery (which amounts shall be allocated pro rata in accordance with the proportion of the total out-of-pocket expenses incurred by each Party if insufficient to cover the totality of such expenses); and

15.6.2 then, to MERCK and CARDIOME in the same proportion as [Redacted - allocation formula].

15.7       Defense of Claims

In the event that any action, suit or proceeding is brought against either Party or any Affiliate or Sublicensee of either Party alleging the infringement of a Third Party Patent or misappropriation of the Know-How of a Third Party by reason of the Development or Commercialization of Product in accordance with this Agreement, including the Manufacture, use or sale of the Product in accordance with this Agreement, such Party shall notify the other Party within five (5) days of the earlier of (i) receipt of service of process in such action, suit or proceeding, or (ii) the date such Party becomes aware that such action, suit or proceeding has been instituted, and the JSC shall meet as soon as possible to discuss the overall strategy for defense of such matter. For purposes of this Section 15.7, “Third Party Patent” shall mean a Patent owned by an entity other than the Parties to this Agreement or one of their Affiliates.  Except as unanimously agreed by the JSC,

15.7.1 MERCK shall have the first right to defend such action, suit or proceeding at its sole expense;

15.7.2 CARDIOME or any of its Affiliates or Sublicensees shall have the right to separate counsel at its own expense in any such action, suit or proceeding; and

15.7.3 the Parties shall cooperate with each other in all reasonable respects in any such action, suit or proceeding.

Each Party shall promptly furnish the other Party with a copy of each communication relating to the alleged infringement or misappropriation that is received by such Party, including all documents filed in any litigation. In no event shall either Party settle or otherwise resolve any such action, suit or proceeding brought against the other Party or any of its Affiliates or Sublicensees without the other Party’s prior written consent.

15.8       Co-operation with Other Licensees

MERCK acknowledges that CARDIOME has granted to Astellas and may grant to subsequent licensee(s) for the IV Product for the Excluded IV Territory similar rights in the Licensed Technology in respect of the IV Product in the Excluded IV Territory.  In the event of any litigation in respect of:

15.8.1 the Licensed Technology or the IV Product in the Excluded IV Territory that may reasonably affect MERCK’s use of the Licensed Technology in the Field in the Territory or the use or sale of Products by MERCK; or

15.8.2 the Licensed Technology or any Products in the Field in the Territory that may reasonably affect use by Astellas or any subsequent licensee(s) of the Licensed Technology in respect of the IV Product in the Excluded IV Territory;

then CARDIOME, MERCK and such other Representative(s) will use good faith efforts to determine jointly the course of action, if any, necessary or appropriate to prosecute or defend the litigation.  CARDIOME will use Commercially Reasonable Efforts to include in its other license agreements entered into after the Effective Date, provisions that allow the participation of MERCK as contemplated herein. If CARDIOME is unable to include in any such other license agreement such provisions, then MERCK’s sole remedy for such failure shall be that, with respect to the Representative under such other license agreement, MERCK shall not be bound by the terms and conditions of this Section 15.8.

Article 16 Term and Termination

16.1       Term

This Agreement shall commence on the Effective Date and shall continue in full force and effect, unless otherwise terminated pursuant to this Article 16, for the following period (the “Term”):

16.1.1 in the ROW Territory, until the expiration of all obligations of MERCK to pay royalties or milestone payments with respect to Products in the ROW Territory; and

16.1.2 in the Co-Promotion Territory, until the expiration of both (i) all obligations of MERCK to pay royalties or milestone payments with respect to Oral Products in the Co-Promotion Territory and (ii) all rights of CARDIOME to Co-Promote Oral Products in the Co-Promotion Territory.

Upon the expiration of this Agreement as set forth in this Section 16.1, the license rights granted hereunder shall be converted to perpetual and fully paid-up licenses.

16.2       Unilateral Right to Terminate

Subject to Section 22.2.5, this Agreement may be terminated by the Party specified below as follows:

16.2.1 Subject to Section 16.2.3, MERCK may terminate this Agreement, in its entirety, at any time, in its sole discretion, upon twelve (12) months’ prior written notice to CARDIOME.

16.2.2 Subject to Section 16.2.3, in the event that MERCK, after consulting the JSC, believes in good faith that it is not advisable for MERCK to continue Development or Commercialization of a Product as a result of a serious safety issue regarding such Product, MERCK and CARDIOME agree to meet promptly following written notice of  such belief from MERCK to CARDIOME, in person or by videoconference.  [Redacted - Merck personnel] will attend the meeting, and at such meeting, MERCK will (i) provide CARDIOME with any preclinical and clinical data related to the Product not previously provided in writing by MERCK to CARDIOME that demonstrates such serious safety issue; and (ii) explain in detail to CARDIOME the basis for MERCK’s good faith belief that it is not advisable for MERCK to continue Development or Commercialization of the Product as a result of such serious safety issue, including the factors supporting MERCK’s belief, and CARDIOME may provide to MERCK any preclinical and clinical data related to the Product that CARDIOME believes will demonstrate that it is not inadvisable to continue Development or Commercialization of the Product.   After such meeting with CARDIOME as set forth above, MERCK may terminate this Agreement in its entirety, in its sole discretion, on written notice to CARDIOME in the event that MERCK determines in good faith that it is not advisable for MERCK to continue Development or Commercialization of any Product under this Agreement, as a result of a serious safety issue regarding such Product. If any Clinical Trials are ongoing at the time of such termination, MERCK will close out such trials at MERCK’s expense.

16.2.3 MERCK may exercise its right to terminate this Agreement under Section 16.2.1 or 16.2.2 only after it has paid to CARDIOME the up-front fee referred to in Section 11.1.

16.2.4 Except to the extent the following is unenforceable under the law of a particular jurisdiction where a patent application within the CARDIOME Patents is pending or a patent within CARDIOME Patents is issued, CARDIOME may terminate this Agreement in its entirety immediately upon written notice to MERCK in the event that MERCK or any of its Affiliates Challenges any CARDIOME Patent or voluntarily assists a Third Party in initiating a Challenge of any CARDIOME Patent.

16.3       Termination for Breach

Except as set forth herein, (i) either Party may terminate this Agreement, effective immediately upon written notice to the other Party, for a material breach by the other Party of any term of this Agreement that remains uncured for [Redacted - time period] after the non-breaching Party first gives written notice to the other Party of such breach and its intent to terminate this Agreement if such breach is not cured.

16.4       Termination for Insolvency

In the event that either Party makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over all or substantially all of its property, files a petition under any bankruptcy or insolvency act or has any such petition filed against it which is not discharged within [Redacted - time period] of the filing thereof, then the other Party may terminate this Agreement effective immediately upon written notice to such Party. In connection therewith, all rights and licenses granted under this Agreement are, and shall be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(56) of the United States Bankruptcy Code.

16.5       Breaches, Insolvency and Termination Respecting MERCK

A breach of this Agreement or an act of insolvency by either Merck & Co. or MSD Switzerland shall be deemed to be a breach or an act of insolvency by both of them. A termination of this Agreement in respect of either of Merck & Co. or MSD Switzerland is hereby deemed to be a termination in respect of both of them.

Article 17 Consequences of Termination of Agreement

17.1       Termination by CARDIOME under Section 16.2.4, 16.3 or 16.4 or by MERCK under Section 16.2.1 or 16.2.2

17.1.1 If this Agreement is terminated by MERCK pursuant to Section 16.2.1 or by CARDIOME pursuant to Section 16.2.4, 16.3 or 16.4:

.1           all licenses and rights granted to MERCK, including all licenses granted to MERCK under Section 2.9, Article 9 and 9.9, shall immediately terminate;

.2          MERCK hereby grants to CARDIOME an exclusive license under the MERCK Technology and MERCK’s interest in the Joint Technology solely to research, develop, make, have made, import and export, offer to sell and sell Vernakalant and the Product for all Indications worldwide. The licenses and rights granted by MERCK to CARDIOME, including all licenses granted to CARDIOME pursuant to this Section and the licenses and rights set out in Section 2.9.2 and this Section, shall survive and shall, except as limited by the rights of Third Parties, become fully-paid and royalty-free, with the unrestricted right to grant sublicenses, and shall apply to Vernakalant and the Product for any Indication worldwide (provided that if there is an out-of-pocket cost to MERCK to grant the licenses referred to in this Section 17.1.1.2, then the terms of Section 13.6.2 shall apply);

.3           solely in the event of termination by CARDIOME pursuant to Section 16.3, MERCK shall continue to be subject to the obligations set forth in Section 9.7 for one (1) year following such termination, and CARDIOME’s obligations under Section 9.7 shall terminate;

.4           each Party shall promptly return all Confidential Information and Proprietary Materials of the other Party that are not subject to a continuing license hereunder; provided that each Party may retain one copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder; and

.5           upon request of CARDIOME, MERCK shall promptly, and in any event within sixty (60) days after CARDIOME’s request:

(a)           transfer to CARDIOME all Product Trademarks applicable to and then used in connection with Products, if any, other than Product Trademarks incorporating a MERCK name or logo;

(b)           transfer to CARDIOME all of MERCK’s right, title and interest in any Regulatory Filings, DMFs, if any, and Product Approvals (and any related pricing approvals and government reimbursement approvals, to the extent transferable under Applicable Laws) then in its name or control that are applicable to Products in the Territory (unless such filings and approvals apply to other products of MERCK under development or for sale, or, in respect of DMFs, such DMFs are in the name or control of a Representative of MERCK, in which case MERCK will use Commercially Reasonable Efforts to cause such Representative  to give CARDIOME a right of reference to such DMF, and in all other cases, MERCK will do such things as are reasonably necessary, by way of rights of reference or otherwise, to make such filings and approvals available for use by CARDIOME, in each case solely in connection with the Products to the extent to which CARDIOME is granted rights pursuant to Section 17.1.1.2) and provide a copy of all Confidential Information Controlled by it as of the date of termination relied on by such Regulatory Filings, DMFs, if any, and Product Approvals (and any related pricing approvals and government reimbursement approvals); provided however that any Merck Know-How contained in the Regulatory Filings, DMFs, if any, and Product Approvals (and any related pricing approvals and government reimbursement approvals, to the extent transferable under Applicable Laws) shall be subject to Section 17.1.1.2;

(c)           notify the applicable Regulatory Authorities and take any other action reasonably necessary to effect such transfer;

(d)           provide CARDIOME with copies of all material correspondence between MERCK and such Regulatory Authorities specifically relating to such Regulatory Filings and Product Approvals (and any related pricing approvals and government reimbursement approvals, to the extent transferable under Applicable Laws);

(e)           unless expressly prohibited by any Regulatory Authority, transfer sponsorship and control to CARDIOME of all Clinical Trials of Products being conducted as of the effective date of termination;

(f)           cooperate with CARDIOME, cause its Affiliates to cooperate with CARDIOME and use commercially reasonable efforts to request any Third Party with which MERCK has an agreement with respect to the conduct of Clinical Trials for Products or the Manufacture of Products (including agreements with contract manufacturing organizations, contract research organizations, clinical sites and investigators), to enter into an agreement with CARDIOME with respect to the conduct of Clinical Trials for Products or the Manufacture of Products; provided that MERCK shall not be obligated to pay any fees in order to obtain such cooperation from any such Third Party;

(g)           upon request of CARDIOME:

(i)           supply to CARDIOME or its designee at MERCK’s Cost of Goods Sold the Product then in existence, if any;

(ii)           complete the Manufacture of any material comprising partially Manufactured Products (provided that CARDIOME commits to purchasing the Products upon their Manufacture) and supply any existing inventory of Product held by MERCK or its Third Party Manufacturer at MERCK’s Cost of Goods Sold; provided that MERCK shall not be obligated to supply any Product or Clinical Supplies under this Section 17.1.1.5(h) to the extent MERCK  reasonably believes that such Product or Clinical Supplies will not upon delivery to CARDIOME meet the representations and warranties set forth in Section 6.1.3;

(iii)         provide CARDIOME at MERCK’s Cost of Goods Sold any or all supplies of API in the possession of, or controlled by, MERCK or any Affiliate; provided that MERCK shall not be obligated to supply any API under this Section 17.1.1.5(h)  to the extent MERCK reasonably believes that such API will not upon delivery to CARDIOME meet the representations and warranties set forth in Section 6.1.3;

(iv)         notwithstanding anything to the contrary herein, MERCK shall have no obligation to transfer to CARDIOME any Product in MERCK trade dress; and

(h)           provide CARDIOME with copies of all material reports and data Controlled by MERCK or its Representatives relating to the Product Approvals (and any related pricing approvals and government reimbursement approvals, to the extent transferable under Applicable Laws), Regulatory Filings and DMFs, if any, that specifically relate to the Product that have not previously been provided to CARDIOME. The Parties will agree upon and implement a plan for the orderly transition of Development and Commercialization from MERCK to CARDIOME in a manner consistent with Applicable Laws and standards of ethical conduct of Clinical Trials and will seek to replace all MERCK personnel engaged in any Development or Commercialization activities, in each case, as promptly as practicable;

without additional consideration to MERCK, except as expressly set out in this Section.

17.1.2 If this Agreement is terminated by MERCK pursuant to Section 16.2.2:

.1           all licenses and rights granted to MERCK, including all licenses granted to MERCK under Section 2.9, Article 9 and 9.9, shall immediately terminate;

.2           MERCK shall not, and shall procure that its Affiliates shall not, file suit or otherwise initiate any form of proceedings to enforce or with a view to enforcing rights under any MERCK Technology or Joint Technology against CARDIOME, its Representatives, successors or permitted assigns in respect of the research, development, making, having made, importing and exporting, offering to sell and selling Vernakalant and the Product for all Indications worldwide;

.3           each Party shall promptly return all Confidential Information and Proprietary Materials of the other Party that are not required to carry out those activities that are permitted to be conducted following such termination; provided that each Party may retain one copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder; and

.4           upon request of CARDIOME, MERCK shall promptly, and in any event within sixty (60) days after CARDIOME’s request:

(a)           transfer to CARDIOME all of MERCK’s right, title and interest in any Regulatory Filings, DMFs, if any, and Product Approvals (and any related pricing approvals and government reimbursement approvals, to the extent transferable under Applicable Laws) then in its name or control that are applicable to Products in the Territory (unless such filings and approvals apply to other products of MERCK under development or for sale, or, in respect of DMFs, if such DMFs are in the name or control of a Representative of MERCK, MERCK shall use Commercially Reasonable Efforts to cause such Representative to give CARDIOME a right of reference to such DMF, and in all other cases, MERCK will do such things as are reasonably necessary, by way of rights of reference or otherwise, to make such filings and approvals available for use by CARDIOME, in each case solely as required to carry out those activities that are permitted to be conducted following such termination referred to in Section 17.1.2.2) and provide a copy of all Confidential Information Controlled by it as of the date of termination relied on by such Regulatory Filings, DMFs, if any, and Product Approvals (and any related pricing approvals and government reimbursement approvals); provided however that any Merck KnowHow contained in the Regulatory Filings, DMFs, if any, and Product Approvals (and any related pricing approvals and government reimbursement approvals) shall be used only as contemplated by Section 17.1.2.2;

(b)           notify the applicable Regulatory Authorities and take any other action reasonably necessary to effect such transfer;

(c)           provide CARDIOME with copies of all material correspondence between MERCK and such Regulatory Authorities specifically relating to such Regulatory Filings, DMFs, if any, and Product Approvals (and any related pricing approvals and government reimbursement approvals, to the extent transferable under Applicable Laws);

(d)           establish a contact between CARDIOME and any Third Party with which MERCK has an agreement with respect to the conduct of Clinical Trials for Products or the Manufacture of Products (including agreements with contract manufacturing organizations, contract research organizations, clinical sites and investigators) in order to enable CARDIOME to enter into an agreement with such Third Party with respect to the conduct of Clinical Trials for Products or the Manufacture of Products, and take no action for the purpose of limiting CARDIOME and its Representatives from contracting directly with any such Third Party(ies); provided that MERCK shall not be obligated to pay any fees to such Third Parties;

(e)           upon request of CARDIOME:

(i)           supply to CARDIOME or its designee at MERCK’s Cost of Goods Sold the Product then in existence, if any;

(ii)           provide CARDIOME at MERCK’s Cost of Goods Sold any or all supplies of API in the possession of, or controlled by, MERCK or any Affiliate; provided that MERCK shall not be obligated to supply any API under this Section 17.1.2.4(e)(ii) to the extent MERCK reasonably believes that such API will not upon delivery to CARDIOME meet the representations and warranties set forth in Section 6.1.3;

notwithstanding anything to the contrary herein, MERCK shall have no obligation to transfer to CARDIOME any Product in MERCK trade dress; and

(f)           provide CARDIOME with copies of all material reports and data Controlled by MERCK or its Representatives specifically relating to the Regulatory Filings, DMFs, if any, and Product Approvals (and any related pricing approvals and government reimbursement approvals, to the extent transferable under Applicable Laws) that specifically relate to the Product that have not previously been provided to CARDIOME;

without additional consideration to MERCK, except as expressly set out in this Section.

17.1.3 Any request that may be made by CARDIOME pursuant to this Section may specify any or all of the actions listed as to be done at CARDIOME’s request.

17.2       Consequences in Lieu of Termination by MERCK pursuant to Section 16.3 or 16.4

If MERCK has the right to terminate this Agreement pursuant to Section 16.3 or 16.4, then, in MERCK’s sole discretion, with effect as of the date of notice to CARDIOME, which notice must be given within [Redacted - time period] of the date on which such right to terminate arose, MERCK may exercise its rights under Section 16.2.1, or the Agreement shall be modified so that MERCK shall have the following rights and obligations:

17.2.1 all licenses and rights granted to MERCK, including all licenses granted to MERCK under Article 9 and 9.9, shall survive the termination, in each case subject to MERCK’s continued payment of all milestone, royalty and other payments under and in accordance with this Agreement with respect thereto; provided, however, that MERCK may offset against such financial obligations the amount of any damages resulting from such material breach by CARDIOME that are awarded to MERCK pursuant to Section 22.2;

17.2.2 all licenses granted by MERCK to CARDIOME pursuant to Sections 9.3 and 9.4 shall terminate;

17.2.3 the JSC and JCC, and CARDIOME’s right to participate on the PDT, shall terminate;

17.2.4 while MERCK’s royalty payment obligations under this Agreement are subject to adjustment pursuant to Section 11.8, Section 6.3 shall survive; provided, however, that CARDIOME’s rights under Sections 6.3.2 and 6.3.3 shall terminate;

17.2.5 CARDIOME’s rights to Co-Promote the Product under Section 4.5 shall terminate, and if entered into as of such time, the Co-Promotion Agreement shall terminate;

17.2.6 if MERCK’s right to terminate this Agreement arose due to CARDIOME’s breach of an obligation of confidence or a breach of the exclusivity of the licenses granted by CARDIOME pursuant to Article 9, subject to any obligations owed by CARDIOME to Astellas, then MERCK’s obligation to provide information to CARDIOME pursuant to Sections 2.9 and 9.5 shall terminate, and to the same extent, CARDIOME’s obligation to provide information to MERCK pursuant to Sections 2.9 and 9.5 shall terminate;

17.2.7 if MERCK’s right to terminate this Agreement arose due to CARDIOME’s breach of an obligation of confidence or a breach of the exclusivity of the licenses granted by CARDIOME pursuant to Article 9, then MERCK’s obligation to share Global Development Plans and Commercialization Plans and to provide Development Program Reports and Commercialization Reports shall terminate;

17.2.8 CARDIOME will provide MERCK with the technical assistance described in Sections 2.2 and 6.1 if such technical assistance has not already occurred;

17.2.9 CARDIOME shall provide MERCK with copies of all material correspondence in its possession regarding any prosecution of Joint Patents conducted by or for CARDIOME and take such actions as may be required so that MERCK shall thereafter have conduct of the prosecution of such Joint Patents; and

17.2.10 each Party shall promptly return all Confidential Information and Proprietary Materials of the other Party that are not subject to a continuing license hereunder; provided that each Party may retain one copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder.

17.3       Surviving Provisions

Except as otherwise expressly set out in this Agreement, termination or expiration of this Agreement for any reason shall be without prejudice to:

17.3.1 survival of rights specifically stated in this Agreement to survive, including as set forth in this Article 17;

17.3.2 the rights and obligations of the Parties provided in Article 1, Sections 2.8.2, 2.9.2, 3.7 and 3.8 (in accordance with their terms), 6.1.3, 6.1.5 (in accordance with its terms), 9.5 (in respect of the completion of the disclosure of Know-How and/or Patents for the purposes of the licenses and rights granted prior to or upon termination), 9.9, 10.1 (only as applied to licenses that survive), 10.2, Article 11 (in respect of sales of Product made prior to termination or expiration), Article 12 (in accordance with its terms), Sections 13.1, 13.2, 13.3 and 13.5, 14.3, 14.7, Article 16, Article 17, Article 18, 18.2.1 and Article 22, all of which shall survive such termination except as provided in this Article 17; and

17.3.3 any other rights or remedies provided at law or equity which either Party may otherwise have.

17.4       Early Termination of Committee Activity

In the event that the activities of any committee operating under this Agreement are terminated, those matters to be addressed by the Parties at such committee which survive such termination shall be referred  to any surviving committee. If the activities of the PDT or the JCC are terminated early without replacement, any matters that remain to be addressed between the Parties that would otherwise be referred to such committee will be referred to the JSC, and in the absence of a JSC, will be addressed by the Parties directly. For example, in the event of termination of CARDIOME’s participation in the PDT, unless otherwise provided in Article 17 or Section 22.3, MERCK will provide CARDIOME with a draft or update of the Global Commercialization Plan annually, either through the JSC, or, in the absence of the JSC, directly to CARDIOME, with timing in accordance with MERCK’s regular business practices, and will give good faith consideration to CARDIOME’s comments on such draft.

Article 18 Representations and Warranties

18.1       Mutual Representations and Warranties

CARDIOME and MERCK each represent and warrant to the other, as of the Effective Date, as follows:

18.1.1 It is a company or corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement.

18.1.2 The execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action and will not violate (a) such Party’s certificate of formation or incorporation or bylaws, (b) any agreement, instrument or contractual obligation to which such Party is bound in any material respect, (c) any requirement of any Applicable Law, or (d) any order, writ, judgment, injunction, decree, determination or award of any court or governmental agency presently in effect applicable to such Party.

18.1.3 This Agreement is a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms and conditions.

18.1.4 It is not under any obligation, contractual or otherwise, to any Person that conflicts with or is inconsistent in any respect with the terms of this Agreement or that would impede the diligent and complete fulfillment of its obligations hereunder.

18.2       Additional Representations of CARDIOME

CARDIOME further represents and warrants to MERCK, as of the Execution Date, except as expressly set out below, as follows:

18.2.1 All CARDIOME Patents listed on Exhibit 1.1.27 are existing and, to CARDIOME’s Knowledge, no issued patents which are part of the CARDIOME Patents listed on Exhibit 1.1.27 are invalid or unenforceable.  CARDIOME has acted reasonably in the prosecution and maintenance of the CARDIOME Patents.

18.2.2 There are no claims, judgment or settlements against CARDIOME pending, or to CARDIOME’s Knowledge, threatened, that invalidate or seek to invalidate the CARDIOME Patents.

18.2.3 As of the Effective Date, CARDIOME has not previously assigned, transferred, conveyed or otherwise encumbered its right, title and interest in the CARDIOME Technology in a manner inconsistent with the terms hereof.

18.2.4 To CARDIOME’s Knowledge, except for its obligations to Astellas, CARDIOME is the sole and exclusive owner of the CARDIOME Technology free and clear of any liens, charges and encumbrances, and no other person, corporate or other private entity, or governmental entity or subdivision thereof, has or shall have any claim of ownership whatsoever with respect to the CARDIOME Technology.

18.2.5 CARDIOME has disclosed to MERCK all reasonably relevant information Known to CARDIOME regarding the CARDIOME Technology.

18.2.6 To CARDIOME’s Knowledge, MERCK’s use of the CARDIOME Technology as contemplated in this Agreement will not breach, violate or contravene any obligation of confidentiality or non-use owed by CARDIOME to a Representative of CARDIOME or a Third Party.

18.2.7 CARDIOME has disclosed to MERCK the existence of any patent opinions related to the CARDIOME Patents.

18.2.8 There are no license fees that will be required to be paid to a Third Party as the result of inclusion of Vernakalant in the Product that arise under any agreement to which CARDIOME is a party.

18.2.9 To CARDIOME’s Knowledge, there are no License Fees that will be required to be paid to a Third Party as the result of the Manufacture of Product (including Materials) by MERCK or the inclusion of Vernakalant in the Product, in either case in the formulation in effect as of the Execution Date.

18.2.10 To CARDIOME’s Knowledge, it has sufficient legal and/or beneficial title under its CARDIOME Technology necessary to grant the rights contained in and to carry out its obligations under this Agreement.

18.2.11 To CARDIOME’s Knowledge, the development, Manufacture, use or sale of Vernakalant and Product in its current form by MERCK would not infringe any valid and enforceable patents issued as of the Execution Date or any copyrights, trademarks or Know-How owned by any Third Party.

18.2.12 To CARDIOME’s Knowledge, the manufacturing processes utilized by CARDIOME (or its Third Party manufacturers) for the Manufacture of Product (including Materials) do not and will not as of technical transfer to MERCK as contemplated by Section 2.2 utilize any Fujisawa Technology (as such term is defined in the Astellas Agreement).

Article 19 Indemnification

19.1       Indemnification of MERCK by CARDIOME

CARDIOME shall indemnify, defend and hold harmless MERCK, its Affiliates, their respective directors, officers, employees, consultants and agents, and their respective successors, heirs and assigns (collectively, the “MERCK Indemnitees”), against all liabilities, damages, losses and expenses (including reasonable attorneys’ fees and expenses of litigation) (collectively, “Losses”) incurred by or imposed upon MERCK Indemnitees, or any of them, as a direct result of claims, suits, actions, demands or judgments of Third Parties, including personal injury and product liability claims (collectively, “Claims”), arising out of the use, development, Manufacture, promotion, marketing, distribution or sale  by CARDIOME or any of its Affiliates, Sublicensees (excluding MERCK and its Affiliates and
Sublicensees), distributors or agents of the Product or the breach by CARDIOME, or any of its Affiliates, Sublicensees (excluding MERCK and its Affiliates and Sublicensees), distributors or agents, of this Agreement, except with respect to any Claim or Losses that result from a breach of this Agreement by, or the gross negligence or willful misconduct of, MERCK; provided that, with respect to any Claim for which CARDIOME has an obligation to any MERCK Indemnitee pursuant to this Section 19.1 and MERCK has an obligation to any CARDIOME Indemnitee pursuant to Section 19.2, each Party shall indemnify each of the other Party’s Indemnitees for its Losses to the extent of its responsibility, relative to the other Party, for the facts underlying the Claim.

19.2       Indemnification of CARDIOME by MERCK

MERCK shall indemnify, defend and hold harmless CARDIOME, its Affiliates, their respective directors, officers, employees, consultants and agents, and their respective successors, heirs and assigns (collectively, the “CARDIOME Indemnitees”), against all Losses incurred by or imposed upon CARDIOME Indemnitees, or any of them, as a direct result of Claims arising out of the use, development, Manufacture, promotion, marketing, distribution or sale by MERCK or any of its Affiliates, Sublicensees, distributors or agents of the Product or the breach by MERCK, or any of its Affiliates, Sublicensees, distributors or agents, of this Agreement, except with respect to any Claim or Losses that result from a breach of this Agreement by, or the gross negligence or willful misconduct of, CARDIOME; provided that with respect to any Claim for which CARDIOME has an obligation to any MERCK Indemnitee pursuant to Section 19.1 and MERCK has an obligation to any CARDIOME Indemnitee pursuant to this Section 19.2, each Party shall indemnify each of the other Party’s Indemnitees for its Losses to the extent of its responsibility, relative to the other Party, for the facts underlying the Claim.

19.3       Conditions to Indemnification

A Person seeking recovery under this 18.2.1 (the “Indemnified Party”) in respect of a Claim shall give prompt notice of such Claim to the Party from which indemnification is sought (the “Indemnifying Party”) and, provided that the Indemnifying Party is not contesting its obligation under this 18.2.1, shall permit the Indemnifying Party to control any litigation relating to such Claim and the disposition of such Claim; provided that the Indemnifying Party shall (a) act reasonably and in good faith with respect to all matters relating to the settlement or disposition of such Claim as the settlement or disposition relates to such Indemnified Party and (b) not settle or otherwise resolve such claim without the prior written consent of such Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Each Indemnified Party shall cooperate with the Indemnifying Party in its defense of any such Claim in all reasonable respects and shall have the right to be present in person or through counsel at all legal proceedings with respect to such Claim.

19.4       Warranty Disclaimer

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTY WITH RESPECT TO ANY TECHNOLOGY, GOODS, SERVICES, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT AND EACH PARTY HEREBY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT.

19.5       No Warranty of Success

Nothing contained in this Agreement shall be construed as a warranty, either express or implied, on the part of either Party that (a) the Development Program will yield the Product or otherwise be successful or  meet its goals or time lines, or (b) the outcome of the Development Program will be commercially exploitable in any respect.

19.6       Limited Liability

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS OR LOST REVENUES, WHETHER UNDER ANY CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY.

Article 20 Standstill

20.1       Limited Rights

[Redacted - time period], neither MERCK nor any of its Affiliates will, directly or indirectly, in any manner, acting alone, or jointly or in concert with others, unless specifically requested in writing by the Board of Directors (the “Board”) of CARDIOME:

20.1.1 (a) acquire ownership (including beneficial ownership) of, or control and/or direction over, any securities issued by CARDIOME which are entitled to, or that may be entitled to, vote for the election of CARDIOME’s Board (collectively, “Voting Securities”), or any direct or indirect rights or options to acquire (through purchase, exchange, conversion, or otherwise) any Voting Securities, or (b) publicly propose any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, restructuring, tender or exchange offer, sale or purchase of assets or securities  or other similar transaction involving CARDIOME and/or any of its subsidiaries, or (c) advise, induce, finance or assist any person in connection with any of the foregoing; unless:

.1           such acquisition will result in MERCK, its Affiliates and any others with whom MERCK or its Affiliates act jointly or in concert acquiring a total of less than 10% of CARDIOME’s Voting Securities in the aggregate;

.2           CARDIOME announces publicly, after the Effective Date, that it is seeking a purchaser that will acquire ownership and control of 50% or more of its Voting Securities; or

.3           CARDIOME announces publicly that it has entered into an agreement with another person for a transaction that would result in such other person: (a) acquiring ownership (including beneficial ownership) of, or control or direction over, 50% or more of CARDIOME’s Voting Securities, or (b) acquiring or purchasing, directly or indirectly, the assets of CARDIOME and/or one or more of its subsidiaries that, individually or in the aggregate, would constitute 50% or more of the fair market value of the consolidated assets of CARDIOME and/or its subsidiaries, (c) making a take-over bid, tender offer or exchange offer that, if consummated, would result in such other person beneficially owning 50% or more of CARDIOME’S Voting Securities, or (d) entering into a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, restructuring, tender or exchange offer, sale or purchase of assets or securities  or  other similar transaction involving CARDIOME and/or any of its subsidiaries whose assets or revenues, individually or in the aggregate, would constitute 50% or more of the consolidated assets or revenues, as applicable, of CARDIOME and/or any of its subsidiaries;

20.1.2 otherwise act, directly or indirectly, alone or jointly or in concert with others, to seek to control the management, the Board, policies or affairs of CARDIOME, other than as contemplated in this Agreement;

20.1.3 make, or cause or participate in, any “solicitation” of “proxies” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to vote any Voting Securities of CARDIOME, or execute any written consent with respect to CARDIOME, or seek to advise or influence any person with respect to the voting of the Voting Securities of CARDIOME, or demand in connection with the foregoing, a copy of any of CARDIOME’s securityholder lists, or any other books and records of CARDIOME;

20.1.4 initiate, propose or otherwise solicit shareholders for the approval of one or more shareholders proposals with respect to CARDIOME or induce or attempt to induce any other person to initiate any shareholders proposal, or seek election to or seek to place a representative on the Board or seek the removal of any member of the Board; or

20.1.5 form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Securities.

20.2       Irreparable Harm

MERCK acknowledges and agrees that in the event of any breach of Section 20.1, CARDIOME may be irreparably harmed and would not be made whole by monetary damages.  It is accordingly agreed that CARDIOME may be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and MERCK further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement, but shall be in addition to all other remedies available at law or in equity to CARDIOME. The provisions of this Article 20 shall be binding upon any person that is now or hereafter becomes an Affiliate of MERCK and any of its successors and assigns.

Article 21 Conditions to Closing; HSR Act

21.1       HSR Filing

Each of CARDIOME and Merck shall, within seven (7) business days after the Execution Date, file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, any HSR Filing required of it under the HSR Act with respect to the subject matter of this Agreement, which forms shall specifically request early termination of the initial HSR Act waiting period.  The Parties will cooperate with one another to the extent necessary in the preparation of any such HSR Filing.  The Parties hereto commit to instruct their respective counsel to cooperate with each other and use good faith, reasonably diligent efforts to facilitate and expedite the identification and resolution of any such issues and, consequently, the early termination of the applicable HSR Act waiting period, and, failing early termination, the expiration of the applicable HSR Act waiting period. Such good faith, reasonably diligent efforts shall include counsel’s undertaking: (i) to keep each other appropriately informed of communications received from and submitted to personnel of the reviewing antitrust  authority; and (ii) to confer with each other regarding appropriate contacts with and response to personnel of the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice; and (iii) specifically pursuing early termination of the initial HSR Act waiting period.  All costs and expenses incurred in connection with any HSR Filing shall be paid by the Party incurring such costs and expenses, except that Merck will be responsible for the filing fee associated with any HSR Filing.  In respect of any HSR Filing, each of CARDIOME and Merck will use its good faith, reasonably diligent efforts to eliminate any concern on the part of any court or governmental authority regarding the legality of the proposed transaction, including cooperating in good faith with any government investigation and the prompt production of documents and information demanded by a second request for documents and of witnesses if requested, and to cause the HSR Conditions to be satisfied as soon as is practical, as provided in Section 21.2.  Nothing in this Agreement shall require either Party to consent to the divestiture or other disposition of any of its or its Affiliates’ assets or to consent to any other structural or conduct remedy, and each Party and its Affiliates shall have no obligation to contest, administratively or in court, any ruling, order or other action of the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice or any Third Party respecting the transactions contemplated by this Agreement.

21.2       Satisfaction of Conditions; Effective Date

Except for the specific provisions expressly identified in Section 21.3, this Agreement shall not be effective until such time as the HSR Conditions are met and the Agreement has become effective pursuant to this Section 21.2.  As used herein, “HSR Conditions” shall mean the following conditions, collectively: (a) the waiting period under the HSR Act shall have expired or earlier been terminated; (b) no injunction (whether temporary, preliminary or permanent) prohibiting consummation of the transaction contemplated by this Agreement or any material portion hereof shall be in effect; (c) no judicial or administrative proceeding opposing consummation of all or any part of this Agreement shall be pending; and (d) no requirements or conditions shall have been imposed by the United States Department of Justice or Federal Trade Commission (as applicable) in connection with the filings by the Parties under the HSR Act, other than requirements or conditions that are satisfactory to the Party on whom such requirements or conditions are imposed. Immediately at the time when all HSR Conditions are met, this Agreement shall be effective automatically in its entirety (the date of such effectiveness, the “Effective Date”); provided, however, that in the event that CARDIOME submits the Drug Approval Application in the European Union for the IV Product without the prior review and written consent of MSD Switzerland, then at MERCK’s sole discretion, this Agreement will not become effective, and neither Party shall have any further obligation to the other Party except as expressly set forth in Section 21.3.

21.3       Portions of Agreement Effective as of Execution Date

Notwithstanding Section 21.2, the following provisions of this Agreement shall be in full force and effect in accordance with their terms as of the Execution Date: Article 1 (Interpretation), Article 12 (Confidentiality), Article 21 and Article 22 (Miscellaneous).

21.4       Conduct of CARDIOME’s Business During the HSR Act Waiting Period

During the HSR Act waiting period, CARDIOME (i) shall conduct its business with respect to the CARDIOME Technology in the ordinary course of business, (ii) shall act reasonably in the prosecution and maintenance of the CARDIOME Patents, and (iii) shall not willfully take any affirmative action or willfully omit any affirmative action that would cause any of CARDIOME’s representations and warranties contained in Article 18 to be breached.

Article 22 Miscellaneous

22.1       Amendment; Waiver

This Agreement may be amended, modified, superseded or canceled, and any of the terms of this Agreement may be waived, only by a written instrument executed by each Party or, in the case of waiver, by the Party or Parties waiving compliance. The delay or failure of either Party at any time or times to require performance of any provisions shall in no manner affect the rights at a later time to enforce the same. No waiver by either Party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

22.2       Arbitration

22.2.1 In the event of any dispute, difference or question arising between the Parties in connection with this Agreement, the construction thereof, or the rights, duties or liabilities of either Party hereunder (each, an “Arbitration Matter”), the arbitration proceeding shall be conducted in accordance with the Commercial Arbitration Rules and Supplementary Procedures for Large Complex Disputes of the AAA and otherwise as follows:

22.2.2 The arbitration shall be conducted by a panel of three (3) persons experienced in the pharmaceutical or biotechnology business who are independent of both Parties. Within thirty (30) days after initiation of arbitration, each Party shall select one person to act as arbitrator and the two Party-selected arbitrators shall select a third arbitrator within thirty (30) days of their appointment. If a Party fails to select an arbitrator or the arbitrators selected by the Parties are unable or fail to agree upon the third arbitrator, such arbitrator shall be appointed by the AAA. The place of arbitration shall be Chicago, Illinois, and all proceedings and communications shall be in English.

22.2.3 Either Party may apply to the arbitrators for interim injunctive relief until the arbitration decision is rendered or the Arbitration Matter is otherwise resolved. Either Party also may, without waiving any right or remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that Party pending resolution of the Arbitration Matter pursuant to this Section 22.2. The arbitrators shall have no authority to award punitive or any other type of damages not measured by a Party’s compensatory damages. Each Party shall bear its own costs and expenses and attorneys’ fees and an equal portion of the arbitrators’ fees and any administrative fees of arbitration.

22.2.4 Except to the extent necessary to confirm an award or decision or as may be required by Applicable Laws, neither a Party nor an arbitrator may disclose the existence, content, or results of an arbitration without the prior written consent of both Parties. In no event shall arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the Arbitration Matter would be barred by the applicable New York statute of limitations.

22.2.5 The Parties agree that, in the event of an Arbitration Matter involving the alleged breach of this Agreement (including whether a Party has satisfied its diligence obligations hereunder), neither Party may terminate this Agreement until resolution of the Arbitration Matter pursuant to this Section 22.2, and any time period for cure will only commence after such resolution.

22.2.6 The Parties hereby agree that any disputed performance or suspended performance pending the resolution of an Arbitration Matter that the arbitrators determine to be required to be performed by a Party must be completed within a reasonable time period following the final decision of the arbitrators.

22.2.7 The Parties hereby agree that any monetary payment to be made by a Party pursuant to a decision of the arbitrators shall be made in United States dollars.  The Parties further agree that any payments made pursuant to this Agreement following the request for arbitration shall be refunded if an arbitrator or court determines that such payments are not due. The Parties further agree that the decision of the arbitrators shall be the sole, exclusive and binding remedy between them regarding determination of Arbitration Matters presented.  Notwithstanding the foregoing, the following matters shall not constitute Arbitration Matters and shall not be subject to arbitration hereunder:  a dispute, controversy or claim that concerns (a) the validity or infringement of a patent, trademark or copyright, or (b) any antitrust, anti-monopoly or competition law or regulation, whether or not statutory.

22.3       Assignment; Change of Control

22.3.1 Except as otherwise provided in this Section 22.3, this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the consent of the other Party.

22.3.2 MERCK may, without CARDIOME’s consent, assign this Agreement and its rights and obligations hereunder in whole or in part to a MERCK Affiliate, or in whole to its successor in interest in connection with a Change of Control (as defined below) of MERCK.

22.3.3 CARDIOME may, without MERCK’s consent, assign this Agreement and its rights and obligations hereunder in whole or in part to a CARDIOME Affiliate, provided that such assignment is not in connection with a Change of Control, unless otherwise permitted by this Section.

22.3.4 CARDIOME may, without MERCK’s consent, assign this Agreement and its rights and obligations hereunder (except as specified below) in whole to its successor in interest in connection with a Change of Control of CARDIOME.

22.3.5 In the event that CARDIOME undergoes a Change of Control at any time during the Term and CARDIOME’s successor in interest is, either at the time of the Change of Control or at any time during the Term, developing or commercializing a Competing Product and fails to comply with the terms of Section 9.7, MERCK’s sole remedy shall be that MERCK’s obligations under Section 9.7 shall terminate.

22.3.6 In the event that CARDIOME undergoes a Change of Control at any time during the Term with a Significant Pharmaceutical Company:

.1           at MERCK’s sole discretion, the JSC and JCC, and CARDIOME’s participation in the PDT, shall terminate;

.2           subject to any obligations owed by CARDIOME to Astellas, MERCK’s obligation to provide information to CARDIOME pursuant to Sections 2.9 and 9.5 shall terminate;

.3           MERCK’s obligation to share Global Development Plans and Commercialization Plans and to provide Development Program Reports and Commercialization Reports shall terminate;

.4           unless MERCK at its sole discretion has provided its consent to the assignment of the Co-Promotion Option, the Co-Promotion Option shall terminate; and

.5           MERCK’s obligation to provide royalty reports shall be limited to reporting MERCK’s total worldwide royalty obligations.

22.3.7 Any permitted assignee shall assume all assigned obligations of its assignor under this Agreement.  Any attempted assignment not in accordance with this Section 22.3 shall be void.

22.3.8 For purposes of this Section 22.3, a “Change of Control” of a Party shall be deemed to occur if after the date hereof: (i) such Party is involved in a merger, reorganization or consolidation; (ii) there is a sale of all or substantially all of such Party’s assets relating to the subject matter of this Agreement; or (iii) any individual, entity or group (acting together) acquires beneficial ownership of fifty percent (50%) or more of the securities or other ownership interests representing the equity, the voting stock or general partnership interest of such Party or (iv) a person or group effectively acquires control of the management and policies of such Party.

22.3.9 For purposes of this Section 22.3, a “Significant Pharmaceutical Company” shall mean any pharmaceutical, vaccine or biotechnology company, or group of such companies acting in concert, with annual sales of human ethical pharmaceutical, vaccine and biological products greater than [Redacted - trigger for change in rights on Change of Control]  immediately prior to the closing of such Change of Control transaction. The foregoing numbers shall be adjusted annually for each Calendar Year after 2009 by an amount per Calendar Year to be determined by multiplying the then-current numbers by the cumulative increase or decrease in the Consumer Price Index for all Urban Consumers, as published by the U.S. Department of Labor, Bureau of Statistics, from the beginning of the prior Calendar Year (available at http://www.bls.gov/cpi/home.htm), or if such index is not available, a reasonable replacement.

22.4       Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.

22.5       Counterparts

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, together, shall constitute a single agreement.

22.6       Force Majeure

Neither MERCK nor CARDIOME shall be liable for failure of or delay in performing obligations set forth in this Agreement, and neither shall be deemed in breach of its obligations, if such failure or delay is due to a Force Majeure. In the event of such Force Majeure, the Party affected shall use reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder.

22.7       Further Assurances

Each of CARDIOME and MERCK agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such additional assignments, agreements, documents and instruments, as the other Party may at any time and from time to time reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes of, or to better assure and confirm unto such other Party its rights and remedies under, this Agreement.

22.8       Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York (U.S.A.), without regard to the application of principles of conflicts of law.

22.9       Guarantee of Certain Obligations

22.9.1 Merck & Co. hereby unconditionally, absolutely and irrevocably guarantees, and covenants to CARDIOME the full performance, observance, satisfaction, and payment of, any and all payment obligations as and when due by MSD Switzerland to CARDIOME under this Agreement and any agreements executed in connection herewith (the “Guaranteed Obligations), provided that MSD Switzerland has failed to make a payment when due under this Agreement and CARDIOME has provided a notice and demand for payment to MSD Switzerland.

22.9.2 If any default shall be made in the performance, observance, satisfaction and payment of any of the Guaranteed Obligations, Merck & Co. covenants and agrees with CARDIOME to perform, observe, satisfy and pay to CARDIOME forthwith any and all of the Guaranteed Obligations in respect of which such default will have occurred and any interest that may be payable thereon pursuant to Section 11.15.

22.9.3 The obligations and liabilities of Merck & Co. hereunder shall not be subject to any counterclaim, set off, deduction or defense based upon any claim Merck & Co. may have against MSD Switzerland.

22.9.4 Until there has been full performance, observance, satisfaction and payment of all of the Guaranteed Obligations, the rights of CARDIOME and the obligations of Merck & Co. under this Section shall remain in full force and effect without regard to, and shall not be released, discharged or in any way affected or impaired, terminated or prejudiced by, the dissolution, winding-up or other cessation of existence of MSD Switzerland, the amalgamation of MSD Switzerland with another corporation, the appointment of a custodian, liquidator, receiver or trustee in respect of the assets or undertaking, in whole or in part, of MSD Switzerland, any arrangement, bankruptcy, composition, insolvency, liquidation, readjustment, receivership, reorganization or other similar proceeding or  occurrence relating to MSD Switzerland, or any assignment by MSD Switzerland for the benefit of creditors.

22.9.5 The foregoing guarantee shall be fully enforceable against Merck & Co. without CARDIOME first bringing legal process against or exhausting any remedy against MSD Switzerland.

22.10     Headings

Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

22.11     Integration; Severability

This Agreement sets forth the entire agreement of the Parties with respect to the subject matter hereof and supersedes all other agreements and understandings between the Parties with respect to such subject matter. If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the Parties that the remainder of the Agreement shall not be affected.

22.12     Interpretation

The Parties hereto acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to each Party and not in a favor of or against either Party, regardless of which Party was generally responsible for the preparation of this Agreement. In addition, unless a context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, the word “or” is used in the inclusive sense (and/or) and the word “including” is used without limitation and shall mean “including without limitation”.

22.13     No Third Party Beneficiaries

Except as set forth in Sections 19.1 and 19.2, no Third Party (including employees of either Party) shall have or acquire any rights by reason of this Agreement.

22.14     No Solicitation

During the Development, MERCK and its Affiliates shall not, directly or indirectly, solicit or hire for employment in MERCK’s or its Affiliates’ operations (or hire as a result of such solicitation), any employee of CARDIOME who is principally involved in research, development, regulatory, or clinical responsibilities related to Vernakalant or the Product.

22.15     Notices

All notices and communications shall be in writing and delivered personally, or sent by internationally-recognized overnight express courier providing evidence of delivery, or mailed via certified mail, return receipt requested, postage prepaid, addressed as follows, or to such other address as may be designated from time to time:

If to MSD Switzerland:

Merck Sharp & Dohme (Switzerland) GmbH
Rue de Lausanne 27
Sion, 1950
Switzerland
Attention:  Director
Fax: (+41-44) 828 7208

and

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3A-65
Whitehouse Station, NJ 08889-0100
Attention:  Office of Secretary
Facsimile No.: (908)735-1246

and

Merck & Co., Inc.
One Merck Drive
Attention:  Chief Licensing Officer
P.O. Box 100, WS2A-30
Whitehouse Station, NJ 08889-0100
Facsimile: (908)735-1214

If to Merck & Co.:

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3A-65
Whitehouse Station, NJ 08889-0100
Attention:  Office of Secretary
Facsimile No.: (908)735-1246

and

Merck & Co., Inc.
One Merck Drive
Attention: Chief Licensing Officer
P.O. Box 100, WS2A-30
Whitehouse Station, NJ 08889-0100
Facsimile: (908)735-1214

If to CARDIOME:

Cardiome Pharma Corp.
6190 Agronomy Rd., 6th Floor
Vancouver, B.C., Canada, V6T 1Z3
Fax: 1-604-677-6915
Attention:  Chief Executive Officer

In addition, all notices to the JSC, PDT or JCC shall be sent to each Party’s designated members of such committees at such Party’s address stated above or to such other address as such Party may designate by written notice given in accordance with this Section 22.15.

Except as otherwise expressly provided in this Agreement or mutually agreed in writing, any notice, communication or document (excluding payment) required to be given or made shall be deemed given or made and effective (a) upon actual receipt, if delivered personally, (b) three (3) business days after deposit with an internationally-recognized overnight express courier with charges prepaid, or (c) five (5) business days after mailing by certified mail, return receipt requested, postage prepaid, in each case addressed to a Party at its address stated above or to such other address as such Party may designate by written notice given in accordance with this Section 22.15.

22.16     Purposes and Scope

The Parties hereto understand and agree that this Collaboration is limited to the activities, rights and obligations as set forth in this Agreement. Nothing in this Agreement shall be construed (a) to create or imply a general partnership between the Parties, (b) to make either Party the agent of the other for any purpose, (c) to alter, amend, supersede or vitiate any other arrangements between the Parties with respect to any subject matters not covered hereunder, (d) to give either Party the right to bind the other, (e) to create any duties or obligations between the Parties except as expressly set forth herein, or (f) to grant any direct or implied licenses or any other right other than as expressly set forth herein.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

Cardiome Pharma Corp.

By:  Robert Rieder
Chairman and Chief Executive Officer

Merck Sharp & Dohme (Switzerland) GmbH

By:  Terry Nazareth
Managing Director

Merck & Co., Inc.

By:  Richard T. Clark
Chairman, President and CEO

Exhibit 1.1.27: “CARDIOME Patents” as of Effective Date

[Redacted - list of Cardiome Patents]

Exhibit 1.1.47: Cost of Goods Sold

[Redacted - definition and terms related to Cost of Goods]

Exhibit 1.1.149: Vernakalant

(1R,2R)-2-[(3R)-Hydroxypyrrolidinyl]-1-(3,4-dimethoxyphenethoxy)-cyclohexane monohydrochloride

Exhibit 2.4: Outline of initial Global Development Plan

[Redacted - description of initial Global Development Plan]

Exhibit 4.5: Co-Promotion Terms

This Exhibit sets forth material terms and conditions that, together with the terms of Section 4.5 of the Agreement, shall be incorporated into a Co-Promotion Agreement to be negotiated and entered into by the Parties for each Oral Product for which CARDIOME exercises its option to Co-Promote in accordance with Section 4.5 of the Agreement (each a “Co-Promoted Product” and collectively the “Co-Promoted Products”).

1)	Co-Promotion Rights and Obligations; Plan.

a) General.  CARDIOME and Merck &Co. shall use an integrated sales force to promote and detail  each Co-Promoted Product; with CARDIOME providing detailing solely to hospital-based target audiences, including in-patient and out-outpatient facilities and pharmacies and the physicians, nurses, pharmacists, finance persons, members of the pharmacy and therapeutics committees and other decision-makers in such facilities (the “Hospital Audience”), such detailing to constitute  [Redacted - percentage amount] of the Parties’ detailing effort to the Hospital Audience; and MERCK providing all other detailing, including to physician prescribers in office, and where specified in the Co-Promotion Territory Commercialization Plan (the “Plan”), detailing to the Hospital Audience either alongside detailing provide by CARDIOME, or in addition to such detailing.  Each Party shall be responsible for ensuring that its representatives sell each Co-Promoted Product in a manner consistent with the Co-Promotion Territory Commercialization Plan (the “Plan”) for such Co-Promoted Product.  Notwithstanding the foregoing, in performing their respective sales effort obligations hereunder, except as expressly stated herein otherwise, each of the Parties agrees to (i) use representatives with an experience profile appropriate for the target audience and sales effort role described in the Plan and (ii) provide its own sales management organization and infrastructure for its representatives.

b) Annual Plan.  MERCK will develop and update annually the Plan for each Co-Promoted Product in accordance with MERCK’s regular business practices, and the Parties will review the Plan through the JCC to ensure effective coordination of each Party’s Co-Promotion efforts.  Prior to launch of the Co-Promoted Product, and thereafter on an annual basis, the JCC shall agree upon and set forth in the Plan the following: [Redacted - details regarding co-promotion].

2)	CARDIOME Sales Force.

a) Establishment; Early Deployment.  CARDIOME will establish or have established as soon as reasonably possible after the exercise of its option to Co-Promote in accordance with Section 4.5 of the Agreement a hospital based sales force of sales representatives responsible for Co-Promoting the Co-Promoted Product(s) to the Hospital Audience in the Co-Promotion Territory with MERCK (the “CARDIOME Sales Force”).  [Redacted - details regarding other products that may be promoted by Cardiome].

b) Qualifications.  CARDIOME will be solely responsible for recruiting, hiring and maintaining the CARDIOME Sales Force in accordance with its then-standard procedures and the guidelines, if any, developed by the JCC, and shall have sole control over such sales force.    Notwithstanding the foregoing, however, upon CARDIOME’s reasonable request,

i) MERCK will assist CARDIOME in the establishment of  a hospital sales force by sharing with CARDIOME MERCK’s sales force recruiting practices and hiring criteria and recruiting programs, and by providing assistance in defining the desired profile of the CARDIOME representatives;

ii) The Parties shall agree on the profile to be used for recruitment of representatives that is consistent with MERCK’s standard business practices.  All CARDIOME representatives shall have been recruited by CARDIOME with support from MERCK at CARDIOME’s sole expense; and

iii) MERCK, upon request of CARDIOME, shall provide or make available to the CARDIOME Sales Force representatives basic pharmaceutical sales training at a reasonable cost to CARDIOME to be agreed upon by MERCK and CARDIOME at such time.

c) Product-Specific Training. MERCK shall develop a training program for the promotion of each Co-Promoted Product for the Co-Promotion Territory, and MERCK shall provide product training and launch training for each Co-Promoted Product for all members of the CARDIOME Sales Force in accordance with such program, the Plan and MERCK’s existing training programs at such time.  MERCK shall also provide training to CARDIOME’s field force trainers.  MERCK shall provide ongoing training relating to the Co-Promoted Product to such field force trainers who are at that time responsible for training the CARDIOME Sales Force.  MERCK shall provide the foregoing training at no cost to CARDIOME.  CARDIOME shall bear all costs associated with the attendance at such training of its sales force and field force trainers.  CARDIOME agrees to utilize such training programs on an ongoing basis to assure a consistent, focused promotional strategy, and all such training shall be carried out at a time that is mutually acceptable to CARDIOME and MERCK and consistent with the Plan for each Co-Promoted Product. No representative of CARDIOME may support a Co-Promotion Product unless such representative successfully completes the training program described in this paragraph. The CARDIOME Sales Force and field force trainers will attend, at CARDIOME’s expense, all national launch meetings relevant to a hospital based sales force and periodic sales meetings between MERCK and CARDIOME to ensure effective coordination.  In addition, MERCK shall provide to CARDIOME mutually agreed quantities of training materials appropriate and adequate to train the CARDIOME Sales Force and consistent with the quantities of such materials used by MERCK for its own sales force.  Training program expenses for CARDIOME representatives will be borne by MERCK and the related travel and lodging expenses for CARDIOME representatives will be borne by CARDIOME.

d) CSOs.  CARDIOME may not employ a contract sales organization (“CSO”) to fulfill any of its detailing obligations in the Co-Promotion Territory without the prior consent of MERCK; provided, however, that CARDIOME shall have the right to use a CSO such that, solely in respect of the exercise of CARDIOME’s Co-promotion Option under Section 4.5.2.1 of the Agreement:

i) during the first [Redacted - time period] of its detailing efforts hereunder, such CSO may perform up to [Redacted - percentage amount] of CARDIOME’s detail requirements; and

ii) from the end of the [Redacted - time period] and until the end of the [Redacted - time period], such CSO may perform up to [Redacted - percentage amount] of CARDIOME’s detail requirements;

provided that CARDIOME uses a CSO which is either (a) at such time then utilized by MERCK in connection with other MERCK products; or (b) otherwise approved by MERCK to fulfill such detailing obligations in the Co-Promotion Territory. At any time, regardless of whether the Co-Promotion is exercised under Section 4.5.2.1 or 4.5.2.2, CARDIOME may utilize an approved CSO to cover for normal course absences of CARDIOME Sales Force members, including maternity and the like, or may request that MERCK provide such coverage.  The Parties agree that in the absence of an approved CSO, neither Party will be in breach of its obligations under the Co-Promotion Agreement in the event that CARDIOME fails to provide up to [Redacted - percentage amount] of its required level of detailing due to normal course absences of CARDIOME Sales Force members, including maternity and the like, and MERCK does not provide coverage for such absences.

3)
Commercialization Efforts.  CARDIOME shall use Commercially Reasonable Efforts to execute its obligations under the Plan for each Co-Promoted Product, consistent with the applicable Commercialization budget and in accordance with all Applicable Laws, and shall cooperate with MERCK in carrying out such Plan.

4)
Sales Effort Tracking; Audit Rights.  CARDIOME and MERCK, through the JCC, shall determine the appropriate methodology for tracking the sales efforts of CARDIOME with respect to the Hospital Audience.  CARDIOME shall maintain written and/or electronic records of its sales efforts for a period of three (3) years from the date of performance.  MERCK shall have the right to inspect such records of CARDIOME to verify CARDIOME’s sales effort reports provided to MERCK under the Agreement.  CARDIOME shall make its records available for inspection by appropriate representatives of MERCK during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from MERCK, solely to verify the accuracy of such statements.  Such inspection right shall not be exercised more than once in any Calendar Year and shall not entitle MERCK to review any sales related information with respect to products that are other than any Co-Promoted Product(s).  All information concerning such statements, and all information learned in the course of any audit or inspection, shall be Confidential Information of CARDIOME.

5)
Promotional Materials and Standards.  In Co-Promoting a Co-Promoted Product, the Parties shall maintain and adhere strictly to the approved labeling of the Co-Promoted Product, the approved marketing materials for the Co-Promoted Product, the Agreement and the Plan for such Co-Promoted Product. Only marketing materials and programs developed by MERCK’s marketing team and approved via the MERCK medical-legal review process in accordance with FDA regulations for the Co-Promoted Product in the U.S. shall be used in the U.S.  All promotional materials used by the Parties and all promotional activities relating to the Co-Promoted Product shall comply with all Applicable Laws and the Code of International Federation Pharmaceutical Manufacturer Association (“IFPMA”), including all FDA regulations regarding pharmaceutical marketing practices in the U.S.  In addition, each Party shall insure that its representatives detail Co-Promoted Product in a fair and balanced manner consistent with all applicable legal, regulatory, professional and policy requirements including all applicable MERCK policies.  MERCK and CARDIOME representatives shall not engage in any pre-marketing activities for a Co-Promoted Product prohibited by Applicable Laws and shall not promote any Co-Promoted Product for off-label uses.  The Co-Promoted Product shall be Co-Promoted under a single trademark designated by MERCK, with MERCK recording all sales of the Co-Promoted Product.

6)
Sales Efforts in the U.S.  As part of each Plan, MERCK, with review by the JCC, shall determine the targeted level of sales of the applicable Co-Promoted Product for the Calendar Year covered by such Plan.  The Co-Promoted Product shall be included in each Party’s respective sales incentive bonus program for the corresponding sales representatives, with specified links to sales performance.

7)
Performance Criteria/Detailing Shortfall.  The Parties shall agree on criteria for measuring CARDIOME’s performance under the Co-Promotion Agreement, which shall be consistent with MERCK’s standards for measuring the performance of MERCK’s sales representatives promoting the Co-Promoted Product.

8)
Compensation.  MERCK shall compensate CARDIOME for its field based personnel that support the Co-Promoted Product in the Co-Promotion Territory based on a reasonable fee for such level of detailing effort, which fee shall be agreed between the Parties, acting reasonably and in good faith, and which fee  will be commensurate with [Redacted - percentage amount] of the overall cost of the Parties’ detailing effort to the Hospital Audience for the Co-Promoted Product in the Co-Promotion Territory.  Such payment shall be made on a Calendar Quarter basis, in arrears.

9)
Sales Information Integration.  Each Party will strive to establish a transparent and compatible sales reporting system for Co-Promoted Products to facilitate call planning and representatives activities.

10)  Miscellaneous. The Co-Promotion Agreement shall contain other customary and appropriate provisions, including provisions for confidentiality, termination and, to the extent not already addressed in the Agreement, indemnification.

Exhibit 5.1: Potential Product Trademarks

[Redacted - list of Cardiome trademarks]

Exhibit 6.1.1: Clinical Supplies: Vernakalant Inventory

[Redacted - list of Cardiome inventory]

Exhibit 6.1.3: Certificates of Analysis for the Clinical Supplies Listed in Exhibit 6.1.1

[Redacted - list of Cardiome certificates of analysis for the Clinical Supplies]

Exhibit 11.2: Terms and Conditions of Line of Credit

Merck & Co. shall, from time to time, extend credit under a line of credit (each such extension, an “Advance”) to CARDIOME, upon not less than forty-five (45) days’ written notice from CARDIOME to Merck & Co., up to a maximum outstanding principal amount equal to, at any given time, the amounts set forth in paragraph 1 below (such amount the “Maximum Loan Amount”).  Advances shall be evidenced by a single promissory note in the form of Exhibit A attached hereto, which shall be executed and delivered by CARDIOME to Merck & Co. contemporaneously with the first delivery by CARDIOME of a notice requesting the initial Advance (the “Promissory Note”).  Subsequent Advances shall be deemed to be evidenced by the previously-delivered Promissory Note.  Unless otherwise agreed by the Parties, the terms and conditions of the Advances shall consist of the following:

(1)           Maximum Loan Amount.  The Maximum Loan Amount from time to time available to be drawn shall be deemed to be as follows during the Calendar Years set forth in the table below:

Period	Maximum Loan Amount
Effective Date through December 31, 2009	$0
January 1, 2010 through December 31, 2010	$25,000,000
January 1, 2011 through December 31, 2011	$25,000,000
January 1, 2012 through December 31, 2012	$25,000,000
January 1, 2013 through December 31, 2013	$25,000,000 or $0, as applicable, pursuant to paragraph 3 below

For the avoidance of doubt, the maximum Advance in any Calendar Year shall not exceed Twenty Five Million Dollars ($25,000,000).

(2)           Minimum Advances.  Each Advance shall be equal to not less than Ten Million Dollars ($10,000,000);

(3)           Condition to Final Maximum Loan Amount.  [Redacted - condition to final maximum loan amount], shall be deemed to be a condition precedent to the fourth and final Advance of up to $25,000,000.

(4)           Conditions to All Advances.  The obligation of Merck & Co. to make any Advance hereunder is subject to the satisfaction of each of the following conditions precedent:

(a)           none of the following conditions or events shall have occurred and be continuing (each, an “Event of Default”):

(i)           CARDIOME fails to make any payment of principal or interest in respect of any Advance when due and, in the case of a failure to pay interest when due, such failure continues for ten (10) days; or

(ii)         CARDIOME makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over all or substantially all of its property, or files a petition under any bankruptcy or insolvency act or has any such petition filed against it which is not discharged within sixty (60) days of the filing thereof; and

(b)          no material breach of the Collaboration and License Agreement by CARDIOME has occurred and is continuing;

(c)           no Change of Control of CARDIOME shall have occurred; and

(d)          no notice of termination of the Collaboration and License Agreement under Article 16 thereof shall have been provided by either MERCK or CARDIOME.

(5)           Availability of Advances.  No Advances shall be available to be drawn after December 31, 2013.

(6)           Interest Payments, Calculation and Rate.  Each outstanding Advance shall accrue interest at a rate equal to the LIBOR Rate as in effect on the date of the notice of request for an Advance, plus [Redacted - percentage amount] per annum, except that the LIBOR Rate shall be redetermined on each anniversary of such Advance, which shall be the LIBOR Rate in effect on each such anniversary date.  Interest shall be payable on a Calendar Quarter basis on each March 31, June 30, September 30 and December 31, or if such day is not a business day, the next succeeding business day, and shall be payable in cash in arrears based on a year of 360 days and actual days elapsed.

(7)           Maturity Dates.  Advances extended in the periods set forth below shall be repaid in full on the corresponding maturity dates set forth below (it being understood that if such maturity date is not a business day, then such Advances shall be repaid on the next succeeding business day):

Period	Maturity Date
January 1, 2010 through December 31, 2010	December 31, 2016
January 1, 2011 through December 31, 2011	December 31, 2017
January 1, 2012 through December 31, 2012	December 31, 2018
January 1, 2013 through December 31, 2013	December 31, 2019

(8)           Repayments.  CARDIOME may, at its option, repay all or a portion of any Advance from time to time without premium or penalty, subject to five (5) business days’ notice to Merck & Co.  To the extent that CARDIOME has more than one Advance outstanding at the time a repayment is made and such repayment is equal to less than all of the aggregate amount of such Advances, such repayment shall be applied to reduce outstanding Advances as CARDIOME selects.  To the extent that CARDIOME fails to select which Advances shall be repaid, such repayment shall be deemed to be applied to reduce Advances in direct order of maturity (first to repay Advances made in 2010, second to repay Advances made in 2011, third to repay Advances made in 2012 and fourth to repay Advances made in 2013).

(9)           Advance Account. Merck & Co. shall record in an account (the “Advance Account”) on its books and records the amount of each Advance, the interest rate applicable, all payments or other credits of principal and interest thereon and the principal balance thereof from time to time outstanding. Merck & Co. shall furnish CARDIOME with a statement of the Advance Account (the “Statement”), showing all entries therein within thirty (30) days after the end of each Calendar Quarter. If CARDIOME disagrees with Merck & Co.’s Statement, it will notify Merck & Co. in writing and, if CARDIOME and Merck & Co. do not resolve the matter within sixty (60) days of CARDIOME’s notice, the Parties will resolve the matter in accordance with Section 22.2 of the Collaboration and License Agreement.  Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of CARDIOME hereunder to pay any amount owing with respect to the Advances, which obligation shall be based on actual Advances, interest charges and payments, and not on the Advance Account, or provide the basis for any claim against Merck & Co.

Exhibit A to Exhibit 11.2: Form of Promissory Note

Promissory Note

$100,000,000

Date: [date of initial Advance]

For value received, Cardiome Pharma Corp. (“CARDIOME”), intending to be legally bound, promises to pay to the order of Merck & Co., Inc., a corporation organized under the laws of New Jersey
(“MERCK”), on the maturity dates set forth in Exhibit 11.2 to the Collaboration and License Agreement as defined below), in lawful money of the United States and in immediately available funds, the principal amount of the lesser of (a) ONE HUNDRED MILLION DOLLARS ($100,000,000) and (b) the aggregate unpaid principal amount of all Advances made by MERCK to CARDIOME then due under the Collaboration and License Agreement. CARDIOME further promises to pay to the order of MERCK interest in like money on the unpaid principal amount hereof from time to time outstanding at the rates, and on the dates, specified in Exhibit 11.2 to the Collaboration and License Agreement.

This promissory note (this “Note”) evidences the Advances contemplated by and referenced in Exhibit 11.2 of that certain Collaboration and License Agreement between MERCK and CARDIOME dated as of
[              ], 2009 (as the same may be amended, supplemented or modified from time to time, the “Collaboration and License Agreement”), and is entitled to the rights and benefits described therein. Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Collaboration and License Agreement.

Upon the occurrence of an Event of Default described in paragraph 4(a)(i) of Exhibit 11.2 of the Collaboration and License Agreement which remains uncured for thirty (30) days after written notice from MERCK to CARDIOME describing such Event of Default, and upon the election of MERCK, all principal and interest under this Note shall automatically become due and payable.

Upon the occurrence of an Event of Default described in paragraph 4(a)(ii) of Exhibit 11.2 of the Collaboration and License Agreement, all principal and interest under this Note shall automatically become due and payable.

Upon either (a) a termination of the Collaboration and License Agreement by MERCK under Section 16.3 thereof or (b) the exercise by MERCK of its rights pursuant to Section 17.2 of the Collaboration and License Agreement, all principal and interest under this Note shall automatically become due and payable.

In the event that CARDIOME undergoes a Change of Control with a Significant Pharmaceutical Company, all principal and interest under this Note shall become due and payable within thirty (30) days following the Change of Control.

As collateral security for the full, prompt, complete and final payment and performance when due (whether at stated maturity, by acceleration or otherwise) of all of its obligations under this Note, CARDIOME hereby grants to MERCK a first priority security interest in and to the following:  (i) the CARDIOME Patents, including, without limitation, the right to sue for past, present and future infringements, all rights corresponding thereto throughout the Territory and in the Field, but in any and all cases excluding any "Cardiome Patent Rights" as defined in Section 1.1(k) of the Astellas Agreement; and (ii) all proceeds of any of the foregoing ((i) and (ii) collectively, whether now existing or hereafter arising, and wherever located, constituting the  “Collateral”); provided that the Collateral shall include all  accounts and general intangibles that consist of rights to payment from the sale, licensing or disposition of all or any part of the CARDIOME Patents or the Cardiome Patent Rights; and provided further that the above grant of a security interest shall not attach to the Collateral until the date of the initial Advance.  Upon the occurrence and during the continuance of an Event of Default, MERCK shall be entitled to exercise all rights and remedies of a secured party under the New York Uniform Commercial Code.  CARDIOME hereby authorizes MERCK on and after the date of the initial Advance to file financing statements, without notice to CARDIOME, with all appropriate jurisdictions to perfect or protect MERCK’s interest or rights hereunder.  CARDIOME agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things as MERCK may at any time and from time to time reasonably request in connection with this security interest or to carry out more effectively the provisions and purposes of, or to better assure and confirm unto MERCK its rights and remedies under, this Note.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

In addition to the rights and remedies specifically set forth in this Note, MERCK shall be entitled to such other rights and remedies as are available at law or in equity.  The rights and remedies of MERCK hereunder are cumulative and not exclusive of any rights or remedies that MERCK would otherwise have.  No single or partial exercise of any such right or remedy by MERCK, and no discontinuance of steps to enforce any such right or remedy, shall preclude any further exercise thereof or of any other right or remedy of MERCK.

THE SUCCESSORS AND PERMITTED ASSIGNS OF CARDIOME SHALL BE BOUND BY THE TERMS OF THIS NOTE; THE RIGHTS AND PRIVILEGES OF MERCK UNDER THIS NOTE SHALL INURE TO THE BENEFIT OF ITS SUCCESSORS AND ASSIGNS. CARDIOME MAY NOT ASSIGN OR DELEGATE ITS RIGHTS OR OBLIGATIONS HEREUNDER EXCEPT TO A PARTY TO WHOM CARDIOME ASSIGNS THE COLLABORATION AND LICENSE AGREEMENT IN ACCORDANCE WITH SECTION 22.3 THEREOF.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN
ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE APPLICATION OF PRINCIPLES OF CONFLICTS OF LAWS.

In the event of any dispute, difference or question arising between MERCK and CARDIOME in connection with this Note, the construction thereof, or the rights, duties or liabilities of either MERCK or CARDIOME, then such dispute shall be resolved in accordance with the procedures set forth in Section 22.2 of the Collaboration and License Agreement.

CARDIOME PHARMA CORP.

By:
Name:
Title:

Exhibit 12.5: Form of Press Release

News Release
Merck & Co., Inc. Contacts		Cardiome Contacts

Media:	Ian R. McConnell (U.S.)	Media:	Irma Gomez-Dib – FD
	(908) 423-3046		(212) 850-5761

Vincent Lamoureux (Canada)
(514) 428-3456

Investors:	Eva Boratto	Investors:	Peter K. Hofman
	(908) 423-5185		(604) 676-6993

Merck & Co., Inc. and Cardiome Sign License Agreement for Vernakalant, an Investigational Drug for Treatment of Atrial Fibrillation

WHITEHOUSE STATION, N.J. and VANCOUVER, CANADA, April xx, 2009 - Merck & Co., Inc. and Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced a collaboration and license agreement for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation.  The agreement provides Merck with exclusive global rights to the oral formulation of vernakalant (vernakalant [oral]) for the maintenance of normal heart rhythm in patients with atrial fibrillation, and provides a Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, with exclusive rights outside of the United States, Canada and Mexico to the intravenous (IV) formulation of vernakalant (vernakalant [IV]) for rapid conversion of acute atrial fibrillation to normal heart rhythm.

“This agreement underscores Merck's ongoing commitment to the research and development of new cardiovascular drugs,” said Luciano Rossetti M.D., senior vice president and franchise head, Atherosclerosis and Cardiovascular, Merck Research Laboratories.  “Vernakalant is an important addition to our broad portfolio of products and candidates that target multiple aspects of heart disease.”

“Given Merck's long-established leadership in the cardiovascular space, we believe there is no company better suited to advance vernakalant,” said Bob Rieder, chairman and chief executive officer of Cardiome.  “This collaboration places Cardiome in a strong financial position as we conclude our strategic review, and moves the Company closer to providing doctors with an important tool to address this critical unmet medical need.”

Under terms of the agreement, Merck will pay Cardiome an initial fee of US$60 million.  In addition, Cardiome is eligible to receive up to US$200 million in payments based on achievement of certain milestones associated with the development and approval of vernakalant products (including a total of US$35 million for initiation of a planned Phase III program for vernakalant [oral] and submission for regulatory approval in Europe of vernakalant [IV]), and up to US$100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations.  Also, Cardiome will receive tiered royalty payments on sales of any approved products and has the potential to receive up to US$340 million in milestone payments based on achievement of significant sales thresholds.

Cardiome has retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States.  Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates.  Merck has granted Cardiome a secured, interest-bearing credit facility of up to US$100 million that Cardiome may access in tranches over several years commencing in 2010.

Vernakalant (IV) is an investigational candidate being evaluated for its ability to terminate an atrial fibrillation episode and return the heart to normal rhythm.  Cardiome’s co-development partner in North America, Astellas Pharma U.S., Inc., submitted a New Drug Application with the U.S. Food and Drug Administration (FDA) for KYNAPID™ (vernakalant hydrochloride) Injection in December 2006 that included results from two pivotal Phase III clinical trials.  In December 2007, the Cardiovascular and Renal Drugs Advisory Committee recommended that the FDA approve vernakalant (IV) for rapid conversion of atrial fibrillation.  In August 2008, the FDA issued an Approvable action letter requesting additional information.

Vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.  A Phase IIb double-blind, placebo-controlled, randomized, dose-ranging clinical trial in patients at risk of recurrent atrial fibrillation showed that at the 500 mg dose, vernakalant (oral) significantly reduced the rate of atrial fibrillation relapse as compared to placebo.

The effectiveness of the collaboration agreement is subject to the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, if applicable, as well as other customary closing conditions.  The agreement between Cardiome and Astellas Pharma U.S., Inc. for vernakalant (IV) in the United States, Canada and Mexico is unaffected by this agreement.

About Atrial Fibrillation
Atrial fibrillation is the most common cardiac arrhythmia (abnormal heart rhythm).  It has been estimated that 5.5 million patients each year are treated for atrial fibrillation in the seven leading industrialized nations1.  Atrial fibrillation is the term used to describe an erratic and often rapid heart rate where the beat of the heart's two small upper chambers (the atria) is not coordinated with the two lower chambers (the ventricles).  It commonly leads to symptoms of heart palpitations, shortness of breath and weakness, and blood clots may form.  If a blood clot in the atria leaves the heart and becomes lodged in an artery in the brain, a stroke results.  About 15 percent of strokes occur in people with atrial fibrillation.  The risk of atrial fibrillation increases with age.

About Vernakalant
Vernakalant is a new chemical entity discovered by Cardiome and designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat the disease.  Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation.  The drug is currently being developed for two potential applications: (1) vernakalant (IV) is being evaluated as a potential candidate to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (2) vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.

About Merck & Co., Inc.
Merck & Co., Inc. is a global research-driven pharmaceutical company dedicated to putting patients first.  Established in 1891, Merck currently discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs.  The company devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them.  Merck also publishes unbiased health information as a not-for-profit service.  For more information, visit http://www.merck.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

Merck Forward-Looking Statement
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements.  The forward-looking statements may include statements regarding product development, product potential or financial performance.  No forward-looking statement can be guaranteed and actual results may differ materially from those projected.  Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.  Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect Merck's business, particularly those mentioned in the risk factors and cautionary statements in Item 1A of Merck's Form 10-K for the year ended December 31, 2008, and in its periodic reports on Form 10-Q and Form 8-K, which the Company incorporates by reference.

Cardiome Forward-Looking Statement
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.
###

2 Decision Resources